As confidentially submitted to the Securities and Exchange Commission on September 20, 2021. This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Nuvectis Pharma, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2834	86-2405608
(State of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1 Bridge Plaza
Suite 275
Fort Lee, NJ, 07024
(201) 614-3150
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ron Bentsur, M.B.A.
Chairman and Chief Executive Officer
Nuvectis Pharma, Inc.
1 Bridge Plaza
Suite 275
Fort Lee, NJ, 07024
(201) 614-3151
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew W. Mamak Alston & Bird LLP 90 Park Avenue New York, NY 10016 (212) 210-1256	Ivan K. Blumenthal Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 3rd Avenue New York, NY 10017 (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee(3)(4)
Common Stock, par value $0.00001 per share	$	[28,750,000]	$	[3,136.63]

1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

4)
[Previously paid.]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2021
            Shares
Common Stock
Nuvectis Pharma, Inc.

This is an initial public offering of shares of common stock by Nuvectis Pharma, Inc. We are offering         shares of our common stock to be sold in this offering. The initial public offering price is expected to be between $      and $      per share.
Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “   ’’.
We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced reporting requirements.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 18.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Nuvectis Pharma, Inc., before expenses	$	$

1)
See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also purchase up to an additional        shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $      and our total proceeds, after deducting underwriting discounts and commissions but before expenses, will be $      . The underwriters expect to deliver the shares of common stock to purchasers on or about            , 2021 through the book-entry facilities of The Depository Trust Company.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 18.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of to purchasers on or about                 , 2021.
ThinkEquity
The date of this prospectus is [           ], 2021

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of common stock and the distribution of this prospectus outside the United States.
Through and including           , 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

INDUSTRY AND MARKET DATA
This prospectus includes industry and market data that we obtained from periodic industry publications, third party studies and surveys, filings of public companies in our industry and internal company surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. The market and industry data used in this prospectus involve risks and uncertainties that are subject to change based on various factors, including the COVID-19 pandemic and those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.
TRADEMARKS AND TRADENAMES
We own various U.S. federal trademarks and/or unregistered trademarks, including our company name, logo and solution names and other trade or service marks. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto.
ABOUT THIS PROSPECTUS
In this prospectus, unless the context suggests otherwise, references to “Nuvectis Pharma,” “Nuvectis,” the “Company,” “we,” “us” and “our” refer to Nuvectis Pharma, Inc.
This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. You should read this prospectus, any free writing prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.
Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

ii

Prospectus Summary
This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto included elsewhere in this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “Nuvectis,” “Nuvectis Pharma,” the “Company,” “we,” “us,” “our” and similar designations in this prospectus to refer to Nuvectis Pharma, Inc. and, where appropriate, our subsidiaries.
Overview and Our Approach
We are a biopharmaceutical company focused on the development of innovative precision medicines for the treatment of serious unmet medical needs in oncology. We rely on our core competencies of target selection, drug profiling, and clinical and regulatory execution to build a pipeline of anticancer targeted-therapy drugs. Improved genetic sequencing and understanding of cancers’ RNA, DNA and protein abnormalities has led to the discovery and characterization of novel oncogenic genetic mutations and alterations that were previously unknown, unaddressed, unsuccessfully targeted or overlooked. We believe that these advancements represent a fundamental change in the development of targeted therapies and will increasingly lead to tumor agnostic approaches whereby cancers will be characterized for treatment based on genetic signatures, such as a certain mutation, rather than in a tissue-specific manner. We are currently developing two preclinical drug candidates with the lead candidate expected to begin a Phase 1 clinical trial in the fourth quarter of 2021.
With our precision medicine approach, we aim to pharmacologically target novel oncogenic pathways which are key drivers of the disease. As such, we believe that our approach can also enable the use of biomarker-based patient selection, wherein patients are selected for treatment with a drug based on specific attributes of their cancer, such as specific mutations and cellular alterations, and could prospectively identify patients that are more likely to benefit from our targeted therapy, a type of cancer treatment that precisely identifies and attacks a specific pathway of cancer cells, thereby potentially increasing the likelihood of a successful treatment outcome. We have extensive experience and expertise in licensing promising product candidates from a wide range of global sources, including universities, academic/research centers and biotechnology companies.
In May 2021, we licensed exclusive worldwide commercial rights to NXP800, an HSF1 pathway inhibitor, our lead product candidate, which was discovered and developed in the drug discovery program at the Institute for Cancer Research (“ICR”) in London, England. The ICR performs pioneering work in discovering new cancer drugs with unique mechanisms of action. The ICR’s drug discovery unit has discovered several successful clinical drug candidates, the most notable of which is Zytiga, a leading drug for metastatic prostate cancer. In August 2021, we licensed worldwide commercial rights to NXP900, a novel SRC/YES1 kinase inhibitor from the University of Edinburgh, Scotland, U.K. (“UoE”). UoE is considered a leader in research designed to discover novel targeted-therapy drug candidates.
Our license agreements for NXP800 and NXP900 are subject to certain milestone and royalty payments. For additional information, see sections “NXP800 License Agreement” and “NXP900 License Agreement,” respectively.
Our drug candidates have not yet been approved by the U.S. Food and Drug Administration (“FDA”), and we may not obtain FDA approval for any of our drug candidates.

Figure 1: Nuvectis Precision Medicine Pipeline
Our Leadership Team
Nuvectis was founded and is led by a highly qualified management team comprised of industry veterans with extensive drug development experience. Our three co-founders have a proven track record of successful drug development and capability to raise the capital necessary to support the development of product candidates. Collectively, our three co-founders held leadership roles in companies that achieved four U.S. FDA approvals and launches of novel medications in both oncologic and non-oncologic indications, including three New Drug Applications (“NDAs”) and one Biologics License Application (“BLA”), as well as two approvals in the European Union (“EU”), and one approval in Japan (via a Japanese partner). Our co-founders successfully led the approvals and launches of: Auryxia®, which is approved for the treatment of hyperphosphatemia in patients with dialysis-dependent chronic kidney disease (“CKD”) and for the treatment of anemia in patients with non-dialysis-dependent CKD; Jelmyto®, which is approved for the treatment of upper tract urothelial carcinoma; and Elzonris®, which is approved for the treatment of blastic plasmacytoid dendritic cell neoplasm. Notably, significant regulatory achievements of our leadership team also include obtaining two Breakthrough Therapy Designations in oncology and six Orphan Drug (four U.S. and two EU) and two Fast Track Designations.
Ron Bentsur, our co-Founder, Chairman, Chief Executive Officer and President, previously served as Chief Executive Officer of Urogen Pharma, Ltd. (NASDAQ: URGN) and Keryx Biopharmaceuticals, Inc. (acquired by Akebia Therapeutics, Inc. in 2018), where he led these companies to the approval of their marketed products. Mr. Bentsur also served on the Board of Directors at Stemline Therapeutics, Inc. through the FDA approval of its marketed product and the company’s subsequent acquisition by Menarini Pharma in 2020.
We believe that our combination of clinical development, preclinical research expertise, and track record of drug approvals could improve the potential for clinical, regulatory, and commercial success.
See section “Executive Officers and Senior Management” for more information.
Our NXP800 program
NXP800 is an oral small molecule inhibitor of the Heat Shock Factor 1 (“HSF1”) pathway, a signaling pathway that plays an important role in the initiation and progression of many cancers. It was hypothesized that inhibiting the HSF1 pathway would significantly impede the survival of cancer cells. This hypothesis led to the discovery of NXP800 by the ICR.
Our initial target indications for NXP800 — ovarian clear cell carcinoma (“OCCC”) and endometrioid ovarian cancer — are both serious conditions of unmet medical need. A large body of work has verified the importance of HSF1 to tumor genesis and progression in a variety of malignancies, and, in fact, amplification of the HSF1 gene has been observed at a high prevalence in a wide range of cancers. The roles of HSF1 in the regulation of genes that are involved in the control of cell proliferation (the process that results in an increase of the number of cells) and cell-cycle progression (a highly regulated process that is meant to ensure proper division of the cell and proliferation) as well as in the promotion of the survival of transformed cells have been independently described in various scientific publications.
HSF1 is also one of the key guardians of the cellular proteome (the pool of proteins within a cell), and as such, plays an important role in the cellular response to the oncogenic stress imposed on the cancer cell. Oncogenic, cellular and environmental stressors can include genetic perturbations (an alteration of function at the molecular level), oxidative stress (an imbalance of free radicals and antioxidants resulting from increased metabolic rate of the cancer cell), heavy metals and chemotherapy leading to errors in biogenesis (errors in the production of new cellular components), protein damage misfolding, and proteome imbalance (an imbalance in the dynamic regulation of the cell protein content). Cancer cells actively exploit the HSF1 transcription factor in an effort to overcome these diverse stresses and promote biological activities that are crucial to their survival, progression, immune evasion, and metastasis, thus developing a dependency on HSF1 (see Figure 2). This utilization of the HSF1 pathway by cancer cells in order to overcome stress is also referred to as an HSF1 addiction.
Figure 2: HSF1 addiction in cancer
In preclinical studies, treatment with NXP800 inhibited tumor growth in human xenografts of ovarian cancer, particularly in OCCC and endometrioid ovarian cancer models, cancers that have a high prevalence of mutations in the AT-Rich Interaction Domain (“ARID1a”) gene. ARID1a is frequently mutated in various solid tumors, and these mutations are associated with aberrant cell cycle and loss of cell proliferation control. This helps the tumor cells on one hand, but at the same time reduces these cells’ defensive capacity against stresses that arise from their high metabolic rate and from insults arising from the tumor microenvironment (which is the environment around a tumor, including the surrounding blood vessels, immune cells, fibroblasts, signaling molecules and the extracellular matrix). Cancer cells compensate for this weakness by increased activity of the HSF1 pathway. This suggests a synthetic lethality potential for NXP800 in ARID1a-mutated cancers.
Synthetic Lethality and NXP800
The preclinical data that established the link between ARID1a deficiency and the overactivation of the HSF1 pathway as a compensation mechanism in cancer cells suggest that ARID1a-deficient cancer cells may be susceptible to synthetic lethality when treated with NXP800. Synthetic lethality is a clinically validated approach to treating cancer based on the concept that concomitant perturbations of two genes or pathways (a synthetic lethality pair), each of which is nonlethal to the cancer cell on its own, result in cell death. Hence, cancer cells that contain a mutation in one gene of a synthetic lethality pair are susceptible to specific targeting by a drug, or pharmacologic targeting, of the other gene of the pair. In cases where there is an existing mutation in a certain gene, various therapies aim at identifying a lethal pair target, ranging from oncogenes to tumor suppressors. This can result in synthetic lethality and potentially broaden the armamentarium of anti-cancer treatments. The first example of a treatment that exploits synthetic lethality is a poly adenosine diphosphate-ribose polymerase (“PARP”) inhibitors, which were first approved in 2016. PARP inhibitors are active against cancer cells only when these cells harbor mutations in their BRCA1 and BRCA2 genes. These two genes are tumor suppressor genes. When functioning properly, they help keep breast, ovarian, and other types of cells from growing and dividing too rapidly or in an uncontrolled way. When these genes are mutated, the cell may become cancerous.
In the human xenografts that harbored ARID1a mutations, NXP800 impacted the expression of several genes including downregulation (the reduction at the cellular level of the magnitude or rate of a physiological response or a biochemical process, such as the expression of a gene) of known HSF1 target genes, such as the pro-survival factor HSPB1 (a factor that promotes the survival of a cell) indicating a direct effect on the HSF1 pathway. In addition, NXP800 upregulated the expression of Glutathione-specific gamma-glutamylcyclotransferase 1 (“CHAC1”), whose unique function is the degradation of glutathione (“GSH”), a key metabolite in cell protection from stress, thus reducing the intracellular GSH levels. Consequently, by inhibiting the HSF1 pathway in ARID1a-mutated cancer cells, treatment with NXP800 resulted in a synthetic lethality effect (see Figure 3).
Further preclinical work is currently ongoing at the ICR to investigate the utility of ARID1a mutation as a potential patient selection marker in additional tumor types. This work could support our use of a tumor agnostic development strategy wherein we enroll patients based on the cancer’s genetic and molecular features without regard to the type or location of the cancer.
Figure 3. NXP800 Driven Synthetic Lethality

WT ARID1a Tumor Cells
Extracellular Cystine
BAF complex
RNA PII
BRG1
NRF2
ARID1a
TSS
SLC7A11 gene
SLC7A11 (transporter)
(+ metabolic transformation)
=
Cysteine
Cysteine is a key component of the GSH metabolic pathway
ROS
GSH
CANCER CELL SURVIVAL
ARID1a-mutated Tumor Cells
Extracellular Cystine
ARID1a deficiency leads to reduced transcription of SLC7A11 gene, and subsequently reduced transport of Cystine
SLC7A11 (transporter)
RNA PII
NRF2
ARID1a
TSS
SLC7A11 gene
(+ metabolic transformation)
=
Cysteine
Reduced Cystine transport leads to lower levels of GSH and tips the GSH-ROS balance toward ROS (compared to cells with WT ARID1a)
GSH
ROS
CP800 inhibition of HSF1 pathway tips the balance toward ROS and cancer cell death
GSH
ROS
CANCER CELL DEATH

Left panel: ARID1a controls the expression of key components of the metabolic pathway leading to increased cancer cell survival by enhanced generation of Glutathione (GSH) and protection from metabolic stress induced by reactive oxygen species (ROS).

Right panel: ARID1a mutations are associated with an aberrant cell cycle leading to reduced GSH levels, which results in decreased protection against stress. The cancer cells compensate for this by overactivation of the HSF1 pathway. Treatment with NXP800 inhibits the HSF1-pathway, thus reducing GSH levels.

Source: Nuvectis Pharma
As ARID1a mutations and gene silencing (a reduction or elimination of the production of a protein from its corresponding gene) occur in roughly two thirds of all OCCC patients, approximately 40% of all endometrioid ovarian cancer patients, as well as in various other types of cancers, we believe that NXP800’s mechanism of action is well suited as a synthetic lethality strategy. The genetic screening for the ARID1a mutation is a standard part of the commercially available screening panels utilized in the clinic for cancer patients.
A comprehensive preclinical data package comprised of pharmacology, pharmacokinetics and safety studies intended to support a submission of a clinical trial application (“CTA”) to the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the U.K. has been completed, and we believe that this package is sufficient for this purpose. The CTA submission with the MHRA is planned for the fourth quarter of 2021, and we expect to initiate our Phase 1 dose-escalation study in the U.K. also in the fourth quarter of 2021, immediately following the acceptance of the CTA by the MHRA. However, this timeline may be delayed as a result of the MHRA review given that we have not yet submitted the CTA. Additionally, our submission of an Investigational New Drug (“IND”) Application to the U.S. Food and Drug Administration (“FDA”) is planned in the first half of 2022. This will be done in order to expand the study to also include clinical sites in the U.S. In preclinical and pharmacology studies, no meaningful off-target effects were observed when screened against a broad panel of kinases, bromodomains, GPCRs, orphan receptors, and nuclear hormone receptors. We plan to initiate a Phase 1 dose escalation trial for NXP800 in patients with advanced-stage solid tumors in the fourth quarter of 2021, followed by a clinical trial evaluating cohorts of patients with ARID1a-mutated OCCC and advanced-stage endometrioid ovarian cancer, and possibly cohorts of patients with additional types of solid tumors. Additional preclinical studies are planned at the ICR and other third-party vendors to assess the preclinical safety and efficacy of NXP800 in additional solid tumor types.
Addressing an Unmet Need in Clear Cell Ovarian Cancer and Advanced-stage Endometrioid Ovarian Carcinoma
We plan to initially investigate NXP800 as a treatment for OCCC and endometrioid ovarian carcinoma. NXP800 is precisely targeted for women with these diseases who have either the ARID1a mutation or ARID1a epigenetic loss.
OCCC is highly malignant, difficult to treat, and has a very poor survival rate due to frequent recurrence after surgery and first-line treatment. First-line treatment consists of platinum-based chemotherapy (“PBC”), for which the response rate in relapse/refractory platinum resistant patients is 1%, demonstrating a clear and dire need for a new treatment option for OCCC. OCCC represents approximately 10% of all ovarian cancer cases in the United States, with an annual incidence of approximately 2,200 patients.
Endometrioid ovarian cancer represents approximately 10% of all diagnosed ovarian cancer cases. If diagnosed at an early-stage, endometrioid ovarian tumors can typically be resected. However, if diagnosed at later stages, these tumors have a substantially worse prognosis. Advanced, platinum-resistant, endometrioid cancer in the United States represents approximately 30% of the endometrioid ovarian cancer segment. There are currently no FDA approved drugs for the treatment of advanced endometrioid ovarian cancer.
OCCC and endometrioid ovarian carcinoma are subtypes of epithelial ovarian carcinoma whose clinical characteristics are distinct from those of high-grade serious ovarian carcinoma. They exhibit a unique biological profile that is markedly different from those of other histologic types. The incidence of OCCC among ovarian cancer patients is higher in East Asia (approximately 25%), including Japan, than in Europe and the United States (approximately 10%) (see Table 1 below).
OCCC has highly malignant characteristics, reflected in its resistance and poor response to conventional chemotherapy. Endometrioid and clear cell variants are postulated to arise from the same cell type. Notwithstanding the initial PBC response in the endometrioid ovarian subset, the progression-free survival at three years for patients diagnosed with stage III/IV is a dismal 20% for stage III and 0% for stage IV. The dismal response to first line PBC in OCCC represents a clear unmet cancer treatment need.

Table 1: Estimated Annual Incidence of ARID1a Mutated Patients in OCCC and Endometrioid Ovarian Carcinoma in Major Markets
Indication/Major market	Estimated Annual Incidence	Patients with ARID1a mutation or protein loss
OCCC/US	2,175	1,410
Endometrioid Ovarian Carcinoma/US	2,175	909
OCCC/EU	3,408	2,210
Endometrioid Ovarian Carcinoma/EU	3,408	1,425
OCCC/Japan	2,500	1,625
Endometrioid Ovarian Carcinoma/Japan	1,000	375
Source: Nuvectis Pharma
We believe that we can become the first company with an approved drug for advanced-stage OCCC and advanced-stage endometrioid ovarian carcinoma. Our plan is to commence a Phase 1 clinical trial of NXP800 in the fourth quarter of 2021.
Market Potential in Additional Solid Tumor Types
Beyond our initial target indications, we believe that NXP800 has the potential to demonstrate anti-tumor activity in several additional tumor types, such as gastric, hepatocellular, esophageal, urothelial carcinoma and others. Additional in vivo preclinical studies are planned at the ICR to investigate the use of ARID1a mutation as a potential patient selection marker in additional tumor types. This work could support our use of a tumor-agnostic development strategy wherein we enroll patients based on the cancer’s genetic and molecular features without regard to the type or location of the cancer. Regulatory approval by the FDA will be required for any of these potential additional indications prior to U.S. commercialization. While we expect that the current oral dosage form of NXP800 will also be used for these additional potential indications, different dosage strengths, dosing schedules and other drug administration characteristics may be required.
NXP800 Intellectual property
We licensed one patent family covering the composition of matter for NXP800, which includes two issued U.S. patents covering the composition of matter for NXP800, as well as methods of using and making NXP800. Composition of matter patents in this family have also been issued in other major markets, including Australia, Brazil, China, India, Israel, Mexico, Russia, Singapore, Japan and the E.U. The statutory expiration for patents in this family is October 2034, without taking into account any possible patent term extension, where applicable. We licensed a patent family directed to additional compounds structurally distinct from NXP800, that modulate HSF1. This patent family is granted in the U.S. and has a statutory expiration of April 2036. We have also licensed a patent family pending in the U.S. and Europe directed to deuterated compounds that modulate HSF1. Any patent that grants from this family would have a statutory expiration of October 2037.
Our NXP900 program
In August 2021, we licensed exclusive worldwide commercial rights to NXP900 and its derivatives from the UoE. NXP900 is a novel, oral small molecule designed to preferentially inhibit the SRC and YES1 kinases. NXP900 is in preclinical development with IND-enabling studies expected to begin in 4Q 2021. NXP900 has demonstrated robust sub-nanomolar activity against SRC and YES1 kinases, high selectivity, and a unique mechanism of action that we believe could enable NXP900 to be successful in treating solid tumors in which the activation of SRC and YES1 is implicated.
SRC target validation
SRC is aberrantly activated in many cancer types, including solid tumor cancers such as breast, colon, prostate, pancreatic and ovarian cancers, while remaining predominantly inactive in non-cancerous cells.

Increased SRC activity is generally associated with late-stage cancers, metastatic potential and resistance to therapies, and correlates with poor clinical prognosis. Signaling pathways activated by SRC include proliferation, cell growth, cell migration and metastasis and angiogenesis (See figure 4).
Figure 4: Key oncogenic pathways activated by SRC kinase
Legend: Signaling pathways activated by SRC include proliferation, cell growth, cytoskeleton (cell migration and metastasis), and angiogenesis mediated by Phosphatidylinositide 3 Kinase (PI3K), Mitogen-Activated Protein Kinase (MAPK), Signal Transducer and Activator of Transcription 3 (Stat3), Interleukin (IL) 8, and Vascular Endothelial Growth Factor (VEGF)
Multikinase inhibitors that, among other kinases also inhibit SRC have been developed, and two of them, dasatinib and bosutinib, are approved for the treatment of chronic myelogenous leukemia and acute lymphoblastic leukemia, both hematologic (liquid) tumors. However, these drugs have thus far failed to demonstrate meaningful activity in solid tumors, believed to result from their immunosuppressive activity and their inability to completely inhibit the SRC pathway, as explained below. Consequently, while SRC is implicated in many solid tumor types, the existing SRC inhibitors are unable to favorably affect disease progression in solid tumors.
NXP900’s unique mechanism of action
Unlike the approved and clinical-stage SRC kinase inhibitors that inhibit only the catalytic function of SRC, NXP900 locks SRC in its native inactive conformation (see Figure 5), by inhibiting both the catalytic and the scaffolding functions, thereby disabling the SRC pathway by preventing both phosphorylation and complex formation of SRC with its primary partners, including PI3K and FAK (Focal Adhesion Kinase). Furthermore, unlike the approved and clinical-stage SRC inhibitors, NXP900 does not inhibit ABL, avoiding its related immunosuppressive effect. NXP900’s unique mechanism of action has demonstrated highly potent and selective pathway inhibition in cancer cells and in vivo models. Importantly, in vivo, treatment with NXP900 resulted in increased anti-tumor efficacy and tolerability in both syngeneic murine cancer models and xenografts, demonstrating significant therapeutic advantages over dasatinib, including improved tumor growth inhibition, survival and duration of response. Therefore, NXP900’s novel mode of inhibiting SRC could lead to improved treatment of SRC-associated solid tumors.

Figure 5: NXP900 inhibits both the catalytic activity and scaffolding of the SRC kinase and locks SRC in its inactive state
Legend: Complete activation of the SRC pathway requires both catalytic activity and scaffolding of its signal transduction partners in its active conformation (middle image). NXP900 locks SRC in its inactive conformation (left image) by inhibiting both the catalytic activity of SRC and its ability to bind to its signal transduction partners. Other SRC inhibitors, including dasatinib, only inhibit the catalytic activity of SRC while locking it in its active conformation (right image) thereby only partially inhibiting the SRC pathway.
Potential clinical significance of the YES1 target
Amplification of the YES1 gene has been reported in several tumors including lung, head and neck, bladder and esophageal cancers. Furthermore, it has been reported that YES1 gene amplification is a key mechanism of resistance to EGFR or HER2 inhibitors. YES1-dependent oncogenic transformation has also been reported, suggesting that YES1 plays a key role in these solid tumors. There are no FDA approved selective YES1 inhibitors.
Potential use of NXP900 in Medulloblastoma
Medulloblastoma is a rare brain cancer (annual incidence of approximately 500 in the U.S.) that affects mostly pediatric patients. Although rare, medulloblastoma is the most common pediatric brain tumor, with the majority of the incidence among children occurring before the age of five. Unfortunately, this disease spreads early and as many as 40% of patients have metastatic disease at time of diagnosis, resulting in a poor prognosis. Medulloblastoma represents a serious unmet medical need with no approved therapies.
Out of the four identified subtypes of Medulloblastomas, Group 4 is the most prevalent biological subtype, comprising approximately 40% of all medulloblastoma patients. Recent studies have identified aberrant ERBB4-SRC signaling pathway as the hallmark of Group 4 patients, suggesting the SRC kinase as a potential therapeutic target in this group.
In preclinical studies in mice, NXP900 demonstrated its ability to cross the blood-brain barrier, and, importantly, NXP900 remained in the brain over time at average concentrations exceeding the levels required to inhibit SRC in vitro. These data support further exploration of NXP900 in the treatment of Group 4 medulloblastoma.
NXP900 development goals
We plan to commence IND-(or equivalent) enabling studies for NXP900 in the fourth quarter of 2021. This work is intended to enable the start of clinical studies. Our initial target indications may include those cancers in which SRC and YES1 are implicated, including breast, colon, prostate, pancreatic, ovarian, lung, head and neck, bladder, esophageal cancers and medulloblastoma. Preclinical studies evaluating the potential use of biomarkers for the SRC pathway components and YES1 gene amplification are ongoing. We plan to conduct additional in vivo testing of NXP900 in medulloblastoma to better understand the potential therapeutic effect of NXP900 in this indication.
Although we have not, and may never, obtain regulatory approvals for our product candidates, we believe that we can become the first company with an approved SRC/YES1 kinase inhibitor for the treatment of solid tumors.
NXP900 Intellectual property
We licensed one patent family covering the composition of matter for NXP900, which has been granted in the U.S., EU, Japan, China, and is pending in the United Kingdom and Canada. The statutory expiration for patents in this patent family is April 2036, without taking into account any possible patent term extension, where applicable. We have also licensed a patent family directed to a metabolite of NXP900, filed as a priority application August 2021. Any patent that grants from this family would have a statutory expiration of August 2042.
Our Strategy
Our strategy is to build a global biopharmaceutical company through the identification, development, and commercialization of therapeutics to address unmet medical needs in oncology with an initial focus on patients with OCCC and endometrioid ovarian cancers. We intend to leverage our core competencies of target selection, drug profiling and clinical and regulatory execution to build a pipeline of product candidates targeting cancers driven by genetic alterations. The key elements driving our business strategy include:
➢
establishing a leadership position in targeted oncology therapeutics, utilizing the synthetic lethality approach by inhibiting the HSF1 pathway in ARID1a-mutated cancers and/or protein deficiency as a biomarker;

➢
advancing our lead product candidate, NXP800, through clinical development towards regulatory decision-making in OCCC and endometrioid ovarian cancer;

➢
maximizing the therapeutic potential for NXP800 by leveraging preclinical data in additional ARID1a-mutated tumor types, as a monotherapy and possibly in combination with other approved therapies;

➢
positioning NXP900 as a differentiated SRC kinase inhibitor with improved activity against solid tumors compared to the existing SRC kinase inhibitors;

➢
maximizing the therapeutic potential of NXP900 by generating additional in vivo preclinical data to highlight the benefits of inhibiting YES1 on antitumor activity;

➢
deploying our proven clinical, regulatory and business development/licensing expertise to further expand our targeted oncology pipeline for patients with unmet medical needs; and

➢
evaluating opportunities to accelerate development timelines and enhancing the commercial potential of our products in collaboration with third parties, including potential ex-U.S. collaboration opportunities.

Risk Factors
An investment in our common stock is subject to broad range of risks and should only be made after a careful consideration of such risks. For a discussion of some of the risks you should consider before purchasing our common stock, you are urged to carefully review and consider the section entitled “Risk Factors.”

Risk Factor Summary
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the section titled “Risk factors” beginning on page 18, of this prospectus, and include the following:
➢
We have a limited operating history, have not initiated or completed any clinical trials to date, have no products approved for commercial sale and have not generated any revenue, which may make it difficult for investors to evaluate our current business and likelihood of success and viability.

➢
We have incurred losses since our inception and have not generated any revenue. We expect to incur continued losses for the foreseeable future and may never achieve or maintain profitability.

➢
Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery or identification, development, regulatory approval and commercialization of our current or future product candidates.

➢
Even if this offering is successful, we will require substantial additional capital to finance our operations and achieve our goals. If we are unable to raise capital when needed or on terms acceptable to us, we may be forced to delay, reduce or eliminate our research or product development programs, any future commercialization efforts or other operations.

➢
We are substantially dependent on the success of our lead product candidate, NXP800, for which we have not yet commenced a clinical trial.

➢
Clinical trials are very expensive, time consuming and difficult to design and implement, and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials. Our current or future product candidates may not have favorable results in later clinical trials, if any, or receive regulatory approval.

➢
If we fail to demonstrate safety and efficacy to our stakeholders, we may need to terminate development programs, our reputation may be harmed, and our business will suffer.

➢
The COVID-19 pandemic could adversely impact our business, including our clinical trials and clinical trial operations.

➢
The development and commercialization of pharmaceutical products are subject to extensive regulation, and we may not obtain regulatory approvals for NXP800, NXP900, or any future product candidate, on a timely basis or at all.

➢
The manufacture of any of our current or future product candidates is complex. Our third-party manufacturers may encounter difficulties or interruptions in production, which could delay or entirely halt their ability to supply any of our current or future product candidates for clinical trials or, if approved, for commercial sale.

➢
Our future success depends on our ability to retain our executive officers and key employees and to attract, retain and motivate qualified personnel and manage our human capital.

➢
We currently have 3 full-time employees and we will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

➢
If we are unable to obtain and maintain patent protection or other necessary rights for our products and technology, or if the scope of the patent protection obtained is not sufficiently broad or our rights under licensed patents is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

Corporate Information
We were incorporated in July 2020 under the laws of the State of Delaware under the name Centry Pharma, Inc., and changed our name to Nuvectis Pharma, Inc. in July 2021. Our principal executive offices are located at 1 Bridge Plaza, 2nd Floor, Fort Lee, NJ 07024, and our telephone number is (201) 614-3150. Our website address is www.nuvectis.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
Implications of being an emerging growth company and a smaller reporting company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
➢
being permitted to only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

➢
reduced disclosure about our executive compensation arrangements; and

➢
not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; and an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company.
We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (“SEC”). We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.
We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.
We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering
Shares of common stock offered by us
     shares
Shares of our common stock to be outstanding after this
offering
     shares (or        shares if the underwriters exercise their option to purchase additional shares in full).
Underwriters’ option to purchase additional shares
We have granted the underwriters an option for a period of 30 days to purchase up to               additional shares of common stock.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $      million, or approximately $      million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $    million, or $     million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to fund the Phase 1/2 development of NXP800, to continue development and sponsored research related to our current product candidates or any future product candidate, hiring of additional personnel, capital expenditures, costs of operating as a public company and other general corporate purposes. See “Use of Proceeds.”
Proposed Nasdaq Global Market symbol
“NVCT”
Risk factors
Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.
The number of shares of our common stock outstanding after this offering is based on 244,046 shares of our common stock outstanding as of September 17, 2021, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 128,520 shares of common stock upon the completion of this offering, and excludes:
➢
5,810 shares of common stock issuable upon exercise of options outstanding under our Global Equity Incentive Plan as amended and restated (the “Plan”), at an exercise price of $119.05 per share as of September 17, 2021;

➢
2,587 shares of common stock issuable upon the exercise of warrants under the Plan to purchase common stock at an exercise price of $119.05 per share as of September 17, 2021;

➢
4,963 shares of restricted stock granted to the Company’s three founders on July 27, 2021;

➢
400 shares of restricted stock issued under the Plan on September 1, 2021; and

➢
1,677 shares of common stock reserved for future issuance under the Plan.

Except as otherwise noted, all information in this prospectus:
➢
assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock in this offering;

➢
assumes no exercise of the outstanding options and warrants described above;

➢
gives effect to the automatic conversion upon the completion of this offering of all of our outstanding shares of preferred stock into an aggregate of shares of common stock; and

➢
assumes the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur upon the closing of this offering.

Summary Financial Data
The following tables set forth a summary of our financial data for the periods and as of the dates indicated. The summary statements of operations data for the period from July 27, 2020 (inception) through December 31, 2020 are derived from our audited financial statements and related notes included elsewhere in this prospectus. We did not have any significant operation through March 31, 2021. For interim periods, we have derived our selected statements of operations data for the six months ended June 30, 2021 and the selected balance sheet data as of June 30, 2021 from our unaudited condensed financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results for any period. You should read this data together with our audited financial statements, condensed unaudited financial statements, and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data included in this section is not intended to replace the financial statements and related notes included elsewhere in this prospectus.
The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus.
Statement of Operations
(in thousands, except per share and share amounts)
For the period of six months ended as of June 30, 2021
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT	4,245
GENERAL AND ADMINISTRATIVE	1,716
5,961
NET LOSS	5,961
BASIC AND DILUTED NET LOSS PER COMMON SHARE OUTSTANDING.	57.73
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING*	103,260

*
Adjusted to reflect stock split which was approved by the Company’s Board of Directors in May 2021.

Balance Sheet Data
		As of 30 June 2021
	(in thousands)
	Actual December 31, 2020	Actual June 30, 2021	Pro Forma June 30, 2021 (Note 1)	Pro Forma as adjusted June 30, 2021 (Note 2)
Cash and cash equivalents	—	7,214	11,234
Working capital	(10)	6,825	10,845
Total assets	—	7,214	11,234
Accounts payable	10	389	389
Total liabilities	10	389	389

		As of 30 June 2021
	(in thousands)
	Actual December 31, 2020	Actual June 30, 2021	Pro Forma June 30, 2021 (Note 1)	Pro Forma as adjusted June 30, 2021 (Note 2)
Redeemable convertible preferred shares	—	11,225	15,245
Common Stock	*	*	*
Additional paid-in capital	—	1,571	1,571
Accumulated deficit	(10)	(5,971)	(5,971)
Total shareholder’s equity	(10)	(4,400)	(4,400)
Total liabilities and redeemable convertible preferred shares , net of stockholders’ equity (deficit)	—	7,214	11,234

Note 1: The pro forma balance sheet data gives effect to the Preferred Stock investment agreement closed during July 2021, in the amount of approximately $4 million.
Note 2: The pro forma as adjusted balance sheet data gives effect to the conversion of our Preferred Stock into 128,502 shares of common stock immediately prior to the closing of this offering.
In June and July 2021, we entered into an investment agreement with our founders, directors and certain new investors to issue 128,520 preferred A shares (“Preferred Stock”) in a total amount of approximately $15.3 million, of which $1.73 million was invested by related parties on the same terms as all investors in the Preferred Stock. As of the issuance date of this prospectus, we received the total amount of the investments. Of the $15.3 million raised, $11.3 was raised in June 2021 and $4.0 million was raised in July 2021.

Special Note Regarding Forward-looking Statements
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, financial needs, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “would,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, our market opportunity and the potential growth of that market, our anticipated financial position, our liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.
Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:
our company as an early-stage company with a history of losses, which expects to incur significant expenses and continuing losses for the foreseeable future;
the impact of health epidemics, including the COVID-19 pandemic, on our business and the actions we may take in response thereto;
➢
developments and projections relating to our competitors and industry;

➢
increases in costs, disruption of supply or shortage of raw materials, which could harm our business;

➢
our expectations about how market trends will affect our business;

➢
our and our licensors’ ability to obtain, establish, maintain, protect and enforce intellectual property and proprietary protection for our products and technologies and to avoid claims of infringement, misappropriation or other violation of third-party intellectual property and proprietary rights;

➢
our ability to hire and retain key management, scientific and engineering personnel and to manage our future growth effectively;

➢
our ability to obtain additional financing in this or future offerings;

➢
the volatility of the trading price of our common stock;

➢
evolving regulations and the potential for unfavorable changes to, or failure by us to comply with, regulations, which could substantially harm our business and operating results;

➢
our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act; and

➢
our expectations regarding use of proceeds from this offering.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

Risk Factors
Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before making a decision to invest in our common stock. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, platform, reputation, brand, results of operations, financial condition and prospects could be materially and adversely affected. In such event, the market price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to our Financial Condition and Capital Requirements
Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
We are a preclinical stage biopharmaceutical company with a limited operating history. We were incorporated in Delaware in July 2020 and commenced operations in May 2021. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, identifying, investigating, licensing and evaluating potential product candidates, and establishing arrangements with third parties for the manufacture of initial quantities of our lead product candidate and component materials. Our lead product candidate is still in preclinical development. We have not yet demonstrated our ability to successfully initiate, conduct or complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.
We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities related to the full product life cycle. We may not be successful in such a transition.
We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We may never achieve or maintain profitability.
Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that our current or potential future product candidates will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We are still in the early stages of development of our product candidates and have not yet initiated our first clinical trial. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We have financed our operations primarily through a private placement of our preferred stock. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors, such as the COVID-19 pandemic.
We have incurred losses in each period since we commenced operations. Since inception through the end of the first quarter of 2021, we had an accumulated deficit of $33,000. In June 2021, in connection with the exclusive licensing agreement related to our lead product candidate, NXP800, we paid an upfront payment of $3.5 million. In September 2021, in connection with the exclusive licensing agreement related to NXP900, we also paid an upfront payment of $3.5 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we continue our research and development efforts and submit IND applications for our lead product candidate; conduct preclinical studies and clinical trials for our current and future product candidates; seek marketing approvals for any current or future product candidate that successfully completes clinical trials; experience any delays or

Risk Factors

encounter any issues with any of the above; establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any current or future product candidates for which we may obtain regulatory approval; obtain, expand, maintain, enforce and protect our intellectual property portfolio; hire additional clinical, regulatory and scientific personnel; and operate as a public company.
Our product candidates, NXP800 and NXP900, are in the preclinical stage of development and will require additional preclinical studies, clinical development, regulatory review and approval, substantial investment, access to sufficient clinical and commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. NXP800 and NXP900 have yet to enter clinical trials. To date, we have not generated any revenue from our product candidates. Our ability to generate revenue will depend on a number of factors, including, but not limited to:
➢
the timely completion of our preclinical studies and clinical trials, which may be significantly slower or more costly than anticipated and will depend upon the performance of third-party contractors;

➢
successful submissions of INDs and applications to the FDA and a CTA to the MHRA and any additional comparable applications;

➢
completion of IND enabling studies necessary for the IND or comparable submission, as appropriate;

➢
whether we are required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies to support the approval and commercialization of our current or future product candidates;

➢
the FDA’s and similar foreign regulatory authorities’ acceptance of the safety, potency, purity, efficacy and risk to benefit profile of our current or future product candidates;

➢
the prevalence, duration and severity of potential side effects or other safety issues experienced with our current or future product candidates, if any;

➢
the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;

➢
the actual and perceived availability, cost, risk profile and safety and efficacy of our current or future product candidates, if approved, relative to existing and future alternative cancer therapies and competitive product candidates and technologies;

➢
our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our current or future product candidates, to remain in good standing with regulatory authorities and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices (“cGMP”);

➢
our ability to successfully develop a commercial strategy and to commercialize any current or future product candidate in the United States and internationally, if approved for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;

➢
patient demand for our current or future product candidates, if approved; and

➢
our ability to establish and enforce intellectual property rights in and to our current or future product candidates.

Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercializing our current and future product candidates. Even if we can commercialize any current or future product candidates, we may not achieve profitability soon after generating product sales, if ever.
Even if this offering is successful, we will require substantial additional funding. If we are unable to raise capital as needed, we may be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.
We expect our expenses to increase in parallel with our ongoing activities, particularly as we continue our discovery and preclinical development activities to identify new product candidates and initiate clinical trials

Risk Factors

of, and seek marketing approval for, any of our current or future product candidates. In addition, if we obtain marketing approval for any of our current or future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. Furthermore, upon the closing of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of public or private equity offerings, debt financings, governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our discovery and preclinical development programs or any future commercialization efforts.
Major public health issues, and specifically the pandemic caused by the coronavirus COVID-19 outbreak, could have an adverse effect on our clinical trials, and as a result, have an adverse impact on our financial condition and results of operations and other aspects of our business.
In December 2019, a novel strain of coronavirus which causes a disease referred to as COVID-19, was first detected in Wuhan, China, and has since spread worldwide. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak had evolved into a pandemic. In response to the pandemic, and despite mass immunization efforts in many countries around the world, many governments are still implementing a variety of control measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses.
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets. The extent to which the COVID-19 pandemic impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the virus and the actions to contain it or treat its impact, among others. Some factors from the COVID-19 outbreak or any outbreak caused by any variant of COVID-19 that may delay or otherwise adversely affect our clinical trial programs, as well as adversely impact our business generally, include:
➢
delays or difficulties in clinical site initiation, including difficulties in recruiting clinical sites, and delays enrolling patients in our clinical trials or increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or not otherwise being able to complete study assessments, particularly for older patients or others with a higher risk of contracting COVID-19;

➢
diversion of healthcare resources, including clinical trial investigators and staff, away from the conduct of clinical trials to focus on pandemic concerns which could result in delays to our partner companies’ clinical trials;

➢
limitations on travel, including limitations on domestic and international travel, and government-imposed quarantines or restrictions imposed by key third parties that could interrupt key trial activities, such as clinical trial site initiations and monitoring;

➢
interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, or production slowdowns or stoppages;

➢
disruptions and delays caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home across the healthcare system; and

➢
disruptions in or delays to regulatory approvals, inspections, reviews or other regulatory activities as a result of the spread of COVID-19 affecting the operations of the FDA or other regulatory authorities.

Risk Factors

We currently rely on third parties for certain functions or services in support of our clinical trials and key areas of our operations. If these third parties themselves are adversely impacted by restrictions resulting from the COVID-19 outbreak, we will likely experience delays and/or realize additional costs. As a result, our ability to commence and complete clinical trials in timely fashion, obtain regulatory approvals for, and to commercialize, our current and future product candidates may be delayed or disrupted.
Risks Related to the Development of our Product Candidates
Our discovery and preclinical development approach focuses on the development of precision medicines for patients with genetically defined cancers and may never lead to marketable products.
The patient populations for our product candidates and potential future product candidates are limited to those with specific target mutations and may not be completely defined but are substantially smaller than the general treated cancer population and we will need to screen and identify these patients with the targeted mutations. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific genetic alterations respond to our current product candidates or any future product candidate and, if necessary, developing companion diagnostics to identify such genetic alterations. Furthermore, even if we are successful in identifying patients, we cannot be certain that the resulting patient populations for each mutation will be large enough to allow us to successfully obtain approval for each mutation type and commercialize our products and achieve profitability. In addition, even if our approach is successful in showing clinical benefit by downregulating the HSF1 pathway in tumors harboring an ARID1A mutation or alteration, we may never successfully identify additional oncogenic mutations for other genes. We do not know if our approach of treating patients with genetically defined cancers will be successful; and if our approach is unsuccessful, our business will suffer.
We are very early in our development efforts and are substantially dependent on our lead product candidate, NXP800. If we are unable to advance NXP800, NXP900 or any of our other future product candidates through clinical development, obtain regulatory approval and ultimately commercialize NXP800, NXP900 or any of our other future product candidates, or experience significant delays in doing so, our business will be materially harmed.
NXP800, our lead product candidate, is still in preclinical development and has never been tested in human subjects. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful clinical development and eventual commercialization of NXP800 or future product candidates. Our second drug candidate, NXP900, has yet to begin IND-enabling studies or similar studies required by a foreign regulatory agency. Depending on the results of these IND-enabling studies, we may not be able to submit an IND with the FDA or a similar submission with a foreign regulatory agency and, therefore, may not be able to conduct clinical trials for NXP900. In addition, our drug development programs may contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves receive marketing authorization from the FDA or certain other foreign regulatory agencies before they may be marketed. If a companion diagnostic is essential to the safe and effective use of any of our current and future product candidates, the FDA must conclude that the companion diagnostic meets the applicable standard for safety and effectiveness or for substantial equivalence for use with our product candidates before either the product candidates or companion diagnostic may be marketed in the United States.
Negative results in the development of our lead product candidate may also prevent or delay our ability to continue or conduct clinical programs or receive regulatory approvals for our other future product candidates. For example, although we believe, based on preclinical studies of OCCC models that demonstrated tumor growth inhibition, that this cancer type might be particularly sensitive to NXP800, this may not prove true in clinical testing for any or all of the target indications. Moreover, anti-tumor activity may be different in each tumor type that we plan to evaluate in clinical trials. Therefore, even though we plan to potentially pursue tumor-agnostic clinical development of NXP800, the tumor response may be low in patients with some cancers compared to others. As a result, we may be required to discontinue development of NXP800 for patients with those tumor types and/or mutations due to insufficient clinical benefit, while continuing

Risk Factors

development in a more limited population of patients. Consequently, in order to obtain regulatory approval, we may have to reach agreement with the FDA on defining the optimal patient population, study design and size, any of which may require significant additional resources and delay our clinical trials and ultimately the approval, if any, of any of our other future product candidates.
We may experience setbacks that could delay or prevent regulatory approval of, or our ability to commercialize, our current or future product candidates, including:
➢
negative or inconclusive results from our preclinical studies or clinical trials or positive results from the clinical trials of others for product candidates similar to ours leading to their approval, and evolving to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

➢
product-related side effects experienced by patients or subjects in our clinical trials or by individuals using drugs or therapeutics that we, the FDA, other regulators or others view as relevant to the development of our current or future product candidates;

➢
delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

➢
conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials, including our clinical endpoints;

➢
delays in enrolling subjects in clinical trials, including due to the COVID-19 pandemic, and completion of clinical trials, including under GCP or GLP requirements;

➢
inability to maintain compliance with regulatory requirements, including cGMPs, and complying effectively with other requirements pertaining to the quality of our current or future product candidates;

➢
high drop-out rates of subjects from clinical trials;

➢
inadequate supply or quality of our current or future product candidates or other materials necessary for the conduct of our clinical trials;

➢
greater than anticipated clinical trial costs;

➢
inability to compete with other therapies;

➢
poor efficacy of our current or future product candidates during clinical trials;

➢
trial results taking longer than anticipated;

➢
trials being subjected to fraud or data capture failure or other technical mishaps leading to the invalidation of our trials;

➢
the results of our trials not supporting application for conditional approval in the EU;

➢
unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

➢
failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

➢
delays related to the impact of the spread of the COVID-19 pandemic, including the impact of COVID-19 on the FDA’s ability to continue its normal operations;

➢
delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical development generally or with respect to our technology in particular; or

➢
varying interpretations of data by the FDA and similar foreign regulatory agencies.

In addition, because we have limited financial and personnel resources and are focusing primarily on developing our lead product candidate, we may forgo or delay pursuit of other future product candidates

Risk Factors

that may prove to have greater commercial potential and may fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a future product candidate, we may relinquish valuable rights to those future product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future product candidates.
Clinical drug development involves a lengthy and expensive process with uncertain outcomes, clinical trials are difficult to design and implement, and any of our clinical trials could produce unsuccessful results or fail at any stage in the process.
Clinical trials conducted on humans are expensive and can take many years to complete, and outcomes are inherently uncertain. Failure can occur at any time during the process. Additionally, any positive results of preclinical studies and early clinical trials of a drug candidate may not be predictive of the results of later-stage clinical trials, such that drug candidates may reach later stages of clinical trials and fail to show the desired safety and efficacy traits despite having shown indications of those traits in preclinical studies and early-stage clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in preclinical studies or earlier phases of clinical trials. Therefore, the results of any future clinical trials we conduct may not be successful.
Clinical trials may be delayed, suspended or prematurely terminated because costs are greater than we anticipate or for a variety of reasons, such as:
➢
delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;

➢
delay or failure in obtaining authorization to commence a trial, including approval from the appropriate independent review board (“IRB”) to conduct testing of a candidate on human subjects, or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

➢
delay in reaching, or failure to reach, agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

➢
inability, delay or failure in identifying and maintaining a sufficient number of trial sites, many of which may already be engaged in other clinical programs;

➢
delay or failure in recruiting and enrolling suitable volunteers or patients to participate in a trial;

➢
delay or failure in developing and validating companion diagnostics, if they are deemed necessary, on a timely basis;

➢
failure of patients to complete a trial or return for post-treatment follow-up;

➢
inability to monitor patients adequately during or after treatment;

➢
clinical sites and investigators deviating from trial protocols, failing to conduct the trial in accordance with regulatory requirements or dropping out of a trial;

➢
failure to initiate or delay of or inability to complete a clinical trial as a result of a clinical hold imposed by the FDA or comparable foreign regulatory authority due to observed safety findings or other reasons;

➢
negative or inconclusive results in our clinical trials, and our decision to or regulators’ requirement that we conduct additional preclinical studies, clinical trials or that we abandon one or more of our product development programs; or

➢
inability to manufacture sufficient quantities of a drug candidate of acceptable quality for use in clinical trials.

Risk Factors

We rely and plan to continue to rely on CROs, Contract manufacturing organizations (“CMOs”) and clinical trial sites to ensure the proper and timely conduct of our clinical trials. Although we have and expect that we will have agreements in place with CROs and CMOs governing their contracted activities and conduct, we will have limited influence over their actual performance. As a result, we ultimately do not and will not have control over a CRO or CMO’s compliance with the terms of any agreement it may have with us, its compliance with applicable regulatory requirements, or its adherence to agreed-upon time schedules and deadlines, and a future CRO or CMO’s failure to perform those obligations could subject any of our clinical trials to delays or failure.
Further, we may also encounter delays if a clinical trial is suspended or terminated by us, by any independent review board (“IRB”) or ethics committee, by a Data Safety Monitoring Board, or DSMB, or by the FDA or EMA, or other regulatory authority. A suspension or termination may be due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, inspection of the clinical trial operations or trial site by the FDA, EMA or other regulatory authorities, exposing participants to health risks caused by unforeseen safety issues or adverse side effects, development of previously unseen safety issues, failure to demonstrate a benefit from using a drug candidate, or changes in governmental regulations or administrative actions. Therefore, we cannot predict with any certainty the schedule for commencement or completion of any currently ongoing, planned or future clinical trials.
Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for our current or future product candidates.
If we experience delays in the commencement or completion of, or suspension or termination of, any clinical trial for our drug candidates, the commercial prospects of the drug candidate could be harmed, and our ability to generate product revenues from the drug candidate may be delayed or eliminated. In addition, any delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process and jeopardize regulatory approval of our drug candidates and our ability to commence sales and generate revenues. The occurrence of any of these events could harm our business, financial condition, results of operations and prospects significantly.
Difficulty in enrolling patients could delay or prevent clinical trials of our current or future product candidates.
Identifying and qualifying patients to participate in clinical studies of our current or future product candidates is critical to our success. The timing of completion of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our current or future product candidates and we may experience delays in our clinical trials if we encounter difficulties in enrollment. Further, because we are focused on patients with specific indications and genetic mutations, our ability to enroll eligible patients may be limited and may result in slower enrollment than we anticipate. Our clinical trials will compete with other clinical trials for current or future product candidates that are in the same therapeutic areas as our current or future product candidates, which may reduce the number and types of patients available to us.
Clinical trials may be subject to delays as a result of patient enrollment taking longer than anticipated or greater than anticipated subject withdrawal. We may not be able to initiate or continue clinical trials for our current or future product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or foreign regulatory authorities. We cannot predict how successful we will be at enrolling subjects in future clinical trials. The enrollment of patients depends on many factors, including:
➢
the patient eligibility and exclusion criteria defined in the protocol;

➢
the size of the patient population required for analysis of the clinical trial’s primary endpoints and the process for identifying patients;

➢
potential disruptions caused by the COVID-19 pandemic, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of health care resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

➢
the proximity of patients to clinical trial sites;

Risk Factors

➢
the design of the trial;

➢
our ability to recruit clinical trial investigators with the appropriate competencies and experience;

➢
clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

➢
the availability of competing commercially available therapies and other competing product candidates’ clinical trials;

➢
our ability to obtain and maintain clinical trial subject informed consents; and

➢
the risk that subjects enrolled in clinical trials will drop out of the trials before completion.

If we are unable to locate and enroll sufficient eligible patients to participate, as required by the FDA or similar regulatory authorities, we may be unable to initiate or continue clinical trials for our current or future product candidates. If necessary, we intend to engage third parties to develop companion diagnostics for use in our clinical trials. If such third parties are unsuccessful, our difficulty in identifying patients with the targeted genetic mutations for our clinical trials would be increased. If we are unable to include patients with the targeted genetic mutations or patients with well-defined serious unmet medical needs, we may be unable to participate in the FDA’s expedited review and development programs, including breakthrough therapy designation and fast track designation, or otherwise seek to accelerate clinical development and regulatory timelines.
Our preclinical studies and clinical trials may fail to demonstrate adequately the safety, potency, purity, efficacy or any other necessary pharmacological properties of any of our current or future product candidates, which would prevent or delay development, regulatory approval and commercialization.
Before obtaining regulatory approvals for the commercial sale of our current or future product candidates, including NXP800 and NXP900, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our current or future product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because our current product candidates are in an early stage of development, there is a high risk of failure.
The results of preclinical studies and early clinical trials of our current or future product candidates may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be effective in subsequent clinical trials. Additionally, while we have not yet initiated clinical trials for any of our current or future product candidates, as is the case with all oncology drugs, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our current or future product candidates for any or all targeted indications. Drug-related side effects could also affect patient recruitment into the study or patient willingness to remain in the study and therefore affect our ability to complete clinical trials. Drug-related side effects could also result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.
The FDA and comparable foreign regulatory authorities may not accept data from any preclinical or clinical trials we may conduct in foreign countries.
The FDA’s acceptance of data generated for patients recruited outside the United States from clinical trials conducted in whole or in part outside the United States may be subject to certain conditions, if accepted at all. Although the FDA has the authority to accept foreign data as part or even the sole basis for marketing approval, the FDA generally does not approve an application on the basis of foreign data alone unless (i) the data is applicable to the U.S. population and U.S. medical practice, (ii) the trials were performed by clinical

Risk Factors

investigators of recognized competence and pursuant to good clinical practice regulations, and (iii) the FDA’s clinical trial requirements, including sufficient patient population size and statistical powering, were met. Many foreign regulatory authorities have similar approval requirements. In addition, any clinical study conducted in whole or in part outside of the United States would be subject to the applicable local laws of the jurisdiction where the trial was conducted. We cannot guarantee that the FDA or comparable foreign regulatory authority will accept data from trials conducted in whole or in part outside of the United States, which may result in the need for additional trials.
We may not be able to submit INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.
We plan to submit a CTA with the MHRA by December 2021 and an IND to FDA in the first half of 2022 for NXP800. However, if we experience manufacturing delays or other delays with the CTA submission process, we may be unable to file CTAs, INDs or other clinical research authorizations for other product candidates on our expected timelines. Moreover, we cannot be sure that submission of a CTA or an IND will result in the MHRA or the FDA allowing our planned clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. Any failure to file CTAs, INDs or other clinical research authorizations will adversely impact our expected timelines to obtain regulatory acceptance for the commencement of our trials and may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.
We currently have no marketing and sales organization and have limited experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell any approved product candidates, we may not be able to generate product revenue.
We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. If we are unable or decide not to establish internal sales, marketing, and distribution capabilities, we will pursue arrangements with third-party sales, marketing, and distribution collaborators regarding the sales and marketing of our products, if approved.
There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.
We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
While we believe that our scientific knowledge, technology, and development expertise provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceuticals, specialty pharmaceuticals and biotechnology companies, academic institutions and government agencies, and public and private research institutes that conduct research, development, manufacturing, and commercialization. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, regulatory approvals, and product marketing than we do. Our competitors may compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient recruitment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, or commercialize products earlier or more successfully than we do.
If our drug candidates, NXP800 and NXP900, are approved for the indications for which we are currently conducting or planning preclinical and clinical trials, they will likely compete with competitor drugs and other drugs that are currently in development. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we do, which could result in our competitors establishing a strong market position before we are able to enter the market.

Risk Factors

Risks Related to Government Regulation
Denial of or delay in our receipt of required regulatory approvals may prevent or delay commercialization of our current or future product candidates and our ability to generate revenue may be materially impaired.
The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are, and will remain, subject to extensive regulation by the FDA in the United States and by the respective regulatory authorities in other countries where regulations differ. We will not be permitted to market our current or future product candidates in the United States until we receive the respective approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory authorities in such countries. The time required to obtain regulatory approval, if any, by the FDA, EMA and comparable foreign authorities is unpredictable, but typically takes many years following the commencement of clinical trials, if approval is obtained at all, and depends upon numerous factors, including the substantial discretion of the regulatory authorities and the type, complexity and novelty of the product candidates involved. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical studies or clinical trials. We have not submitted a marketing application such as an NDA to the FDA, an MAA to the EMA, or any similar application to any other jurisdiction.
Obtaining regulatory approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing, processing, and packaging facilities by the regulatory authorities. Our current or future product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use, or there may be deficiencies in cGMP compliance by us or by our CMOs that could result in the candidate not being approved. Moreover, we have not obtained regulatory approval for any drug candidate in any jurisdiction and it is possible that none of our existing drug candidates or any drug candidates we may seek to develop in the future will ever obtain regulatory approval.
Our drug candidates could fail to receive, or could be delayed in receiving, regulatory approval for many reasons, including any one or more of the following:
➢
the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

➢
we may be unable to demonstrate to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication;

➢
the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA or comparable foreign regulatory authorities for approval;

➢
we may be unable to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

➢
the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

➢
the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

➢
upon review of our clinical trial sites and data, the FDA or comparable foreign regulatory authorities may find our record keeping or the record keeping of our clinical trial sites to be inadequate;

➢
the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies may fail to meet the requirements of the FDA, EMA or comparable foreign regulatory authorities;

Risk Factors

➢
the FDA, EMA or comparable foreign regulatory authorities may fail to approve the companion diagnostics we contemplate developing internally or with partners; and

➢
the change of the medical standard of care or the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner that renders our clinical data insufficient for approval.

The time and expense of the approval process, as well as the unpredictability of future clinical trial results and other contributing factors, may result in our failure to obtain regulatory approval to market, in one or more jurisdictions, NXP800, NXP900 or any other drug candidates we may seek to develop in the future, which would significantly harm our business, results of operations and prospects. In such case, we may also not have the resources to conduct new clinical trials and/or we may determine that further clinical development of any such drug candidate is not justified and may discontinue any such programs.
In addition, even if we were to obtain regulatory approval in one or more jurisdictions, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, may not approve prices we may propose to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials (referred to as “conditional” or “accelerated” approval depending on the jurisdiction), or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing circumstances could materially harm the commercial prospects for our drug candidates.
Obtaining and maintaining regulatory approval of our current or future product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our current or future product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of any of our current or future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions. For example, even if the FDA grants regulatory approval of a product candidate, similar foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Drug product approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining similar foreign regulatory approvals and compliance with similar foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our current or future product candidates will be harmed.
Even if we receive regulatory approval of our current or future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our current or future product candidates.
If any of our current or future product candidates are approved, activities such as the manufacturing, labeling, packaging, storage, advertising, promotion, sampling, and record keeping for the products will be

Risk Factors

subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with cGMP regulations. Drug manufacturers and any CMOs responsible for any product manufacturing processes are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and any applicable foreign equivalents. As such, we and our CMOs will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
The FDA or a comparable foreign regulatory authority may also impose requirements for costly post-marketing nonclinical studies or clinical trials (often called “Phase 4 trials”) and post-marketing surveillance to monitor the safety or efficacy of the product. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, production problems or issues with the facility where the product is manufactured or processed, such as product contamination or significant not-compliance with applicable cGMP regulations, a regulator may impose restrictions on that product, the manufacturing facility or us. If we or our third-party providers, including our CMOs, fail to comply fully with applicable regulations, then we may be required to initiate a recall or withdrawal of our products.
Later discovery of previously unknown problems with our current or future product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in the following, among other things:
➢
restrictions on the manufacturing of the product, the approved manufacturers or the manufacturing process;

➢
restrictions on the labeling or marketing of a product;

➢
restrictions on product distribution or use;

➢
requirements to conduct post-marketing studies or clinical trials;

➢
withdrawal of the product from the market;

➢
product recalls;

➢
warning or untitled letters from the FDA or comparable notice of violations from foreign regulatory authorities;

➢
refusal of the FDA or other applicable regulatory authority to approve pending applications or supplements to approved applications;

➢
fines, restitution or disgorgement of profits or revenues;

➢
suspension or withdrawal of marketing approvals;

➢
suspension of any of our ongoing clinical trials;

➢
product seizure or detention or refusal to permit the import or export of products; and

➢
consent decrees, injunctions or the imposition of civil or criminal penalties.

In addition, regulatory authorities’ policies (such as those of the FDA or EMA) may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our current or future product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are otherwise not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Risk Factors

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.
The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our current or future product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, this may adversely affect, or even lead to the rescission of, the marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.
A variety of risks associated with marketing our current or future product candidates internationally could materially adversely affect our business.
We plan to seek regulatory approval of our current or future product candidates outside of the United States and expect that we will be subject to additional risks related to operating in foreign countries including: differing regulatory requirements; unexpected changes in tariffs, trade barriers, price and exchange controls; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations that result in increased operating expenses, reduced revenue, and other obligations incident to doing business in another country; potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations; and challenges enforcing our contractual and intellectual property rights, especially in countries that do not recognize intellectual property rights to the same extent as the United States.
The insurance coverage and reimbursement status of newly approved products is uncertain. Our current or future product candidates may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.
Adverse pricing limitations may hinder our ability to recoup our investment in one or more of our current or future product candidates, even if any such current or future product candidate we may develop obtains marketing approval.
Our ability to successfully commercialize any current or future product candidates will depend in part on the coverage and reimbursement for the products and related treatments from government health administration authorities and third-party payors, such as private health insurers and health maintenance organizations. These organizations decide which medications they will pay for and establish reimbursement levels. If coverage and adequate reimbursement is not available, or the approved reimbursement amount is not high enough, we may be unable to establish or maintain pricing sufficient to generate a return on our investment and may be unable to successfully commercialize our current or future product candidates. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is a covered benefit under its health plan, safe, effective and medically necessary, appropriate for the specific patient, cost-effective, and neither experimental nor investigational. If coverage and adequate reimbursement is not available, or the approved reimbursement amount is not high enough, we may be unable to establish or maintain pricing sufficient to generate a return on our investment and may be unable to successfully commercialize our current or future product candidates.
A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In general, the prices of medicines under such systems are substantially lower than in the United States.

Risk Factors

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HSS”). As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours. Reimbursement agencies in Europe may be more conservative than CMS. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize our current or future product candidates, and our overall financial condition.
Healthcare legislative measures and changes in policies, funding, staffing and leadership at the FDA and other agencies could hinder or prevent the commercial success of our products.
In the United States, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations and the future results of operations of our potential customers.
In recent years, there has been heightened governmental scrutiny over the manner in which biopharmaceutical manufacturers set prices for their marketed products, which has resulted in several recent government inquiries as well as federal and state legislation designed to, among other things, increase drug price transparency, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government reimbursement for drug products. Congress and the executive branch have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs, making this area subject to ongoing uncertainty. At the state level in the United States, legislatures have also increasingly passed legislation and implemented regulations designed to control drug product pricing.
While we cannot predict what impact these laws or policies will have in general or specifically on any product we may commercialize in the future, such efforts by the government and payors may result in downward pressure on reimbursement, which could negatively affect market acceptance of new products. Any rebates, discounts, taxes costs or regulatory or systematic changes on healthcare may have a significant effect on our profitability in the future.
Given recent federal and state government initiatives directed at lowering the total cost of healthcare, the executive branch, Congress and state legislatures will likely continue to focus on healthcare reform and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such government action or legislation, it may harm our ability to market our products and generate revenues.
Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and effectiveness can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.
Our future relationships with customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.
Healthcare providers, physicians and third-party payors in the U.S. and elsewhere will play a primary role in the recommendation and prescription of any current or future product candidates for which we obtain

Risk Factors

marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute any current or future product candidates for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by the federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not necessarily limited to:
➢
the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid;

➢
federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

➢
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

➢
the federal Open Payments program, which requires manufacturers of certain drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS, information related to “payments or other transfers of value” made to “covered recipients,” which include physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals) and applicable manufacturers. Applicable group purchasing organizations also are required to report annually to CMS the ownership and investment interests held by the physicians and their immediate family members. The SUPPORT for Patients and Communities Act added to the definition of covered recipient practitioners including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse-midwives effective in 2022. Data collection began on August 1, 2013 with requirements for manufacturers to submit reports to CMS by March 31, 2014 and 90 days after the end of each subsequent calendar year. Disclosure of such information was made by CMS on a publicly available website beginning in September 2014; and

➢
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Risk Factors

In November 2020, the Department of Health and Human Services (“DHHS”) finalized significant changes to the regulations implementing the Anti-Kickback Statute, as well as the Physician Self-Referral Law (“Stark Law”) and the civil monetary penalty rules regarding beneficiary inducements, with the goal of offering the healthcare industry more flexibility and reducing the regulatory burden associated with those fraud and abuse laws, particularly with respect to value-based arrangements among industry participants.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could have a material adverse effect on our businesses. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our businesses.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also may produce hazardous waste products. We currently contract with third parties for the conduct of our manufacturing efforts and preclinical studies and clinical trials and such third parties are responsible for disposal of these materials and wastes. However, we cannot eliminate our risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.
Risks Related to our Intellectual Property
We currently hold a license to certain intellectual property rights relating to our lead product candidate, NXP800 and to NXP900, as well as intellectual property rights relating to other compounds that modulate HSF1 and the SRC and YES1 kinases. If we are unable to maintain patent and other intellectual property protection for NXP800 and NXP900, and to obtain and maintain patent and other intellectual property protections for our other current or future product candidates and technology, or any other product candidates or technology we may develop, or if the scope of intellectual property protection obtained or maintained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize NXP800, NXP900 or any other current or future product candidates or technology may be adversely affected.
Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our current or future product candidates, including NXP800 and NXP900, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment and development that are important to our business, as well as successfully defending these patents against third-party challenges. If we do not

Risk Factors

adequately protect our intellectual property rights, or if the intellectual property rights we are able to obtain are insufficiently broad and exclusive, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.
We intend to rely upon a combination of patents, patent applications, confidentiality agreements, trade secret protection and license agreements to protect the intellectual property related to our current or future product candidates and technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. We, or any current or future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. We may be also unable to exclusively license relevant technology and associated IP developed by others. Therefore, we may miss potential opportunities to establish our patent position.
If we are unable to secure additional patent protection or maintain existing or future patent protection with respect to NXP800, NXP900, or any other proprietary products and technology we develop, our business, financial condition, results of operations, and prospects would be materially harmed.
We currently hold a license to certain intellectual property rights relating to NXP800, including its composition of matter and to other compounds that modulate HSF1. In addition, we hold a license to certain intellectual property relating to NXP900, including its composition of matter and to other compounds that inhibit the SRC and YES1 kinases.
As of May 19, 2021, we licensed one patent family covering the composition of matter for NXP800, including two issued U.S. patents covering the composition of matter for NXP800, as well as methods for using and making NXP800. Additionally, patents have been issued in major markets, including the U.S., the E.U., and Japan. The statutory expiration for the issued U.S. patents in this family is October 2034, without considering any patent extensions that may or may not be possible.
We have licensed a patent family directed to additional compounds that modulate HSF1. A patent from this family has been granted in the U.S., and has a statutory expiration of April 2036, without considering any patent extensions that may or may not be possible.
We have also licensed a patent family directed to deuterated compounds that modulate HSF1. Any U.S. patent that grants from this family would have a statutory expiration of October 2037, without considering any patent extensions or patent disclaimers that may or may not be possible.
As of August 26, 2021, we licensed one patent family covering the composition of matter for NXP900, which has been granted in the U.S., EU, Japan, China and is pending in the United Kingdom and Canada. The statutory expiration for patents in this patent family is April 2036, without taking into account any possible patent term extension, where applicable. We have also licensed a patent family directed to a metabolite of NXP900, filed as a priority application August 2021. Any patent that grants from this family would have a statutory expiration of August 2042.
If the scope of our patent protection, whether now or in the future, with respect to NXP800, NXP900 or our other current or future product candidates and technology is not sufficiently broad, we will be unable to prevent others from using our technology or from developing or commercializing technology and products similar or identical to ours or other competing products and technologies. Any failure to obtain or maintain patent protection, through our own patents or through in-licensing, with respect to NXP800 and our other current or future product candidates would have a material adverse effect on our business, financial condition, results of operations and prospects.
Even if they are unchallenged, our patent applications, if issued, and any patents we may own or in-license now or in the future, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent any patents we may own or in-license in the future by developing similar or alternative technologies or therapeutics in a non-infringing manner. If the patent protection

Risk Factors

provided by our patent applications or any patents we may pursue with respect to our current or future product candidates is not sufficiently broad to impede competition, our ability to successfully commercialize our current or future product candidates could be negatively affected, which would harm our business.
Additionally, we cannot be certain that the claims in our patent applications covering composition of matter (or other related aspects) of our current or future product candidates or technology will be considered patentable by the U.S. Patent and Trademark Office (“USPTO”), or by patent offices in foreign countries, or that the claims in any issued patents we may own or in-license in the future will be considered patentable by courts in the United States or foreign countries.
The issuance of a patent does not foreclose challenges to its inventorship, scope, validity or enforceability. Therefore, our owned and in-licensed patents may be challenged in the courts or patent offices in the United States and elsewhere. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part. Successful patent challenges could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and in-licensed patents may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter parties review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, Patent Trial and Appeal Board trial, proceeding or litigation could reduce the scope of, render unenforceable, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
If we fail to comply with our obligations in our current license agreement, or in any future agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our current or future licensors, we could lose license rights that are important to our business.
We are currently party to a license which grants us certain intellectual property rights relating to our lead drug candidate, NXP800, as well as other compounds that modulate HSF1 and to a license which grants us certain intellectual property rights relating to our second drug candidate, NXP900, as well as other compounds that inhibit the SRC and YES1 kinases. This agreement imposes numerous obligations on us to maintain our licensing rights, including development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations. Moreover, the license agreement imposes a financial condition precedent, which requires us to meet certain financial obligations before the agreement can become effective. We believe these conditions will be satisfied in connection with this offering. In spite of our best efforts, our licensor might conclude that we have materially breached our license agreement and might therefore terminate the license agreement, thereby removing or limiting our ability to develop and commercialize NXP800 or NXP900 (and other compounds covered by the licenses).
Additionally, in the future, we may be party to other license or collaboration agreements with third parties to advance our research or allow commercialization of current or future product candidates. Such future agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our best efforts,

Risk Factors

our future licensors might conclude that we have materially breached our future license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.
Any termination of these current or future licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our current or future product candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our current or future product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to the protection afforded by patents we may own or in-license in the future, we seek to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers.
If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition, results of operations and future prospects.
Third-party claims of intellectual property infringement, misappropriation or other violations may be costly and time consuming and may prevent or delay our product discovery and development efforts.
The intellectual property landscape around precision medicine is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights; the outcome of which would be uncertain and could have a material adverse effect on the success of our business. We or any of our future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our current or future product candidates, technologies or methods.
Third parties may assert that we are employing their proprietary technology without authorization. In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our current or future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis.
In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Risk Factors

Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Our success is heavily dependent on intellectual property, particularly patents. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we might obtain in the future.
We may be subject to claims challenging the inventorship or ownership of any intellectual property, including any patents we may own or in-license currently or in the future.
We may be subject to claims that former employees, collaborators or other third parties have an interest in any patents we may own or in-license currently or in the future, trade secrets, or other intellectual property as an inventor or co-inventor. Litigation may be necessary to defend against these and other claims challenging inventorship of any patents we may own or in-license in the future, trade secrets or other intellectual property.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors.
We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information or trade secrets of these third parties or our employees’ former employers or our consultants’ or contractors’ current or former clients or customers. Litigation or arbitration may be necessary to defend against these claims.
If we do not obtain patent term extension and data exclusivity for any of our current or future product candidates we may develop, our business may be materially harmed.
Depending upon the timing, duration and specifics of any FDA marketing approval of any of our current or future product candidates we may develop, one or more U.S. patents we may own or in-license in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following expiration of any patents that issue from our patent applications, and our business, financial condition, results of operations, and prospects could be materially harmed.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.
Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
Risks Related to our Reliance on Third Parties
We plan to rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our current or future product candidates.
We plan to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs, and strategic partners to conduct and support our preclinical studies and clinical trials

Risk Factors

under agreements with us. We rely upon, and plan to continue to rely upon, such third-party entities to execute our clinical trials and preclinical studies and to monitor and manage data produced by and relating to those studies and trials. However, in the future we may not be able to establish arrangements with CROs when needed or on terms that are acceptable to us, or at all, which could negatively affect our development efforts with respect to our drug candidates and materially harm our business, operations and prospects. As a result of the use of third-party contractors, we will have only limited control over certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies, including each of our clinical trials, is conducted in accordance with the applicable protocol, legal and regulatory requirements as well as scientific standards, and our reliance on any third-party entity will not relieve us of our regulatory responsibilities.
Based on our present expectations, we and our third-party contractors will be required to comply with GCP regulations for the clinical development of all of our drug candidates. If we or any of these third parties fail to comply with applicable good laboratory practice (“GLP’’) or GCP regulations, the clinical data generated in our preclinical and clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, which we may not have sufficient cash or other resources to support and which would delay our ability to generate revenue from future sales of such drug candidate. Any agreements governing our relationships with CROs or other contractors with whom we currently engage or may engage in the future may provide those outside contractors with certain rights to terminate a clinical trial under specified circumstances. If such an outside contractor terminates its relationship with us during the performance of a clinical trial, we would be forced to seek an engagement with a substitute contractor, which we may not be able to do on a timely basis or on commercially reasonable terms, if at all, and the applicable clinical trial would experience delays or may not be completed.
Large-scale clinical trials require significant additional financial and management resources and reliance on third-party clinical investigators, CROs, and consultants, which may cause us to encounter delays that are outside of our control. We may be unable to identify and contract with sufficient investigators, CROs, or consultants on a timely basis, if at all.
If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, legal and regulatory requirements or for other reasons, our preclinical or clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for, or successfully commercialize, our current or future product candidates. In addition, we will be unable to control whether or not they devote sufficient time and resources to our preclinical and clinical programs. These outside contractors may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. As a result, our operations and the commercial prospects for the effected drug candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. These contractors may also have relationships with other commercial entities, some of whom may compete with us. If our contractors assist our competitors to our detriment, our competitive position would be harmed.
If our relationships with any third parties conducting our studies are terminated, we may be unable to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Switching or adding third parties to conduct our studies involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationships with third parties conducting our studies, we cannot assure you that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material and adverse effect on our business, financial condition and results of operations.

Risk Factors

We rely, and expect to continue to rely, on the third-party manufacturers to manufacture our current or future product candidates. Reliance on third parties increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable quality and cost, which could delay, prevent or impair our development or commercialization efforts.
We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must rely on outside vendors to manufacture our current or future product candidates. We rely on a single CMO for manufacturing of NXP800 drug substance and drug product, which are manufactured at two different sites of the same CMO. We intend to continue our relationship with this CMO for the supply of NXP800; however, there can be no assurance that we will be able to retain this relationship on commercially reasonable terms, if at all. If we are unable to maintain this relationship, we could experience delays in our development efforts as we locate and qualify a new CMO. For the in vitro and in vivo experiments of NXP900 conducted to date, small, lab-scale, non cGMP material has been used. We will need to identify an appropriate cGMP CMO(s) for the manufacture of NXP900 drug substance and drug product, and there is no assurance that such CMO(s) will be successful in manufacturing NXP900 drug substance or product. If NXP800, NXP900 or any other drug candidate we may develop or acquire in the future receives regulatory approval, we will rely on one or more CMOs to manufacture the commercial supply of such drugs.
Our anticipated reliance on a limited number of third-party manufacturers exposes us to a number of risks, including:
➢
due to the limited number of potential manufacturers, and because the FDA requires inspection of any manufacturers’ cGMP compliance as part of our marketing application, we may be unable to identify manufacturers on acceptable terms, if at all;

➢
a new manufacturer would have to be educated in and develop substantially equivalent processes for, the production of our current or future product candidates;

➢
our third-party manufacturers might be unable to timely manufacture our current or future product candidates or produce the quantity and quality required to meet our clinical and commercial needs due to a variety of potential reasons including failure to achieve drug substance or drug product specifications, batch to batch inconsistencies, site or equipment contaminations, failed regulatory inspections, competition for production capacity and availability from other customers;

➢
we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our current or future product candidates;

➢
our third-party manufacturers could breach or terminate their agreements with us;

➢
our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and commercial needs, if any;

➢
our third-party manufacturers may not perform as contractually agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;

➢
drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and some state agencies in the United States, as well as foreign regulatory authorities, to ensure strict compliance with cGMP regulations and other regulatory requirements. We do not have control over third-party manufacturers’ compliance with these regulations and standards; and

➢
raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects.

Each of these risks could delay or prevent the completion of our preclinical or clinical trials or the approval of any of our current or future product candidates by the FDA or another foreign regulatory authority, result in higher costs or adversely impact commercialization of our current or future product candidates.

Risk Factors

Although our agreements with our CMOs require them to perform according to certain cGMP requirements such as those relating to quality control, quality assurance and qualified personnel, we cannot control the conduct of our CMOs to implement and maintain these standards. If any of our CMOs cannot successfully manufacture material that conforms to our specifications and the regulatory requirements of the FDA, EMA or other comparable foreign authorities, we could be prevented from obtaining regulatory approval for our drug candidates unless and until we engage a substitute CMO that can comply with such requirements, which we may not be able to do. Any such failure by any of our CMOs would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved.
If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.
Although we believe that our manufacturers’ procedures for using, handling, storing, and disposing of hazardous and biological materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury. In the event of an accident, local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. Further, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials.
Risks Related to Managing Growth and Employee Matters
We are highly dependent on our key personnel and anticipate hiring new key personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including our Chairman, Chief Executive Officer and President, our Chief Scientific and Business Officer, our Chief Development Officer, and our Head of Manufacturing. While we expect to engage in an orderly transition process as we integrate newly appointed officers and managers, we face a variety of risks and uncertainties relating to management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge.
We will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As of September 17, 2021, we had 4 full-time employees. We also contract for various services through consulting and vendor agreements. We intend to hire new employees to conduct our research and development activities in the future. Any delay in hiring such new employees could result in delays in our research and development activities and would harm our business. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or we are not able to effectively build out new facilities to accommodate this expansion, we may not be able to successfully implement the tasks necessary to further develop and commercialize our current or future product candidates and, accordingly, may not achieve our research, development and commercialization goals.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance activities and initiatives.
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC, annual, quarterly, and

Risk Factors

current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.
Moreover, these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers.
The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As a result, we are required to periodically perform an evaluation of our internal control over financial reporting to allow management to report on the effectiveness of those controls, as required by Section 404 of the Sarbanes-Oxley Act. Additionally, our independent auditors are required to perform a similar evaluation and report on the effectiveness of our internal control over financial reporting. These efforts to comply with Section 404 will require the commitment of significant financial and managerial resources. While we anticipate maintaining the integrity of our internal control over financial reporting and all other aspects of Section 404, we cannot be certain that a material weakness will not be identified when we test the effectiveness of our control systems in the future. If a material weakness is identified, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources, costly litigation or a loss of public confidence in our internal control, which could have an adverse effect on the market price of our stock.
Risks Related to Commercial Activities
If any of our current or future product candidates do not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues from any such current or future product candidate may be limited.
The use of precision medicines as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers, and others in the medical community. We cannot predict whether physicians, patients, hospitals, cancer treatment centers, and government agencies or third-party payors will determine that our product is safe, therapeutically effective, and cost effective as compared with competing treatments. If our current or potential future product candidates do not achieve an adequate level of market acceptance, we may not generate significant product revenues and may not become profitable. Factors influencing acceptance of our current or future product candidates in the market, include: the clinical indications for which our product candidates are licensed; whether our product candidates are viewed as a safe and effective treatment; our ability to demonstrate our product’s advantages, including cost advantages, over alternative treatments; the prevalence and severity of any side effects of our products and of other precision medicines; product labeling or product insert requirements of the FDA or other regulatory authorities and limitations or warnings contained in the labeling; the timing of market introduction of our product candidates and competitive products; patient willingness to pay out-of-pocket in the absence of coverage by third-party payors and government authorities; and the effectiveness of our sales and marketing efforts.
If our current or future product candidates are licensed but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue. In addition, although our current or future product candidates may differ in certain ways from other precision medicine approaches, serious adverse events or deaths in other preclinical or clinical trials involving precision medicines, even if not ultimately attributable to our current or future products or product candidates, could result in increased government regulation, unfavorable public perception and publicity, potential regulatory delays in the testing or licensing of our current or future

Risk Factors

product candidates, stricter labeling requirements for those product candidates that are licensed, and a decrease in demand for any such product candidates.
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our current or future product candidates.
We face an inherent risk of costly and time-consuming product liability lawsuits as a result of the planned clinical testing of our current or future product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our current or future product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our current or future product candidates. Failure to obtain or retain sufficient product liability insurance at an acceptable cost may prevent or inhibit the commercialization of products we may develop. Although we have clinical trial insurance, our insurance policies have various exclusions, and we may be subject to a claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that are not covered by or which exceed our insurance coverage, and we may not have sufficient capital to pay such amounts.
Risks Related to this Offering and Ownership of our Common Stock
We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.
Prior to this offering, there was no public trading market for shares of our common stock. Although we intend to list our common stock on the Nasdaq Capital Market, an active trading market for our shares may not develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may impair our ability to raise capital by selling shares of our common stock and to enter into strategic partnerships or acquire companies or products using our shares of common stock as consideration.
We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock, which may be volatile, and you could lose all or part of your investment.
We plan to retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur. Further, the trading price of our common stock following this offering is likely to be highly volatile and may be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
If equity research analysts do not publish research or reports about our business or if they publish negative evaluations of or downgrade our common stock, the price of our common stock could decline.
The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us or our business. We do not control these analysts. We may never obtain research coverage by industry or financial analysts. If no or few analysts publish research reports on the Company or if analysts publish negative research reports about the Company, our stock price may significantly decline.

Risk Factors

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
The initial public offering price will be substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities.
Raising additional capital may cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our current or future technologies or product candidates.
We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. Any equity or equity-related financing may dilute our stockholders may subject us to restrictive covenants and interest costs. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to our current product candidates or any future product candidates that we may develop.
Additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our operations. If we are unable to raise additional capital as needed or on acceptable terms, we may be required to delay or discontinue any research, development or commercialization programs and may be unable to expand our operations or otherwise capitalize on our business opportunities. Further, we may be required to seek collaborators for potential product candidates earlier, or on less favorable terms, than might otherwise be desired, or to relinquish or license our rights to potential product candidates in markets where we otherwise would seek to pursue development or commercialization. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.
Prior to this offering, our executive officers, directors, and 5% stockholders beneficially owned approximately 77.21% of our voting stock as of September 17, 2021. We anticipate that same group will hold a significant portion of our outstanding voting stock following this offering. Therefore, even after this offering, these stockholders will have the ability to influence us through their ownership position. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.
We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including: exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended; being permitted to provide only two years of our audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; exemption from any Public Company Accounting Oversight Board requirement regarding audit firm rotation or an auditor report supplement providing additional information about the audit and financial statements; reduced disclosure obligations regarding executive compensation; and exemption from the nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of certain of the reduced reporting obligations. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.

Risk Factors

Provisions in our certificate of incorporation, our bylaws, and Delaware law may discourage, delay, or prevent a change in control of our Company or changes in our management and, as a result, depress the trading price of our stock.
Provisions of our certificate of incorporation, our bylaws and Delaware law may deter unsolicited takeovers and/or delay or prevent a change in control of our Company, including transactions in which our stockholders might otherwise receive a premium for their shares.
In addition, the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, defined as a person who owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
The foregoing provisions and anti-takeover measures may limit the price that investors might be willing to pay in the future for shares of our Common Stock and may deter potential acquirers of our Company.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $      million, based upon the assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that the net proceeds to be received by us will be approximately $      million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as well as 2.5% of the gross amount of the initial public offering, payable to the UoE in connection with the NXP900 license agreement (see "NXP900 License Agreement" for more information).
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, an increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $      million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We expect to use the net proceeds from this offering to fund the Phase 1/2 development of NXP800, the IND-enabling studies of NXP900, to continue development and sponsored research related to our current product candidates or any future product candidate, hiring of additional personnel, capital expenditures, costs of operating as a public company and other general corporate purposes. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments to enter into any material acquisitions or investments at this time.
This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.
Predicting the costs necessary to develop a product candidate can be difficult, and we will need substantial additional capital to complete our clinical development of any of our current or future product candidates. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress and costs of our development activities, the status of and results from clinical trials, as well as the status and results from our current and any future collaborations with third parties for our current or future product candidates, and any unforeseen cash needs. Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.
As of June 30, 2021 we had a cash and cash equivalents balance of $7.2 million. In June and July 2021, we raised approximately $15.3 million through the issuance of Preferred Stock, of which $4.0 million was raised in July 2021. In June we paid out $3.5 million as an up-front payment in connection with an exclusive licensing agreement related to our lead product candidate, NXP800. In September 2021, we paid out another

USE OF PROCEEDS

$3.5 million as an upfront payment in connection with an exclusive license agreement related to our second product candidate, NXP900. We currently intend to use the net proceeds from this offering as follows:
➢
approximately $      million to fund the Phase 1/2 development of NXP800;

➢
approximately $      million for the continued preclinical development and sponsored research related to NXP800 and NXP900; and

➢
the remaining proceeds for in licensing of additional products, hiring of additional personnel, capital expenditures, costs of operating as a public company and other general corporate purposes.

Based on our current plans, we believe our existing cash, together with the net proceeds from this offering, will be sufficient to fund our operations and capital expenditure requirements for the next 24 months.
This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our current or future product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2021:
➢
On an actual basis.

➢
The pro forma balance sheet data gives effect to the Preferred Stock investment agreement closed during July 2021, in the amount of approximately $4 million.

➢
The pro forma as adjusted balance sheet data gives effect to the conversion of our Preferred Stock into 128,520 shares of common stock immediately prior to the closing of this offering and gives effect to the issuance by us of    shares of our common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as-adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at the assumed initial public offering price per share of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as- adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $     million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as well as 2.5% of the gross amount of the initial public offering, payable to the UoE in connection with the NXP900 license agreement (see "NXP900 License Agreement" for more information).

You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus, the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.
	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited in thousands, except share and per share data)
Cash	$7,214	$11,234
Total liabilities	(389)	(389)
Redeemable convertible Preferred stock A, $0.00001 par value – 170,000 shares authorize as of June 30, 2021 As of June 30, 2021 94,752 preferred stock were issued. 128,520 shares issued and outstanding, pro forma. And no shares issued pro forma as adjusted	11,225	15,245
Stockholders’ equity:
Common stock, $0.00001 par value – 330,000 shares authorized as of June 30, 2021 and 115,526 shares issued and outstanding as of June 30, 2021 and Pro forma and shares issued Pro Forma As Adjusted	*	*
Additional paid-in capital	1,571	1,571
Notes received for common shares	(*)	(*)

CAPITALIZATION

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited in thousands, except share and per share data)
Accumulated deficit	(5,971)	(5,971)
Total stockholders’ equity	$(4,400)	$(4,400)
Total capitalization	7,214	11,234

*
Represent amount lower than US 1 dollar

During June and July 2021, we entered into an investment agreement with our founders, directors and certain new investors to issue 128,520 preferred A shares (“Preferred Stock”) in a total amount of approximately $15.3 million of which $1.73 million was invested by related parties on the same terms as all investors in the Preferred Stock. Of the $15.3 million raised, $11.3 million was raised in June 2021 and $4.0 million was raised in July 2021. As of the issuance date of these financial statements, we received the total amount of the investments.
The table above excludes each of the following:
The number of shares of our common stock outstanding after this offering is based on 244,046 shares of our common stock outstanding as of September 17, 2021, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 128,520 shares of common stock upon the completion of this offering, and excludes:
➢
5,810 shares of common stock issuable upon exercise of options outstanding under our Global Equity Incentive Plan as amended and restated (the “Plan”), at an exercise price of $119.05 per share as of September 17, 2021;

➢
2,587 shares of common stock issuable upon the exercise of warrants under the Plan to purchase common stock at an exercise price of $119.05 per share as of September 17, 2021;

➢
4,963 shares of restricted stock granted to the Company’s three founders on July 27, 2021;

➢
400 shares of restricted stock issued under the Plan on September 1, 2021; and

➢
1,677 shares of common stock to be reserved for future issuance under our 2021 Stock Option and Incentive Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. As of June 30, 2021, our historical net tangible book value was $6.8 million, or $59.08 per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by 115,526 shares of common stock outstanding as of June 30, 2021.
After giving effect to: (i) the redeemable convertible preferred shares investment agreement that closed during July 2021, in the amount of approximately $4 million; (ii) the automatic conversion of the 128,520 redeemable convertible preferred shares to common stock; and (iii) the issuance and sale of      shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as well as 2.5% of the gross amount of the initial public offering, payable to the UoE in connection with the NXP900 license agreement (see "NXP900 License Agreement" for more information). Our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $     million, or $     per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $    per share to existing stockholders and an immediate dilution of $   in as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting as- adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis.
Assumed initial public offering price per share		$
Historical net tangible book value per share at June 30, 2021	$59.08
Increase in historical net tangible book value per share as of June 30, 2021
Pro forma as adjusted net tangible book value per share as of June 30, 2021
Increase in net tangible book value per share attributable to investors participating in this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$

Pro forma as adjusted net tangible book value per share after giving effect to: (i) the
33,768 redeemable convertible preferred shares investment agreement that closed during July 2021, in the amount of approximately $4 million; (ii) the automatic conversion of the 128,520 redeemable convertible preferred shares to common
stock; and (iii) after giving further effect to our issuance and sale of      shares of
our common stock in this offering at an assumed initial public offering price of $
per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $
million, or $   per share of common stock

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value by $      per share and the dilution to investors purchasing common stock in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the

DILUTION

same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us in this offering would increase the as adjusted net tangible book value by $      per share and would decrease the dilution per share to new investors purchasing common stock in this offering by $      per share, assuming no change in the assumed initial public offering price of $      per share and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us, as well as 2.5% of the gross amount of the initial public offering, payable to the UoE in connection with the NXP900 license agreement (see "NXP900 License Agreement" for more information). A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our as adjusted net tangible book value per share after this offering by $      and increase the dilution per share to new investors purchasing common stock in this offering by $      , assuming no change in the assumed initial public offering price of $      per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, our as adjusted net tangible book value per share after this offering would be $      , representing an immediate increase in as adjusted net tangible book value per share of $      to existing stockholders and immediate dilution in as adjusted net tangible book value per share of $      to new investors purchasing common stock in this offering, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on a as adjusted basis as of June 30, 2021, the total number of shares of common stock purchased from us on an as converted basis, the total consideration paid or to be paid and the average price per share paid, or to be paid by existing stockholders and by new investors in this offering, based on the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors participating in this offering					$
Total		100.0%	$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      million, would increase (decrease) the total consideration paid by new investors by $      million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by           percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by           percentage points, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as well as 2.5% of the gross amount of the initial public offering, payable to the UoE in connection with the NXP900 license agreement (see "NXP900 License Agreement" for more information). An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering would increase (decrease) the total consideration paid by new investors in this offering by $      million, and, in the case of an increase, would increase the percentage of total consideration paid by new investors by           percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                 percentage points, assuming no change in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this

DILUTION

prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering.
The foregoing tables and calculations exclude:
The number of shares of our common stock outstanding after this offering is based on 244,046 shares of our common stock outstanding as of September 17, 2021, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 128,520 shares of common stock upon the completion of this offering, and excludes:
➢
5,810 shares of common stock issuable upon exercise of options outstanding under our Plan, at an exercise price of $119.05 per share as of September 17, 2021;

➢
2,587 shares of common stock issuable upon the exercise of warrants under the Plan to purchase common stock at an exercise price of $119.05 per share as of September 17, 2021;

➢
4,963 shares of restricted stock granted to the Company’s three founders on July 27, 2021;

➢
400 shares of restricted stock issued under the Plan on September 1, 2021; and

➢
1,677 shares of common stock to be reserved for future issuance under our 2021 Stock Option and Incentive Plan.

To the extent that outstanding stock options or warrants are exercised, new stock options are issued, or we issue additional shares of common stock in the future, there will be further dilution to existing stockholders and new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” section of this prospectus and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a biopharmaceutical company focused on the development of novel targeted small molecule therapeutics for the treatment of cancer in genetically defined patient populations. Our precision medicine approach translates key scientific insights relating to the oncogenic drivers and pathway addiction of cancer into potent and highly selective anticancer drugs. In addition, we will investigate the relevance of specific mutations and other DNA alterations as a potential patient selection marker and to identify synthetic lethality targets. This work could support our use of a tumor agnostic development strategy wherein we enroll patients based on the cancer’s genetic and molecular features without regard to the type or location of the cancer. Since our inception in 2020, we have devoted substantially all of our efforts and financial resources to organizing and staffing our company, business planning, raising capital, acquiring, discovering product candidates and securing related intellectual property rights and conducting research and development activities for our programs. We do not have any products approved for sale and have not generated any revenue from product sales. We may never be able to develop or commercialize a marketable product. We have not yet successfully completed any pivotal clinical trials, obtained any regulatory approvals, manufactured a commercial-scale drug, or conducted sales and marketing activities.
Results of Operations
Through June 30, 2021, we did not generate any revenue. Our only activities through June 30, 2021 have been organizational and capital raising activities in order to in-license and begin developing NXP800 and NXP900 and preparing for this offering.
For the six months ended June 2021, we incurred research and development expenses of $4.2 million, primarily related to the one-time $3.5 million upfront payment paid out in connection with the exclusive license agreement for our lead product candidate, NXP800 and to $0.6 million of non-cash equity-based expenses. Of note, in September 2021 we paid a one-time upfront payment, also in the amount of $3.5 million, in connection with the exclusive license agreement for our second product candidate, NXP900.
For the six months ended June 30, 2021, our general and administrative expenses were $1.7 million, primarily attributable to $1.0 million of non-cash equity-based expenses and $0.3 paid to certain consultants.
We expect our research and development and general and administrative expenses to increase in the future as we begin the execution of our business plan for our two pipeline product candidates, NXP800 and NXP900.
Liquidity and Capital Resources
As of June 30, 2021, we had $7.2 million of cash and cash equivalents. In June and July 2021, we completed a $15.3 million capital raise through the issuance of Preferred Stock which was paid out in connection with an exclusive licensing agreement related to our lead product candidate, NXP800. Of the $15.3 million raised, $4.0 million was raised in July 2021. In June 2021 we paid an upfront payment of $3.5 million in connection with the NXP800 license agreement. In August 2021 we closed the exclusive license agreement

Management’s Discussion and Analysis of Financial Condition and Results of Operations

related to our second product candidate, NXP900. In September 2021 we paid the upfront payment in connection with this license agreement, also in the amount of $3.5 million. We believe that the proceeds from the June and July 2021 Preferred Stock offering, will enable us to fund our operating expenses and capital expenditure based on our cash flow projections through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our future viability beyond that point is dependent on our ability to raise additional capital to finance our operations.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our current or future product candidates, including payments of milestones and sponsored research commitments associated with our license agreements for NXP800 and NXP900. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. The timing and amount of our operating expenditures will depend largely on our ability to:
➢
advance development of our early-stage programs;

➢
acquire additional product candidates;

➢
manufacture, or have manufactured on our behalf, our preclinical and clinical drug material and develop processes for late state and commercial manufacturing;

➢
seek regulatory approvals for any current or future product candidates that successfully complete clinical trials;

➢
achieve milestones in accordance with the license agreements for NXP800 and NXP900;

➢
establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any current or future product candidates for which we may obtain marketing approval and intend to commercialize on our own;

➢
hire additional clinical, quality control and scientific personnel;

➢
expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company; and

➢
obtain, maintain, expand and protect our intellectual property portfolio.

We anticipate that we will require additional capital as we seek regulatory approval of our product candidates and if we choose to pursue in-licenses or acquisitions of other product candidates. If we receive regulatory approval for our other future product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize.
Because of the numerous risks and uncertainties associated with research, development and commercialization of biologic product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:
➢
the scope, progress, results and costs of researching and developing our current or future product candidates, and conducting preclinical and clinical trials;

➢
the costs, timing and outcome of regulatory review of our current or future product candidates;

➢
the costs, timing and ability to manufacture our current or future product candidates to supply our clinical and preclinical development efforts and our clinical trials;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

➢
the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our current or future product candidates for which we receive marketing approval;

➢
the costs of manufacturing commercial-grade product and necessary inventory to support commercial launch;

➢
the ability to receive additional non-dilutive funding, including grants from organizations and foundations;

➢
the revenue, if any, received from commercial sale of our products, should any of our current or future product candidates receive marketing approval;

➢
the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, expanding and enforcing our intellectual property rights and defending intellectual property-related claims;

➢
our ability to establish and maintain collaborations on favorable terms, if at all; and

➢
the extent to which we acquire or in-license other product candidates and technologies.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of public or private equity offerings, debt financings, governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in fixed payment obligations.
If we raise additional funds through governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Critical Accounting Policies and Significant Judgments and Estimates
Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing elsewhere in this prospectus, we commenced our principal operations in May 2021 and therefore we did not use estimates in the preparation of these financial statements.
Controls and Procedures
We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sarbanes-Oxley Act as of the end of the first full fiscal year after becoming a public company. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement. Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal controls.
Off-balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.
Quantitative and Qualitative Disclosures About Market Risks
This disclosure is not applicable as we are a smaller reporting company.
Emerging Growth Company and Smaller Reporting Company Status
The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to not “opt out” of this provision and, as a result, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.
We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS
Overview
We are a biopharmaceutical company focused on the development of innovative precision medicines for the treatment of serious unmet medical needs in oncology. Our development strategy utilizes a precision medicine-based approach that translates key scientific insights relating to oncogenic drivers, pathway addiction and other cancer-promoting factors into selective and potent and highly selective anticancer drugs.
A new generation of approved targeted therapies, such as kinase inhibitors, have transformed the treatment of cancer and demonstrated a significant benefit to certain patients with genetically defined tumor types. In turn, improved genetic sequencing has led to the discovery of additional cancer-promoting genetic alterations that were previously unknown, unaddressed, unsuccessfully targeted or overlooked.
We believe that these advancements provide the basis for modern development of targeted therapies that will enable the discovery and development of anticancer treatments based on genetic characterization of tumors rather than tumor histology.
Nuvectis was founded and is led by an experienced management team with extensive drug development expertise. Our three co-founders have significant drug development knowledge and experience, and a demonstrated track record of success including four past FDA approvals of novel medications in both oncologic and non-oncologic indications and additional approvals in Europe and Japan.
The Nuvectis Approach
Our mission is to develop a portfolio of innovative product candidates for the treatment of cancer. We rely on our core competencies of target selection, drug profiling, licensing, and clinical and regulatory execution to build a pipeline of anticancer drugs. We plan to continue to collaborate with best-in-class technology partners that we believe have the capability to discover selective and potent compounds with desirable pharmacologic properties.
We apply our deep understanding of how genetic alterations lead to the development, growth and spread of cancer. This understanding, combined with our knowledge of the underlying unmet clinical needs, informs and enables our development of an effective clinical and regulatory strategy. We believe that our combination of clinical development and preclinical research expertise, could improve the potential for clinical, regulatory, and commercial success.
With our focus on precision medicine, we aim to pharmacologically target oncogenic drivers, such as certain kinases that are mutated, overexpressed, or overactive, in cases where such alterations to the oncogene result in hyperactivation of pro-malignant signaling pathways, non-oncogenic addiction targets, such as support genes required for the survival of cancer cells, as well as synthetic lethality targets. Our approach could enable the use of biomarker-driven patient selection, which could prospectively identify patients that are more likely to benefit from our targeted therapy, a type of cancer treatment that precisely identifies and attacks a specific pathway of cancer cells, thereby potentially increasing the likelihood of a successful treatment outcome.
Moreover, we believe our approach will allow us to potentially improve the time, costs and risks often associated with cancer drug development, and enable us to improve outcomes for patients with cancer.

BUSINESS

Figure 6: Nuvectis Precision Medicine Pipeline
Our Leadership Team
Nuvectis was founded in 2020 and is led by a highly qualified management team comprised of industry veterans with extensive drug development experience, as well as proven capabilities to raise the capital necessary to support clinical development. Our three co-founders, Ron Bentsur, Enrique Poradosu, PhD., and Shay Shemesh, have extensive experience and a proven track record of successful drug development including four past FDA approvals of novel medications in both oncologic and non-oncologic indications and additional approvals in Europe and Japan.
Collectively, the three co-founders of Nuvectis held leadership roles in four FDA approvals and launches of novel medications in both oncologic and non-oncologic indication, including three NDAs and one BLA, as well as two approvals in the EU, and one approval in Japan (via a Japanese partner). Our co-founders successfully led the approvals and launches of: Auryxia®, which is used for the treatment of hyperphosphatemia in patients with dialysis-dependent chronic kidney disease (“CKD”) and for the treatment of anemia in patients with non-dialysis-dependent CKD; Jelmyto®, which is used for the treatment of upper tract urothelial carcinoma; and Elzonris®, which is used for the treatment of blastic plasmacytoid dendritic cell neoplasm. Notably, significant regulatory achievements also include obtaining two Breakthrough Therapy Designations in oncology and six Orphan Drug Designations (four in the U.S. and two in the EU) and two Fast Track Designations.
Our principals are:
Ron Bentsur (55), Co-Founder, Chairman, Chief Executive Officer and President of Nuvectis, has 20 years of senior leadership experience in the biotechnology industry. He served as CEO of UroGen Pharma, Inc. (NASDAQ: URGN) from August 2015 until January 2019, and as CEO of Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX, acquired by Akebia Therapeutics) from May 2009 until May 2015. At UroGen and Keryx, Mr. Bentsur led the clinical development, regulatory approvals and the commercial infrastructure buildouts for the US commercial launches of Jelmyto and Auryxia, respectively. Mr. Bentsur also led the establishment of a successful worldwide partnership for an earlier-stage program at UroGen and an ex-US development partnership for Auryxia at Keryx. Mr. Bentsur served as CEO of XTL Biopharmaceuticals, Inc. (NASDAQ: XTLB) from January 2006 until April 2009 and as Investor Relations and CFO of Keryx from October 2000 until January 2006. Mr. Bentsur worked as an investment banker in NYC and Tel Aviv, Israel, from 1994 until 2000. Mr. Bentsur served as a member of the Board of Directors of Stemline Therapeutics, Inc. from 2009 through the approval and launch of Elzonris® and through the subsequent acquisition of the company by Menarini in June 2020, and serves on the Board of Directors of Beyond Air, Inc. (NASDAQ: XAIR). Mr. Bentsur holds a BA in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an MBA (Magna Cum Laude), from New York University’s Stern School of Business.

BUSINESS

Enrique Poradosu, PhD (55), Co-Founder, Executive Vice President, Chief Scientific and Business Officer of Nuvectis, has 20 years of senior scientific leadership experience in the biotechnology industry. From 2016 until 2020, he served as SVP, Business and Scientific Strategy at Stemline Therapeutics, Inc. (NASDAQ: STML, acquired by Menarini in June 2020). At Stemline Dr. Poradosu led the licensing and scientific strategy of the company’s pipeline, as well as directly leading strategic planning and operational execution of the early-stage drug development programs. Prior to that, Dr. Poradosu served as VP Business and Scientific Strategy at Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX, acquired by Akebia Therapeutics), from 2003 until 2016. From 1998 until 2003, Dr. Poradosu served as a project manager at a private biomedical incubator. Dr. Poradosu holds a BSc in Chemistry and Biology with distinction from the Hebrew University of Jerusalem, Israel and a PhD in Biochemistry, from the Hebrew University of Jerusalem.
Shay Shemesh (38), Co-Founder, Executive Vice President, Chief Development Officer of Nuvectis, has 14 years of multi-disciplinary experience in drug development. From 2015 until 2020, he served as SVP, Clinical and Regulatory Affairs at Stemline Therapeutics, Inc. (NASDAQ: STML, acquired by Menarini in June 2020) where he led multi-disciplinary development teams in early and late-stage projects. In this role, Mr. Shemesh held responsibilities for the strategic planning and operational execution of the Elzonris® clinical program and Biologics License Application, with the FDA and Marketing Authorization Application with EMA, resulting in the approval of Elzonris™ in both regions for the treatment of blastic plasmacytoid dendritic cell neoplasm, an orphan hematologic malignancy. Prior to that, Mr. Shemesh was a clinical operations lead at Keryx Biopharmaceuticals (NASDAQ: KERX, acquired by Akebia Therapeutics), where he managed the late-stage clinical trials for Auryxia™ for the treatment of anemia in patients with non-dialysis CKD, which led to the approval of Auryxia in this indication in the US and the EU. Mr. Shemesh holds a BSc and MSc in Biotechnology from Bar Ilan University in Israel.
Uri Ben-Or (51), Interim Chief Financial Officer of Nuvectis, has over 20 years of broad experience in corporate finance, accounting, M&A transactions, initial public offerings and operations. He specializes in public life science companies whose securities are traded at the Tel Aviv Stock Exchange and in the U.S. market and serves as the acting Chief Financial Officer of some of them. In the past, he served as an Auditor at PricewaterhouseCoopers. Mr. Ben-Or holds a BA degree in Business from Bar Ilan University in Israel and is a Certified Public Accountant in Israel. Mr. Ben-Or serves Nuvectis Pharma on a consulting basis.
NXP800 — Our Lead Product Candidate
We have licensed exclusive world-wide commercial rights to NXP800, our lead product candidate, which was developed at the world-renowned Institute for Cancer Research (“ICR”) in London, England. The ICR is a pioneer in discovery of new anti-cancer agents with unique mechanisms of action. The ICR’s drug discovery unit has discovered several successful product candidates, the most notable of which is Zytiga, a leading drug for metastatic prostate cancer. Our license agreement with the ICR is subject to certain milestone and royalty payments. For additional information see section “NXP800 License Agreement”.
NXP800 is an inhibitor of the Heat Shock Factor 1 (“HSF1”) pathway. A large body of work has verified the importance of HSF1 to tumorigenesis and progression in a variety of malignancies. Cancer cells actively exploit HSF1 to overcome diverse stresses and promote biological activities crucial for the survival, progression, immune evasion, and metastasis. This utilization of the HSF1 pathway by the cancer cell in order to overcome stress is also referred to as an HSF1 addiction. It was hypothesized that inhibiting the HSF1 pathway would substantially impede the survival of cancer cells. This hypothesis led to the discovery of NXP800.
In preclinical studies, treatment with NXP800 inhibited tumor growth in human xenografts of ovarian cancer. In addition, we identified a gene signature related to a mutation in the AT-Rich Interaction Domain (“ARID1a”) gene that has potential to serve as a biomarker for patient selection in ovarian and other cancer types. Based on this work, we plan to initially study the potential efficacy of NXP800 in Ovarian Clear Cell Carcinoma (“OCCC”) and endometrioid ovarian carcinoma, and to investigate the use of ARID1a mutations as a potential patient selection marker for additional types of cancer. The genetic screening for

BUSINESS

the ARID1a mutation is a standard part of the commercially available screening panels being utilized in the clinic for cancer patients.
A comprehensive preclinical data package comprised of pharmacology, pharmacokinetic, and toxicological and other safety studies required as part of an IND Application to the FDA and a CTA to the MHRA for the initiation of a first in human (FIH), Phase 1, clinical study of NXP800 has been completed by the ICR and by third-party certified labs, and we believe that this package is sufficient for this purpose. In preclinical and toxicology studies no meaningful off-target effects were observed when screened against a broad panel of kinases, bromodomains, GPCRs, orphan receptors, and nuclear hormone receptors. We plan to initiate a Phase 1 dose escalation trial for NXP800 in patients with advanced-stage solid tumors in the fourth quarter of 2021, followed by a clinical trial evaluating cohorts of OCCC and endometrioid ovarian cancer patients harboring the ARID1a mutation and possibly cohorts of patients with additional types of solid tumors. Moreover, additional preclinical studies will be conducted by the ICR and other third-party vendors in order to assess the preclinical safety and efficacy of NXP800 in additional solid tumor types.
As described below in more detail, the use of NXP800 to inhibit the HSF1 pathway in the context of ARID1a mutated or altered tumors indicates a possible synthetic lethality treatment modality. Synthetic lethality is a clinically validated approach to treating cancer which arises by the concomitant perturbations (an alteration of function at the molecular level) of two genes or pathways, each of which is nonlethal to the cell alone, but simultaneous deficiencies in both cause cell death. Hence, cancer cells that contain a mutation in one gene of a synthetic lethality pair are susceptible to therapeutic intervention targeting the other gene pair. With an existing mutation in a certain gene, synthetic lethal therapies aim at identifying a lethal target, ranging from oncogenes to tumor suppressors, and have the potential to broaden the strategies of anti-cancer treatments. The first examples of a molecular targeted therapeutic exploiting synthetic lethality are poly adenosine diphosphate-ribose polymerase (“PARP”) inhibitors, which were first approved in 2016. PARP inhibitors are active against cancer cells only when those cells’ tumor suppression genes BRCA1 and BRCA2 are mutated.
Clinical Trial and Regulatory Execution
Our clinical development strategy employs a stepwise approach designed to identify signals of activity early in development. In our exploratory clinical trials, we plan to treat patients whose tumors harbor a specific genetic alteration, the ARID1a mutation. We believe that this patient enrichment approach improves the likelihood of demonstrating clinical benefit and providing meaningful insight into a product candidate’s therapeutic potential.
NXP800 Scientific Background
Cell Stress and Carcinogenesis
Living cells possess different mechanisms that allow them to adapt to stressful factors in their environment. These cellular mechanisms involve alterations in metabolism, as well as in signal transduction, transcription, translation, protein packaging and/or release. The initial cellular response against a harmful factor is aimed at defense. If the damaging signals are too severe and cause irreversible injury, cells activate death signaling pathways. The activation of protective or destructive pathways depends to a large extent on the nature and duration of the stress, as well as the cell type involved. The final fate of the stressed cell depends on the interplay between these responses.
Carcinogenesis is a complex multi-step process involving metabolic and functional changes enabling transformed cells to survive and adapt to the tumor microenvironment. Most cancers are associated with various genetic and epigenetic changes leading to the malfunctioning of critical genes. However, cancer cells also depend on the normal functioning of certain genes. As such, activation of specific cytoprotective mechanisms can support the survival of transformed cells.

BUSINESS

HSF1 — A Guardian of the Proteome
One of the main pro-survival responses, a factor promoting the survival of a cell, that protect cancer cells from stress is the transcription factor HSF1, which plays a dominant role in the cellular response to the oncogenic stress imposed on the cancer cell, such as proteotoxic oxidative stress (an imbalance of free radicals and antioxidants resulting from increased metabolic rate of the cancer cell), and acidification of the microenvironment as well as heavy metals such as iron, all of which are relevant to the etiology of our initial targeted indications. A large body of work has verified the importance of HSF1 to tumorigenesis and cancer progression.
HSF1 can also be considered as one of the guardians of the cellular proteome, or the pool of proteins within a cell. It has been found that HSF1 normally regulates a subset of genes involved in the control of cell proliferation, the process that results in an increase of the number of cells and cell cycle progression, and also extends the survival of transformed cells. Consequently, cancer cells may become dependent upon, or addicted to, HSF1. Although HSF1 is neither a tumor suppressor nor a typical oncogene, it affects many aspects of cellular metabolism that are important for the cancer phenotype by modulating signaling pathways associated with growth and proliferation, apoptosis, glucose metabolism, angiogenesis, cell motility, and the response to the proteotoxic stress in the tumor microenvironment (See Figure 5).
Figure 7: HSF1 addiction in cancer
Legend: HSF1 is actively exploited by cancer cells to overcome diverse stresses and to promote biological activities crucial for cancer survival, progression, immune evasion and metastasis.
Additionally, HSF1’s activity has been found to modulate signaling pathways that are altered through the expression of mutant oncogenic proteins, thus affecting the phenotype of cancer cells. This phenomenon has been referred to as non-oncogenic addiction, based on the observation that cancer cells are more dependent on the chaperoning function of HSPs than normal cells. Thus, the HSF1 pathway is a compelling oncology target, which led to the discovery of the NXP800 strategy.
Discovery and Optimization of NXP800
NXP800 emerged from phenotypic screening for antagonists that could modify the HSF1-mediated heat shock response. In phenotypic screens, small molecules undergo high-throughput screening against intact cells, and discrete phenotypic changes in the cell are measured and quantified. Phenotypic screens are unbiased and have several advantages over screens using recombinant proteins. Hits from a phenotypic screen will, by definition, be cell permeable and have cellular activity, potentially reducing optimization cycles and timelines. The ICR screening led to the identification of a series of bisamides having anti-cancer effects. These compounds were further optimized to demonstrate in vivo efficacy in mouse xenografts, maintaining the potent anti-proliferative activity of the initial lead compounds and while demonstrating an improved pharmacokinetic profile in preclinical studies. Thus, NXP800 was rationally selected as the most suitable candidate of the compounds tested.

BUSINESS

Figure 8: NXP800 — Planned Development
Source: Nuvectis Pharma
Beyond the initial target indications of OCCC and endometrioid ovarian carcinoma, we believe that NXP800 has the potential to demonstrate anti-tumor activity in several additional tumor types, such as breast, lung, gastrointestinal, hepatocellular, esophageal and others. Preclinical work is currently being conducted to investigate the use of ARID1a mutation as a potential patient selection marker in additional tumor types. This work could support our use of a tumor-agnostic development strategy (see Figure 6) wherein we enroll patients based on the cancer’s genetic and molecular features without regard to the type or location of the cancer.
NXP800 Patient Enrichment Strategies
Using gene expression microarray analysis, we have identified a gene signature that may indicate the sensitivity of specific cancer mutations to NXP800 and has potential as a biomarker for patient enrichment. Tumor samples from seven different ovarian cancer xenograft model studies were split into two groups based on their response to NXP800 treatment (4/7 responsive and 3/7 non-responsive), with probes required to express at least a two-fold differential in the responsive groups. Treatment with NXP800 in the IGROV-1, OVISE, SK-OV-3 and TOV-21G xenografts showed significant anti-tumor effect (as illustrated in Figure 9 showing data for two of these models). These OCCC and endometrioid ovarian cancer models all harbor a mutation in ARID1a. ARID1a is frequently mutated in solid tumors and is associated with aberrant cell cycle and loss of control of proliferation, allowing cancer cells to achieve an advantage, but at the expense of lowered defenses against oncogenic, cellular and environmental stressors such as oxidative stress (an imbalance of free radicals and antioxidants resulting from increased metabolic rate of the cancer cell), heavy metals and chemotherapy. The cancer cells compensate for this exposure utilizing the cell stress response including increased activity of the HSF1 pathway.
Figure 9: Inhibition of OCCC Tumor Growth in Preclinical In Vivo Models Harboring the ARID1a Mutation

BUSINESS

Legend: NXP800 (CCT361814 in the chart) strongly inhibited tumor growth of SKOV3 and Tov-21G OCCC models in vivo
Thus, ARID1a deficiency offers a potential biomarker for precision medicine and patient enrichment strategies in ovarian and other cancers. ARID1a testing is available in commonly conducted using commercially available and academic molecular diagnostic panels.
Mutations and epigenetic downregulation, the reduction at the cellular level of the magnitude or rate of a physiological response or a biochemical process, such as the expression of a gene of ARID1a occur in roughly two thirds of all OCCC patients, approximately 40% of all endometrioid ovarian carcinoma patients, as well as in varying percentages in several additional types of cancers. Consequently, the ARID1a mutation provides the potential as a biomarker for patient enrichment strategies in ovarian and other cancer types. Based on this data, we plan to initially study the potential efficacy of NXP800 in OCCC and endometrioid ovarian carcinoma in patients harboring the ARID1a mutation. ARID1a is also frequently mutated in additional solid tumors (see Table 2).
We hope to become the first company with an approved drug in relapse/refractory OCCC and endometrioid ovarian carcinoma, two unmet medical needs with no approved therapies. Additionally, given the potentially wider role of ARID1a, we believe that NXP800 has substantial potential beyond our initial indications, and we plan to explore numerous development approaches to broaden the market opportunities in a variety of solid tumors.
Table 2: Prevalence of ARID1a mutation and protein loss in solid tumors
Primary Cancer	ARID1a Mutation	ARID1a Protein Loss
OCCC	53.8%	64.8%
Endometrioid Ovarian Carcinoma	37.6%	41.8%
Gastric	15.6%	25%
Hepatocellular Carcinoma (HCC)	13.2%	27%
Esophageal	13.3%	11%
Pancreatic Cancer	5.7%	6.7%
Uterine endometrioid carcinoma	N.A.	34.9%
N.A. — Data not available
OCCC and Endometrioid Ovarian Carcinoma: Disease Etiology and HSF1
Clinically, it has been observed that OCCC arises predominantly from ovarian endometriotic cysts, which are characterized by repeated bleeding into the cyst cavity during the menstrual cycle. The content of an endometriotic cyst, consisting of old blood, contains a markedly high concentration of free iron. Free iron is a source of reactive oxygen species (“ROS”) and excess iron is associated with cancer development through the induction of persistent oxidative stress (an imbalance of free radicals and antioxidants resulting from increased metabolic rate of the cancer cell) in several organs. Thus, extensive oxidative stress in the endometriotic cyst may contributes to of the development of OCCC and endometrioid ovarian carcinoma through induction of DNA damage (see Figure 10 below).

BUSINESS

Figure 10: Unique microenvironment within endometriotic cysts may lead to ovarian carcinoma
Legend: Microenvironment with especially high concentration of free iron, derived from blood accumulated in the cyst, causes oxidative stress (“ROS”) and leads to DNA damage. Accumulation of DNA damage over the years eventually leads to development of cancer.
Source: Nuvectis Pharma
In parallel to the DNA damage, exposure to free iron can also trigger ferroptosis, a newly identified, iron-dependent, regulated cell death mechanism. As described in Figure 11 below, ovarian cancer cells develop an increased capability to overcome ferroptosis, which in turn promotes cancer cell survival, with the HSF1 pathway playing a major role in this protective mechanism.
ARID1a Enrichment Strategy — Scientific Rationale
Several genes were identified as NXP800 dependent biomarkers, including downregulation, the reduction at the cellular level of the magnitude or rate of a physiological response or a biochemical process, such as the expression of a gene, of known HSF1 target genes, such as HSPB1, which is an important pro-survival factor, a factor promoting the survival of a cell, indicating a direct effect on the HSF1 pathway by NXP800. In addition, NXP800 upregulates CHAC-1, whose unique function is the degradation of GSH, a key metabolite in cancer cell protection from stress (see Figure 11 below).
ARID1a mutations and protein loss are associated with aberrant cell cycle and loss of control of proliferation, allowing cancer cells to achieve an advantage, but at the expense of lowered defenses against oncogenic stress and microenvironment stress. The cancer cells compensate for this exposure including by increased activity of the HSF1 pathway. Thus, by inhibiting the HSF1 pathway and downregulating the GSH levels in cancer cells with the ARID1a mutation, NXP800 tips the balance towards cancer cell death, with the cancer cell no longer able to tolerate the increased metabolic stress, thus achieving a synthetic lethality effect (further discussed in the sections below, see also Figure 12).
ARID1a and Glutathione Metabolism
A novel relationship was recently established between ARID1a deficiency and glutathione (“GSH”) metabolism (see Figure 12), showing that reducing antioxidant GSH metabolism is a weakness of ARID1a. Disruption of the SWI/SNF (SWItch/Sucrose Non-Fermentable) complex, of which ARID1a is a key component, is associated with aberrant cell cycle and loss of control of proliferation, therefore, cancer cells achieve an advantage at a price of lowering their defenses against insults from free iron (which as discussed previously is a key stress factor involved in the etiology of OCCC and endometrioid ovarian carcinoma). Reduction of the metabolic pathway leading to GSH generation can be partially balanced in cancer cells by

BUSINESS

an increase in the activity of the HSF1-HSPB1 axis. The discovery of the link between ARID1a deficiency and reduction of the GSH protective pool has important therapeutic implications for the treatment of ARID1a-deficient tumors, which are susceptible to targeting the HSF1 pathway via synthetically lethality whereby GSH levels are further reduced through the activation of the main enzyme responsible for GSH degradation (“CHAC1”).
Figure 11: CHAC1 and HSPB1 are validated NXP800 Biomarkers and are Key Regulators of Ferroptotic Cell Death
Legend: As the levels of the cystine importer, SLC7A11 are reduced in ARID1a mutations, the cancer cells are increasingly dependent on alternative pathways that are targeted by NXP800 as demonstrated by the validated biomarkers HSPB1 and Chac1
Synthetic Lethality and ARID1a
Synthetic lethality is a clinically validated approach to treating cancer which arises when simultaneous deficiencies in a pair of genes result in cell death. However, if the deficiency exists in only one gene, the cell survives. The first examples of a molecular targeted therapeutic exploiting synthetic lethality are the PARP inhibitors, which were first approved in 2016. PARP inhibitors are active against cancer cells only when those cells’ tumor suppression genes BRCA1 and BRCA2 are mutated PARP inhibitors represent a targeted therapy, or a type of cancer treatment that precisely identifies and attacks a specific pathway of cancer cells, against ovarian and breast tumors harboring the BRCA mutations, FDA approved PARP inhibitors include AstraZeneca and Merck’s Lynparza® and Zejula® from the GlaxoSmithKline unit Tesaro. PARP is a family of proteins involved in essential cellular processes such as DNA repair, genomic stability, and programmed cell death. The synthetic lethality approach represents a way to target lost tumor suppressor genes, which have long evaded drug developers as they cannot be drugged directly. The BRCA mutation is found in approximately 10-15% of the ovarian epithelial cancer, a slightly lower target patient prevalence compared to OCCC and endometrioid ovarian carcinoma combined. In 2017, prior to their additional approval in the maintenance setting in ovarian cancer and in breast cancer, global PARP inhibitors revenue in the heavily pretreated, advanced-stage ovarian cancer setting was reported at $461 million. In 2020, following the label expansion, the global PARP inhibitor market was valued at $2.178 billion.
The preclinical data establishing the link between ARID1a deficiency and the overactivation of the HSF1 pathway as a compensation mechanism in cancer cells suggest these cancer cells may be susceptible to a synthetic lethality approach through NXP800’s inhibition of the HSF1 pathway. Synthetic lethality results from the interaction between two genes that cause cell death when both, as a prerequisite, are inactivate, if only one of the pair genes is inactivated, the cell survives. In cancer cells, a certain genetic lesion which has little effect on cell viability can create a vulnerability that enables the pharmacological inhibition of a

BUSINESS

different target to kill the cancer cells whereas normal cells (which lack the genetic lesion) are spared the effect of the drug. In cancer cells, one of these genes can be inactivated epigenetically or via mutation; while the other can be inactivated by a drug.
NXP800’s hypothesized mode of action is that NXP800 reduces the protective factors in the cell that are modified by overactivation of HSP1, with ARID1a gene defective cells being most vulnerable. Thus, NXP800’s mechanism of action is well suited to target OCCC and endometrioid ovarian carcinoma, as well as additional tumor types, with a synthetic lethality strategy aimed at patients with the highly prevalent ARID1a mutation.
We plan to initially evaluate the potential efficacy of NXP800 in OCCC and endometrioid ovarian carcinoma with ARID1a mutations to be investigated as a potential marker for patient enrichment in clinical trials. Further, we believe that NXP800 has the potential to demonstrate anti-tumor activity in several additional tumor types.
ARID1a synthetic lethality mechanistic rationale: Discovery and validation of pharmacodynamic markers
Several genes were identified as NXP800 dependent biomarkers, including known HSF1 target genes, such as ATF3 and HSPB1 (which encodes the HSP27 protein). A clear dose-dependent inhibition of HSP27 expression by NXP800 was observed in vitro and in vivo. In addition, CHAC-1, ASNS and SLC6A9, all acting downstream of the ATF4/ATF3/CHOP arm of the endoplasmic reticulum (“ER”) stress response pathway, were substantially modulated. The protein expression of CHAC1 has also been shown to be induced by NXP800 in SK-OV-3 tumor xenografts. CHAC1’s unique function is the degradation of GSH into 5-oxoproline and the Gly-Cys dipeptide, thus catalytically reducing intracellular GSH levels, which is already affected in ARID1a mutated cells. Thus, by modulating the GSH levels in cancer cells with the ARID1a mutation, NXP800 tips the balance towards cell death, with the cancer cell no longer able to tolerate the increased ROS, achieving the synthetic lethality effect (see Figure 12).

BUSINESS

Figure 12. ARID1a and NXP800 Driven Synthetic Lethality
Source: Nuvectis Pharma
The biomarkers we have identified are currently being developed as potential clinical pharmacodynamic markers. It has been confirmed that NXP800 modulates CHAC1, ATF3 and HSPB1 RNA and ATF4 at the protein level in white blood cells from healthy volunteers in a similar manner to that seen in preclinical models, so peripheral blood mononuclear cells (“PBMCs”) will be considered as a normal medium for clinical trial pharmacodynamic monitoring. Assays to measure the RNA and/or protein levels of CHAC1, ATF3, ATF4 and HSPB1 in tumor biopsies and PBMCs or platelet-rich plasma will also be developed for use in clinical trials.
NXP800 appears to work by reducing the levels of protective GSH in cancer cells, especially those with the ARID1a mutation. Cancer cells are “addicted to” elevated GSH levels that they make possible by manipulating the HSF1 pathway. By tipping the balance from cancer cell survival to cancer cell death, NXP800 acts as a precision intervention for patients with cancers having the ARID1a mutations, harnessing the synthetic lethality mode of action. ARID1a mutations and gene silencing occur in approximately two thirds of all OCCC patients, and approximately 40% of all endometrioid ovarian carcinoma patients. Thus, we believe that NXP800’s mechanism of action is well-suited to target OCCC and endometrioid ovarian carcinoma by virtue of a combination of the natural evolution of these cancers in the cyst environment and the synthetic lethality with the highly prevalent ARID1a mutation.
Addressing an Unmet Need in Clear Cell Ovarian Cancer and Advanced-stage Endometrioid Ovarian Carcinoma
We plan to initially investigate NXP800 as treatment for OCCC and endometrioid ovarian carcinoma. NXP800 is precisely targeted for women with these diseases who have either the ARID1a mutation or ARID1a epigenetic loss.
OCCC is highly malignant, difficult to treat, and has a very poor survival rate due to frequent recurrence after surgery and first-line treatment. First-line treatment consists of platinum-based chemotherapy (“PBC”),

BUSINESS

for which the reported response rate in relapse/refractory, platinum resistant patients is 1%, demonstrating a clear and dire need for a new treatment option for OCCC. OCCC represents approximately 10% of all ovarian cancer cases in the United States, with an annual incidence of approximately 2,200 patients.
Endometrioid ovarian cancer represents approximately 10% of all diagnosed ovarian cancer cases. If diagnosed as early-stage, endometrioid ovarian tumors can typically be resected. However, if diagnosed at later stages, these tumors have a substantially worse prognosis. Advanced, platinum-refractory, endometrioid cancer in the United States represents approximately 30% of the endometrioid ovarian cancer segment.
OCCC and endometrioid ovarian carcinoma are subtypes of epithelial ovarian carcinoma whose clinical characteristics are distinct from those of high-grade serious ovarian carcinoma. They exhibit a unique biological profile that is markedly different from those of other histologic types. The incidence of OCCC among ovarian cancer patients is higher in East Asia (approximately 25%), including Japan, than in Europe and the United States (approximately 10%) (see Table 3 below).
OCCC has highly malignant characteristics, reflected in its resistance and poor response to conventional chemotherapy. Endometrioid and clear cell variants are postulated to arise from the same cell type. Notwithstanding the initial PBC response in the endometrioid ovarian subset, the progression-free survival at three years for patients diagnosed with stage III/IV is a dismal 20% and for stage III and 0% for stage IV. The dismal response to first line PBC in OCCC represents a clear unmet cancer treatment need.
Table 3: Estimated Annual Incidence of ARID1a Mutated Patients in OCCC and Endometrioid Ovarian Carcinoma in Major Markets
Indication/Major market	Estimated Annual Incidence	Patients with ARID1a mutation or protein loss
OCCC/US	2,175	1,410
Endometrioid Ovarian Carcinoma/US	2,175	909
OCCC/EU	3,408	2,210
Endometrioid Ovarian Carcinoma/EU	3,408	1,425
OCCC/Japan	2,500	1,625
Endometrioid Ovarian Carcinoma/Japan	1,000	375
Source: Nuvectis Pharma
We believe that we can become the first company with an approved drug in advanced-stage OCCC and endometrioid ovarian carcinoma. Our plan is to commence a Phase 1 clinical trial of NXP800 in the fourth quarter of 2021.
Market Potential/Addressable Patient Population in Additional Solid Tumor Types
Beyond our initial target indications, we believe that NXP800 has the potential to demonstrate anti-tumor activity in several additional tumor types, such as gastric, hepatocellular, esophageal, urothelial carcinoma and others. In vitro preclinical work is currently being conducted and in vivo preclinical studies are planned at the ICR to investigate the use of ARID1a mutation as a potential patient selection marker in additional tumor types. This work could support our use of a tumor agnostic development strategy wherein we enroll patients based on the cancer’s genetic and molecular features without regard to the type or location of the cancer.
ARID1a mutations are present in a number of other cancers, most notably gastric, hepatocellular, and esophageal cancers. These may be investigated as secondary indications (see Table 4 below).

BUSINESS

Table 4: Examples of estimated annual incidence of patients with advanced-stage solid tumors harboring ARID1a mutations
Indication	Estimated Incidence (US)	Patients with ARID1a protein loss
Gastric cancer	26,550	6,615
Liver	34,000	9,070
Esophageal	19,260	2,120
Urothelial	75,357	25,621
Uterine endometrioid carcinoma	66,570	26,628
Pancreatic	60,430	4,230
Source: Nuvectis Pharma
Preclinical drug discovery and validation
A comprehensive preclinical data package for NXP800 has been assembled. Preclinical studies of NXP800 conducted were as follows:
Pharmacology studies
The in vitro activity of NXP800 was investigated in a panel of cell lines derived from 57 different cancer types. The in vivo efficacy of NXP800 was investigated in mice bearing human tumor xenografts using six different tumor types selected based on results of the in vitro screening. Tumor types included ovarian clear cell adenocarcinoma, ovarian teratocarcinoma, ovarian endometrioid adenocarcinoma, melanoma, and breast.
Secondary pharmacodynamics
NXP800 has been screened against several panels for secondary pharmacology, and no hits were found in any of the screens at concentrations that are relevant to the free drug target concentrations of NXP800 associated with efficacy (in mouse models) or toxicity (in rat and dog, the species used in the GLP-toxicology studies).
Safety pharmacology
NXP800 was profiled against the Cerep Safetyscreen 87 at a concentration of 10 µM. Hits (> 50% at 10 µM) in this preliminary screen were then assessed across a range of concentrations in an individual cell-based assay for both agonism and antagonism of the relevant receptors. NXP800 showed no agonism activity with any receptor and antagonist activity with only one receptor with an IC50 of 2.0 µM. A GLP study was performed to evaluate the effects of NXP800 on cardiovascular parameters and body temperature in the dog (two groups of two dogs each) following oral administration, and the No Adverse Effect Level (NOEL), driven by a transient increase in arterial blood pressure, was 3 mg/kg.
Pharmacokinetics
The absorption, distribution, and metabolism properties of NXP800 were characterized, including apparent permeability in Caco-2 cells and transporter interaction, plasma protein binding and blood-to-plasma partitioning, intrinsic clearance, identification of metabolites (including a proposed metabolic pathway in human) and inhibition of human CYP isoforms. The excretion of NXP800 was characterized post IV or oral dose in rats.
Toxicology
The toxicity of NXP800 was initially assessed in healthy mice. Formal toxicology was then performed in rat and dog. In both rat and dog, non-GLP combined dose range finding and pharmacokinetic (“PK’’)

BUSINESS

studies were performed prior to the pivotal GLP 28-day repeat dose toxicity studies and included an assessment of recovery and toxicokinetics. All pivotal GLP toxicity studies were conducted at Charles River Laboratories Edinburgh Ltd, UK. The GLP studies were therefore performed in a country that is a member of the OECD Mutual Acceptance of Data program with the OECD Test Guidelines and Principles of GLP.
Rat and dog were selected as the rodent and non-rodent species for toxicity studies of NXP800 based on similarities to humans with regard to the proportion of hydrolysis metabolism. Based on initial PK studies, free drug exposure levels could be achieved following oral dosing at comparable levels to those required to achieve efficacy in mice. In addition, all metabolites found after exposure of human matrices to NXP800 were also found in matrices of one or both toxicity model species, and therefore their toxicity would be assessed in the toxicology studies.
Continuous daily dosing was selected as the initial schedule for NXP800 toxicity studies to facilitate flexibility in clinical administration. In the dog, Cmax-driven emesis limited exposure and the schedule changed to continuous twice daily dosing to increase exposure to NXP800.
Based on the clinical indication (advanced solid tumors) and route of administration (oral) of NXP800, no carcinogenicity, reproductive toxicity or local tolerance studies have been performed at this stage of development. Non GLP mutagenicity studies have been performed. The phototoxicity of NXP800 has also been assessed.
NXP800 Clinical Development Plan
Based on the compelling preclinical data, NXP800 will be investigated clinically in a Phase 1, first-in- human, dose escalation trial in adult patients with advanced-stage solid tumors. The primary objective of the trial is to identify a recommended Phase 2 dose. The endpoints that will be utilized to inform the primary objective include estimation of the rate and severity of adverse events and dose-limiting toxicities in the dose escalation stage, and estimation of clinical activity in the expansion stage of the Phase 1 study. Secondary objectives include characterization of the pharmacokinetic and pharmacodynamic profile of NXP800. Once a recommended dose is established, patients will be enrolled in additional cohorts to determine the clinical activity and further characterize the clinical profile of NXP800. The sample size for the dose escalation portion of the study will be driven by the emerging clinical data and is expected to be between 20-50 subjects. In the expansion stage of the Phase 1 study, we plan to enroll three cohorts of 12 – 15 subjects each. We plan to include OCCC or endometrioid ovarian carcinoma patients with the ARID1a mutation in these cohorts.
We anticipate submitting a CTA with the MHRA in the United Kingdom in the fourth quarter of 2021, to be followed by an IND application with the FDA. We expect to commence the Phase 1 dose-escalation study in the fourth quarter of 2021 in the U.K.
NXP900 Scientific Background
In August 2021 we licensed worldwide commercial rights to NXP900 from the UoE. NXP900 is a preclinical-stage, targeted-therapy, small molecule drug candidate designed to preferentially inhibit the SRC and YES 1 kinases. We expect to start the preclinical IND-enabling (or equivalent) studies for NXP900 in the fourth quarter of 2021. Following the IND-enabling studies, if successfully completed, we plan to submit an IND with the FDA, or an equivalent submission with a foreign agency, in order to begin a Phase 1 dose- escalation study of NXP900 in solid tumors. Subsequently, upon successful completion of the dose-escalation study, we plan to conduct a clinical trial to investigate NXP900 in solid tumors where the SRC and/or YES1 pathways are overactivated and implicated.
SRC as an anti-cancer target
SRC is aberrantly activated in many cancer types, including solid tumor cancers such as breast, colon, prostate, pancreatic and ovarian cancers, while remaining predominantly inactive in non-cancerous cells.

BUSINESS

Increased SRC activity is generally associated with late-stage cancers, metastatic potential and resistance to therapies, and correlates with poor clinical prognosis. Signaling pathways activated by SRC include proliferation, cell growth, cell migration and metastasis, and angiogenesis mediated by Phosphatidylinositide 3 Kinase (PI3K), Mitogen-Activated Protein Kinase (MAPK), Signal Transducer and Activator of Transcription 3 (Stat3), Interleukin (IL) 8, and Vascular Endothelial Growth Factor (VEGF) (see Figure 13).
Figure 13: Key oncogenic pathways activated by SRC kinase
Legend: Signaling pathways activated by SRC include proliferation, cell growth, cytoskeleton (cell migration and metastasis), and angiogenesis mediated by Phosphatidylinositide 3 Kinase (PI3K), Mitogen-Activated Protein Kinase (MAPK), Signal Transducer and Activator of Transcription 3 (Stat3), Interleukin (IL) 8, and Vascular Endothelial Growth Factor (VEGF)
SRC is a non-receptor tyrosine kinase and a widely studied member of the SRC family kinases (SFKs), which include LYN, FYN, LCK, HCK, FGR, BLK, FRK and YES. The SRC kinase, product of the first cellular proto-oncogene identified, emerged as a potential therapeutic target in the early 1980s. Predominantly inactive in non-cancerous cells, SRC is aberrantly activated in many cancer types, including breast, colon, prostate, pancreatic and ovarian cancers. Increased SRC activity is generally associated with late-stage cancers, metastatic potential and resistance to treatment, and correlates with poor clinical prognosis. Despite the vast amount of evidence gathered over the years and the approval of dasatinib and bosutinib, which act as dual SRC/ABL kinase inhibitors to treat chronic myelogenous leukemia and acute lymphoblastic leukemia, both hematologic (liquid) tumors, to date no SFK inhibitor has been approved for the treatment of SRC-active solid tumor malignancies.
Due to high structural similarities between their active sites, most inhibitors targeting SFK’s, including the approved drugs dasatinib and bosutinib, display equal potency against the nonreceptor tyrosine kinase ABL. While dual inhibition of ABL and SRC can be beneficial in the treatment of hematologic cancers, this polypharmacological profile is not desirable in the treatment of solid tumors, as several studies have found that inhibition of ABL leads to immuno suppressive effects. To date no kinase inhibitor has been approved for the treatment of SRC-active solid tumor malignancies.
NXP900’s Novel Mechanism of Action
SRC pathway activation is regulated by a switch between an inactive and active conformation. The inactive conformation of SRC family kinases is associated with lack of membrane binding, lack of phosphorylation of the activation loop, and characterized by a “closed conformation.” The active “open” conformation allows for the binding of SRC to signaling partners such as PI3K and FAK, thus enabling full activation of the pathway via SRC’s kinase catalytic activity and the scaffolding property.

BUSINESS

NXP900 is a targeted-therapy designed to preferentially inhibit the SRC and YES1 kinases. Unlike the approved and clinical-stage SRC kinase inhibitors, NXP900 induces and locks SRC in its native inactive conformation (see Figure 14), by inhibiting both the catalytic (enzymatic) and scaffolding functions, thus preventing phosphorylation and complex formation with its primary partners. NXP900 does not inhibit ABL, as in vivo data indicates no treatment related immunosuppression, potentially avoiding the immunosuppression associated with ABL inhibition. This is a potential advantage in the setting of solid tumors. The existing SRC inhibitor drugs only inhibit the catalytic functions of SRC, still enabling it to bind to its primary partners and remain partially active. Moreover, the existing SRC inhibitor drugs are also potent inhibitors of ABL resulting in immunosuppressive effects.
This unique mechanism of action, which leads to inactivation of the SRC kinase, has resulted in highly potent and selective pathway inhibition in vitro and in vivo (see table 5). In addition, treatment with NXP900 results in increased antitumor efficacy and tolerability in vivo in syngeneic murine cancer models and xenografts, demonstrating significant therapeutic advantages such as tumor growth, survival and duration of response over the approved multi-kinase SRC inhibitor dasatinib which is approved for the treatment of chronic myelogenous leukemia and acute lymphoblastic leukemia, both hematologic (liquid) tumors. In vivo, treatment with NXP900 inhibited primary and metastatic tumor growth in xenograft models of breast cancer and demonstrated on-target pharmacodynamic effects. Therefore, this novel mode of inhibiting SRC by NXP900 could lead to improved treatment of SRC-associated oncologic disorders and provides the potential to treat solid tumors for the first time with a SRC inhibitor.
Gene amplification of the site containing the YES1 gene has been reported in clinical samples in several tumors including lung, head and neck, bladder and esophageal cancers. Furthermore, it has been found that YES1 gene amplification is a key mechanism of resistance to EGFR or HER2 inhibitors. YES1-dependent oncogenic transformation has also been reported, suggesting that YES1 plays a key role in these solid tumors — The transforming ability of YES1 has been demonstrated via several experimental methods, for example down-regulating YES1 by short hairpin RNA (shRNA) significantly inhibited cell growth in several malignancies, including colon carcinoma, rhabdomyosarcoma, and basal-like breast cancer suggesting YES1 may play a key role in these solid tumors.
NXP900 has been shown to inhibit the YES1 kinase in preclinical models, providing an additional target for pharmacological inhibition by NXP900 of a biologically-relevant target in various cancer types, some of which may rely on both the SRC and YES1 pathways for their advantage. There are no selective YES1 inhibitors that are FDA approved or currently in clinical development. We plan to conduct in vivo studies to better understand the effects of YES1 inhibition in solid tumors driven by YES1 overexpression or gene amplification.
Figure 14: Novel mechanism of action leading to superior selectivity and higher potency preclinically compared to other SRC inhibitors

BUSINESS

Legend: Complete activation of the SRC pathway requires both catalytic activity and scaffolding of its signal transduction partners in its active conformation (middle image).NXP900 locks SRC in its inactive conformation (left image) by inhibiting both the catalytic activity of SRC and its ability to bind to its signal transduction partners.Other SRC inhibitors, including dasatinib, only inhibit the catalytic activity of SRC while locking it in its active conformation (right image) thereby only partially inhibiting the SRC pathway.
NXP900 preclinical proof of concept — In Vitro
NXP900 is active against the catalytic activity of SRC in vitro in subnanomolar concentrations. NXP900 requires concentrations approximately three orders of magnitude (X1000) greater to inhibit ABL, rendering it not an ABL inhibitor (Table 5).
In cells, NXP900 reduces SRC binding to its partner FAK. Notably, the SRC/ABL inhibitor dasatinib (known to bind SRC in its active conformation) induces precisely the opposite effect. These results provide convincing evidence that NXP900 and dasatinib bind and promote different conformations in SRC whereby NXP900 inhibits both SRC kinase catalytic activity and its scaffolding functions. Further, it has been recently reported that SRC inhibitors such as dasatinib are allosteric facilitators of SRC conformational activation, and may actually enhance SRC-FAK complex formation and increase FAK autophosphorylation, leading to activation of signaling via SRC, whereas treatment with NXP900 is not expected to lead to such paradoxical activation.
The kinase inhibitors approved or in clinical development that target SRC activity are examples of non-selective, promiscuous inhibitors targeting many kinases in addition to SRC and its most closely related family members, often resulting in undesirable off-target effects. Preclinically, NXP900 is a potent and selective inhibitor of SRC and YES1 as demonstrated in a standard kinase panel (Table 5). In addition, co-crystal structure analysis reveals that NXP900 induces and stabilizes the native inactive conformation of the SRC kinase domain as shown in Figure 14. The absence of SRC inhibitors displaying this mode of binding combined with the benefits of targeting the inactive SRC kinase conformation make this a unique property. which could prove advantageous clinically compared to other SRC inhibitors.
Table 5: NXP900 exhibits improved selectivity in vitro compared to dasatinib (IC50 values calculated in nM)
Kinase	NXP900	Dasatinib
SRC	0.5	0.5
YES	0.5	0.5
c-Abl	479	0.5
c-Kit	>104	39
PDGFRa	>104	9.9
RET	>104	433
NXP900 preclinical proof of concept — In Vivo
NXP900 demonstrated robust antitumor activity in mouse models of triple negative breast cancer. A head-to-head comparison of efficacy between NXP900 and dasatinib demonstrated the superior antitumor potential of NXP900. This was considered to be, in part, because of the differential impact of treatment on the immune system between dasatinib and NXP900, where it is known that dasatinib causes immune suppression whereas NXP900 in this study demonstrated pro-immune response, which is considered advantageous in the setting of solid tumors treatment.
NXP900 mediated very potent in vivo antitumor activity in murine triple negative breast cancer models, against primary tumors and bone metastases, regardless of the mouse strain used (Figure 15). Moreover, significant differences emerge in the post-treatment period: mice with an intact immune system are capable

BUSINESS

to control tumor growth beyond the treatment phase, whereas tumor relapse occurs in immunosuppressed mice as soon as the animals are off treatment. Emulating the results of NXP900 in immunosuppressed mice, dasatinib elicits a strong anticancer effect in immunocompetent mice during the treatment phase, but tumor growth accelerates immediately after halting the treatment (Figure 16). The post-treatment antitumor effect observed in the NXP900-treated arm (importantly, 25% of mice remained tumor-free after the initial treatment phase) along with the higher response of most mice to the second treatment phase, resulted in significantly superior survival of the animals treated with NXP900 relative to dasatinib (Figure 16). Post-mortem analysis of the animals revealed smaller spleens in the dasatinib-treated group than in those treated with vehicle or NXP900. Notably, this effect was also observed in a short-term study (5 daily doses). Taking into consideration that normal splenic histology was observed in all the treatment groups, dasatinib’s effects are consistent with spleen hypoactivity. This is relevant because a reduction of tumor-fighting effector cells can affect the capacity of the adaptive immune system to respond to the cancer threat. This is also supported by the histological analysis of the tumors, which revealed a higher presence of peritumoral lymphocytes and CD3+ cells in the NXP900-treated mice compared to the dasatinib group and the vehicle control. The overall pro-immune effects of NXP900 may be associated with its high selectivity over kinases that are targeted by dasatinib. Dasatinib has shown broad immunosuppressive effects, which have been found to benefit CML patients by reducing regulatory T cells. However, this also results in the suppression of cytotoxic T cell function and myelosuppression, a potential disadvantage to treat solid malignancies in humans as demonstrated in the immunocompetent mice (Figure 16).
Based on its in vivo potency and tolerability and novel mechanism of action, we believe that NXP900 represents an important drug candidate for the treatment of SRC and YES1 associated oncologic disorders.
Figure 15: Potent in vivo antitumor activity of NXP900 in murine triple negative breast cancer models, against primary tumors and bone metastases

Immunocompetent FVB mice
d
Treatment
Tumor volume (cm^3)
1.0
0.8
0.6
0.4
0.2
0.0
-7
0
7
14
21
28
35
42
49
Days
g
Treatment
Vehicle
NXP900
BLI hind legs (% day 0)
1,000,000
100,000
10,000
1,000
100
10
0
7
14
21
28
35
42
49
56
63
Days
Vehicle
NXP900
e
Immunocompromised CD1 mice
Treatment
Tumor volume (cm^3)
1.0
0.8
0.6
0.4
0.2
0.0
-7
0
7
14
21
28
35
Days
f
Tumor volume (cm^3)
0.6
0.4
0.2
0.0
ns
**
Day 28
Day 39
FVB
CD1
h
BLI hind legs (% day 0)
4000
3000
2000
1000
0
**
Vehicle
eCF506
Day 7
i
1.5e04
1.5e05
Vehicle
NXP900
Day 7

Legend: (d,e) tumor growth inhibition of a MetBo2 breast cancer model in (d) immunocompetent FVB mice and (e) immunocompromised CD-1 mice treated orally daily for 28 d with NXP900 (40 mg/Kg) or vehicle. (f) Tumor volumes at days 28 and 39 in FVB vs. CD1 mice treated with NXP900. (g-i) Metastasis inhibition by NXP900 in a breast cancer bone metastasis model (40 mg/Kg or vehicle). (g) Percentage bioluminescence

BUSINESS

imaging (BLI) in left and right hind legs. Animals were monitored for 63 d. (h) Comparative analysis of % BLI between groups at day 7. (i) Bioluminescence tomography images of two representative mice from each group at day 7.
Figure 16: NXP900 inhibited tumor growth in an orthotopic model of triple negative breast cancer (TNBC) in immunocompetent animals, showing superiority vs dasatinib, and a substantial long-term effect after treatment completion.

a
28d treatment
Tumor volume (cm³)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
Days
Vehicle
Dasatinib (20 mg/Kg, QD)
No treatment
NXP900 (40 mg/kg QD)
No treatment
b
Tumor volume (cm³)
0.6
0.4
0.2
0.0
-0.2
ns
**
****
Day 14
Day 28
Day 35
Dasatinib
NXP900
c
Survival (%)
100
50
0
Days
0
50
100
150
Vehicle
Dasatanib
NXP900
***
**

Legend: A,B) Comparative analysis of tumor volumes vs dasatinib; C) Kaplan-Meier Survival analysis.
Preclinical Data of NXP900 in Medulloblastoma
Medulloblastoma is a rare brain cancer (with an annual incidence of approximately 500 in the U.S.) that affects mostly pediatric patients. While rare, it is the most common pediatric brain tumor, with most of the incidences among children occurring before the age of five. This disease spreads rapidly, and by the time of diagnosis, as many as 40% of patients carry metastases and have a poor prognosis for survival. Metastatic disease and tumor recurrence are responsible for the lack of improvement in survival rates over the past decades. In addition, survivors frequently face treatment-related adverse effects.
Out of the four identified subtypes, group 4 is the most prevalent biological subtype, comprising approximately 40% of all medulloblastoma patients. Recent studies have identified aberrant ERBB4-SRC signaling pathway as the hallmark of group 4 patients, indicating the SRC kinase as a potential therapeutic target in this most common medulloblastoma subgroup.
In a PK study, NXP900 was shown to cross the blood-brain barrier in mice, in concentrations that exceeded the levels required to inhibit SRC in vitro with NXP900. This data supports the further exploration of NXP900 in the treatment of group 4 medulloblastoma. We plan to conduct additional preclinical testing of NXP900 to better understand the potential therapeutic effect of NXP900 in this indication.
Our Strategy
We have a mission-driven strategy to build a global biopharmaceutical company through the identification, licensing, development, and commercialization of therapeutics to address unmet medical needs in oncology,

BUSINESS

with an initial focus on OCCC and endometrioid ovarian carcinoma patients. We intend to leverage our core competencies of target selection, drug profiling and clinical and regulatory execution to build a pipeline of product candidates targeting cancers driven by genetic alterations. The key elements driving our business strategy include:
➢
establishing a leadership position in targeted oncology therapeutics, targeting the inhibition of the HSF1 pathway utilizing the ARID1a mutation as a biomarker;

➢
advancing our lead product candidate, NXP800, through clinical development towards regulatory approval in OCCC and endometrioid cancers;

➢
maximizing the therapeutic potential for NXP800 by leveraging preclinical data in additional tumor types harboring the ARID1a mutation, both as a monotherapy and in possibly in combination with other approved therapies;

➢
positioning NXP900 as a differentiated SRC kinase inhibitor with improved therapeutic activity in solid tumors compared to the existing SRC kinase inhibitors;

➢
maximizing the therapeutic potential of NXP900 by generating additional preclinical data to highlight the benefits of YES1 inhibition;

➢
deploying our differentiated and proven business development expertise to further expand our targeted oncology pipeline for patients with unmet medical needs; and

➢
evaluating opportunities to accelerate development timelines and enhance the commercial potential of our programs in collaboration with third parties, including potential ex-U.S. collaboration opportunities.

Intellectual Property
We strive to protect the proprietary technologies that we believe are important to our business, including pursuing, obtaining and maintaining patent protection intended to cover the composition of matter of our current or future product candidates, including NXP800, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.
As with other biotechnology companies, our commercial success depends in part upon our ability to: obtain, maintain, enforce, and protect our patent, intellectual property, and other proprietary rights for our current or future product candidates and other commercially important technologies, inventions, improvements, and know-how related to our business; defend and enforce our intellectual property, in particular, any patent rights that we may own or in-license;, prevent others from infringing any patents we may own or in-license; preserve the confidentiality of our trade secrets; and operate without infringing the valid and enforceable intellectual property and proprietary rights of third parties.
Our ability to maintain and solidify our proprietary and intellectual property position for our current or future product candidates and technologies depends on our success in obtaining effective patent claims and enforcing those claims if granted. However, our current patent applications and any patent applications that we may in the future file or license from third parties may not result in the issuance of patents, and any issued patents we may obtain may not guarantee us the right to practice our technology in relation to the commercialization of our products. We also cannot predict the breadth of claims that may be allowed or enforced in any patents we may own or in- license in the future.
The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific, and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any issued patents that we may own or in-license in the future may be challenged, invalidated, circumvented, or have the scope of their

BUSINESS

claims narrowed. Furthermore, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance.
Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. As a result, we cannot guarantee that any of our current or future product candidates will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented or invalidated by third parties. We cannot be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States that also claim technology or therapeutics to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us, which is highly unpredictable. In addition, because of the extensive time required for clinical development and regulatory review of any current or future product candidate we may develop, it is possible that, before any current or future product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide.
As of May 19, 2021, we licensed one patent family covering the composition of matter for NXP800, which includes two issued U.S. patents covering the composition of matter for NXP800, as well as methods of using and making NXP800. Composition of matter patents in this family have also been issued in other major markets, including Australia, Brazil, China, India, Israel, Mexico, Russia, Singapore, the E.U. and Japan. The statutory expiration for patents in this family is October 2034, without taking into account any possible patent term extension, where applicable. We licensed a patent family directed to additional compounds, structurally distinct from NXP800, that modulate HSF1. This patent family is granted in the U.S. and has a statutory expiration of April 2036. We have also licensed a patent family pending in the U.S. and Europe directed to deuterated compounds that modulate HSF1. Any patent that grants from this family would have a statutory expiration of October 2037. We intend to pursue additional patent protection for NXP800 relating to methods of use and related technologies that we consider important to our business.
As of August 26, 2021, we licensed one patent family covering the composition of matter for NXP900, which includes one U.S. patent covering the composition of matter for NXP900, as well as patents and patent applications issued/pending in major markets, including the E.U. and Japan. The statutory expiration for patents in this patent family is April 2036, without taking into account any possible patent term extension, where applicable. We have also licensed a patent family directed to a metabolite of NXP900, filed as a priority application August 2021. Any patent that grants from this family would have a statutory expiration of August 2042.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non- provisional patent application. In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent applicable to an approved drug is eligible for extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering NXP800 and NXP900, may or will be entitled to patent term extensions. If our current or future product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover any approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available; however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.
In addition to patent protection, we also rely on trade secret protection for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection, including certain aspect

BUSINESS

of our manufacturing processes. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our confidential information, as well as entering into non-disclosure and confidentiality agreements with our employees, consultants, independent contractors, advisors, contract manufacturers, CROs, hospitals, independent treatment centers, suppliers, collaborators and other third parties, such parties may breach such agreements and disclose our proprietary information including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”
NXP800 License Agreement
In May 2021, we entered into a worldwide, exclusive license agreement with the CRT Pioneer Fund (“CRT”) for NXP800 and any of its derivatives (collectively, the “NXP800 Program”). NXP800 is a small molecule product candidate that we believe can be applied to a broad range of cancers.
Prior to Nuvectis, CRT was the commercial owner of the NXP800 Program which it acquired from the ICR. The ICR is a world-renowned research institute focused on the discovery and preclinical development of cancer therapeutics.
Pursuant to the license agreement, we have an obligation to pay success-based milestones and royalties to CRT, as follows:
➢
pre-approval milestone payments of up to approximately $26.5 million including an upfront payment of $3.5 million which has already been paid;

➢
regulatory approval and commercial sales milestones of up $178 million; and

➢
mid-single digit to 10% royalties on a tiered basis on net sales.

In addition, in connection with the licensing agreement, we intend to provide ICR with up to an additional $500,000 research and development support over the next 18 months to conduct additional scientific research and preclinical testing for certain indications that we select in connection with the NXP800 Program. We own an exclusive license to intellectual property rights developed in the collaboration, to research, develop and commercialize products resulting from the collaboration.
License Term
The license will remain in effect in each territory subject to the license and will continue until our obligation to pay royalties in such territory has expired. The royalty term for each licensed product in each country commences with the first commercial sale of the applicable licensed product in the applicable country and ending on the expiration of the last to expire of any patent specified by the license (with the key composition of matters patent expiring October 2034) or the expiration of any extended exclusivity period in the relevant country. CRT may earlier terminate the license if we, or any of our affiliates or sub-licensees, challenge or seek to challenge the validity of any of the licensed patents or upon a change of control in which we become controlled by a Tobacco Party, as such term is defined in the license. Either party may terminate the license upon material breach by the other party, and upon the appointment of a receiver or upon a winding-up order or similar or equivalent action.
NXP900 License Agreement
In August 2021, we entered into a worldwide, exclusive license agreement with the UoE for NXP900 and any of its derivatives (collectively, the “NXP900 Program”). Discovered at the UoE, NXP900 is a targeted therapy, small molecule SRC and YES1 kinase inhibitor product candidate that we believe can be applied to a broad range of cancers.

BUSINESS

Pursuant to the license agreement, we have an obligation to pay success-based milestones and royalties to the UoE, as follows:
➢
pre-approval milestone payments of up to approximately $49.5 million including an upfront payment of $3.5 million which has already been paid;

➢
regulatory approval and commercial sales milestones of up $279.5 million;

➢
mid-single digit to 8% royalties on a tiered basis on net sales; and

➢
2.5% of the gross amount of each Nuvectis fundraising, including this offering, up to an aggregate total of $3.0 million.

In addition, in connection with the licensing agreement, we intend to provide the UoE with up to an additional £580,000 in research and development support over the next 18 months to conduct additional scientific research and preclinical testing for certain indications that we select in connection with the NXP900 Program. We own an exclusive license to intellectual property rights developed in the collaboration, to research, develop and commercialize products resulting from the collaboration.
License Term
The royalty term for each licensed product in each country is the period commencing with first commercial sale of the applicable licensed product in the applicable country and ending on the expiration of the last to expire of any patent specified by the license (statutory expiration for the NXP900 patent family is April 2036), or the expiration of any extended exclusivity period in the relevant country. We may terminate the license if we determine that it is not scientifically or commercially viable to research, develop, or commercialize the licensed products which are the subject of the license agreement. UoE may terminate the agreement if we: (i) cease to carry on the business regarding the treatment, prevention and/or diagnosis of human diseases; (ii) discontinue the development of the licensed products which are the subject of the license; (iii) dispose of our assets or business in whole or in material part; (iv) challenge the validity, ownership, or enforceability of the exclusively licensed technology; (v) contest the secret or substantial nature of certain know-how subject to the license; or (vi) breach certain diligence obligations or fail to pay any amount due under the license within a specified time frame.
Competition
Our industry is intensely competitive and subject to rapid and significant technological changes. We face competition with respect to our current product candidates, and will face competition with respect to future product candidates, from segments of the pharmaceutical, biotechnology and other related markets. For example, there are several companies that are developing drugs for various types of ovarian cancer, including Immunogen Therapeutics and Constellation Pharma. Of note, in May 2021 Constellation Pharma (acquired by Morphosys, June 2021), has disclosed patient recruitment commencing in May 2021 in a phase 2 expansion cohort for CPI-0209, a small molecule inhibitor of Enhancer of Zeste Homolog 2 (“EZH2”) in patients with relapsed urothelial carcinoma, relapsed OCCC, and relapsed endometrial carcinoma all with known ARID1A mutations.
In the SRC/YES1 space Dasatinib (SPRYCEL®) and bosutinib (BOSULIF®) are multikinase inhibitors that also target Abl and SRC and are approved in Philadelphia chromosome-positive chronic myeloid leukemia (CML) and Philadelphia chromosome-positive acute lymphoblastic leukemia (ALL), both hematological malignancies. These two compounds have been extensively tested in solid tumors demonstrating only minor clinical activity. Sarcatinib is an inhibitor of the SRC/ABl family of kinases. It was originally developed by AstraZeneca for various types of cancer, but discontinued in Phase 2 for lack of sufficient efficacy.
Turning Point Therapeutics (Turning Point) is developing TPX-0022, a MET/SRC/CSF1R inhibitor which is currently being studied in a Phase 1 trial of patients with advanced or metastatic solid tumors harboring MET genetic alterations. The simultaneous inhibition of MET, SRC and CSF1R kinases has been reported

BUSINESS

by Turning Point as a key component of the target product profile, and Turning Point has described the program as a strategy for the treatment of MET-driven solid tumors, an area that does not overlap with our development strategy.
Turning Point is also developing TPX-0046, a RET kinase inhibitor that can also inhibit other kinases including SRC family members, YES1, ABl, TRK and JAK2. TPX-0046 is being evaluated in an ongoing Phase 1/2 clinical trial for the treatment of advanced solid tumors with RET gene alterations, an area that does not overlap with our development strategy.
Our competitors may obtain regulatory approval of their products more rapidly than us, or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our current or future product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly, or have a better safety profile than our products; and these competitors may also be more successful than us in manufacturing and marketing their products.
In addition, we may need to develop our current or future product candidates in collaboration with diagnostic companies, and we will face competition from other companies in establishing these collaborations. Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy, or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our current or future product candidates, if any, are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with, or as an adjunct to, these therapies, our current or future product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if any of our current or future product candidates are approved, they will be priced at a significant premium over competitive generic and branded generic products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our current or future product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our current or future product candidates progress through clinical development.
The acquisition or licensing of pharmaceutical products is also very competitive. If we seek to acquire or license products, we will face substantial competition from a number of more established companies, some of which have acknowledged strategies to license or acquire products and many of which are bigger than us and have more institutional experience and greater cash flows than we have. These more established companies may have competitive advantages over us, as may other emerging companies taking similar or different approaches to product licenses and/or acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines, which may provide those companies with an even greater competitive advantage.
Manufacturing
We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on a third-party manufacturers including a single-manufacturer to make the NXP800 drug substance and a single-manufacturer to make the NXP800 drug product. With respect to NXP900, to date, the drug substance has been manufactured by a non-GMP manufacturer for research purposes at lab scale. We will need to identify a third-party manufacturer(s) for the production of NXP900 drug substance and drug product.

BUSINESS

We plan to continue to rely on third party manufacturers for the supply of NXP800 and NXP900, for manufacture of future additional product candidates, for preclinical testing as well as for clinical trials and commercial manufacture if our current or future product candidates receive marketing approval.
Commercialization
Subject to receiving marketing approvals, we expect to commence commercialization activities by building a focused sales and marketing organization in the United States to sell our products. We believe that such an organization will be able to address the community of oncologists who are the key specialists in treating the patient populations for which our current or future product candidates are being developed. Outside the United States, we expect to enter into distribution and other marketing arrangements with third parties for any of our current or future product candidates that obtain marketing approval.
We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine.
Government Regulation
Government regulation of drugs in the United States
The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, contract research organizations and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial requirements of the FDA, as well as of any other governing regulatory agency of the countries in which we wish to conduct studies or seek approval of our current or future product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.
In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act and its subsequent enactments, its implementing regulations, and other laws. Our product candidates have not been approved by the FDA for marketing in the United States. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, the issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.
The process required by the FDA before a product candidate is approved as a drug for therapeutic indications in the United States generally involves the following:
➢
completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

➢
submission to the FDA of an IND application;

➢
approval by an institutional review board (“IRB”) or independent ethics committee at each clinical trial site before each trial may be initiated;

BUSINESS

➢
performance of adequate and well-controlled clinical trials in accordance with applicable FDA regulations commonly referred to as good clinical practice (“GCP”) requirements and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the investigational product for each proposed indication;

➢
submission of a NDA to FDA for marketing approval that includes sufficient evidence to establish the safety and effectiveness of the proposed drug product for its intended indication, including from results of nonclinical testing and clinical trials;

➢
a decision by the FDA to accept the NDA for review, and initiate a scientific review;

➢
satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with current good manufacturing practice (“cGMP”) requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality, and purity;

➢
potential FDA inspection of the clinical trial sites that generated the data supporting the NDA;

➢
payment of user fees for FDA review of the NDA

➢
review of the product candidate by an FDA advisory committee, where appropriate or if applicable; and

➢
FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for our current or future product candidates will be granted on a timely basis, if at all.
Preclinical and clinical trials for drugs
Before testing any drug in humans, a product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and address use concerns. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GCP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND application. An IND application is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA unless the FDA raises concerns or questions about any portion of the IND application and imposes a clinical hold. In such a case, the IND sponsor and the FDA need to resolve any outstanding concerns before the clinical trial can begin. Submission of an IND application may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND application. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.
The clinical stage of development involves the administration of a product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND application. Furthermore, an IRB representing each institution that is participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must thereafter conduct a continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and

BUSINESS

informed consent information to be provided to clinical trial subjects. An IRB must operate in compliance with FDA regulations.
Information about certain clinical trials, including details of the protocol and eventually study results, also must be submitted within specific timeframes to the National Institutes of Health for public dissemination on the ClinicalTrials.gov data registry. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have signaled the government’s willingness to begin enforcing those requirements against non-compliant clinical trial sponsors.
A sponsor who wishes to conduct a clinical trial outside of the United States may obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor must submit data from the clinical trial to the FDA in support of an NDA. The FDA may accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.
Clinical development of product candidates to support NDAs are typically conducted in three sequential phases, which may overlap:
➢
Phase 1:   The investigational product is initially introduced into healthy human volunteers. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism, excretion and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of efficacy. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

➢
Phase 2:   This phase typically involves administration of the investigational product to a limited patient population with a specified disease or condition to determine optimal dosages, dosage tolerance and dosing schedule, to identify possible adverse side effects and safety risks, and to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases.

➢
Phase 3:   This phase typically involves administration of the investigational product to an expanded patient population to provide significant evidence of clinical efficacy and to further test for safety, generally at multiple and often geographically dispersed clinical trial sites. These clinical trials are intended to provide the primary basis for the overall risk/benefit ratio of the investigational product and to enable regulatory decision-making of product approval and physician labeling. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events, or SAEs, occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval

BUSINESS

of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, GCP, or other IRB requirements or if the drug has been associated with unexpected serious harm to patients.
Concurrent with clinical trials, additional animal studies are often completed and additional information about the chemistry and physical characteristics of the product candidate, including finalization of the process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements is generated. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
Marketing Approval in the United States
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. Under federal law, the fee for the submission of an NDA for which clinical data is substantial (for example, for FY2021 this application fee exceeds $2.8 million), and for which the sponsor of an approved NDA is also subject to an annual program fee, is currently more than $300,000 per program. These fees are typically adjusted annually, but exemptions and waivers may be available under certain circumstances.
The FDA performs a preliminary review of the NDA within 60 days of receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether an application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.
If the NDA is filed, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, for original NDAs, the FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. For all new molecular entity, or NME, NDAs, the ten and six-month time periods run from the filing date; for all other original applications, the ten and six-month time periods run from the submission date. Despite these review goals, it is not uncommon for FDA review of an NDA to extend beyond the goal date. The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the new drug product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

BUSINESS

The FDA also may require submission of a Risk Evaluation and Mitigation Strategies (“REMS”) plan to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug product. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve an NDA without a REMS, if required.
The FDA may refer any NDA to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved, and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the new drug product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.
After evaluating the NDA and all related information, the FDA may issue an approval letter or a complete response letter (“CRL”). An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A CRL generally contains details on specific conditions that must be met to support approval of the NDA, often requiring additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when the conditions identified in the CRL have been met to the FDA’s satisfaction, the FDA may issue an approval letter.
If a product receives regulatory approval from the FDA, the approval is limited to the conditions of use (e.g., patient population, indication) described in the application. Further, depending on the specific risk(s) to be addressed, the FDA may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Orphan drug designation and exclusivity
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, but there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing

BUSINESS

exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances. However, competitors may receive approval of different therapeutic product candidates for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Expedited development and review programs
The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.
A new drug is eligible for fast track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need for such disease or condition. Fast track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review of a marketing application once a marketing application is filed, meaning that the agency may review portions of the application before the sponsor submits the complete application, as well as priority review, discussed below. In addition, a new drug may be eligible for breakthrough therapy designation if it is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation provides all the features of fast track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval of their respective marketing applications.
Finally, the FDA may designate a product for priority review if it is a drug or biologic that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for a new molecular entity NDA from the date of filing.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

BUSINESS

Pediatric information and pediatric exclusivity
Pediatric exclusivity is a type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a written request does not require the sponsor to undertake the described studies.
Post-approval requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or an NDA supplement, which may require the development of additional data or preclinical studies and clinical trials. The FDA may also impose a number of post-approval requirements as a condition of approval of an NDA.
In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution.
Once an approval or clearance of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:
➢
restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

➢
safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

➢
fines, warning letters or holds on post-approval clinical trials;

➢
refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

BUSINESS

➢
product seizure or detention, or refusal to permit the import or export of products;

➢
injunctions or the imposition of civil or criminal penalties; and

➢
consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

Other regulatory matters
Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.
Other healthcare laws
Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations. For a description of these risks, please see the section entitled “Risk Factors.”
Insurance coverage and reimbursement
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for the product. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician

BUSINESS

utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.
The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Current and future healthcare reform legislation
The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our current or future product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, was intended to modernize the regulation of drugs and devices and to spur innovation, but its ultimate implementation is uncertain. Legislative proposals continue to be discussed in the U.S. Congress as potentially leading to a future “Cures 2.0” bill that is expected to have bipartisan support. In addition, in August 2017, the FDA Reauthorization Act was signed into law, which reauthorized the FDA’s user fee programs and included additional drug and biological product provisions. The next legislative reauthorization must be completed in 2022, which has the potential to make further changes to FDA authorities or policies pertaining to biopharmaceutical products. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
In recent years, there has been heightened governmental scrutiny over the manner in which biopharmaceutical manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for pharmaceutical products. Congress and the executive branch have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs, making this area subject to ongoing uncertainty.
At the state level in the United States, legislatures have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional federal, state, and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services,

BUSINESS

which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.
Other U.S. environmental, health and safety laws and regulations
We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.
Government regulation of drugs outside of the United States
To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products. For instance, in the European Economic Area (“EEA”) (comprised of the 28 EU Member States plus Iceland, Liechtenstein and Norway), medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.
➢
Centralized procedure:   If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opining of the European Medicines Agency’s (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”) the European Commission issues a single marketing authorization valid across the EEA. The centralized procedure is compulsory for human medicines derived from biotechnology processes or advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA (marketing authorization application) by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops.

➢
National authorization procedures:   There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

BUSINESS

➢
Decentralized procedure — Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

➢
Mutual recognition procedure — In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In the EEA, new products for therapeutic indications that are authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the United States. In the EEA a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no marketing authorization application shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same indication. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.
Similar to the United States, the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

BUSINESS

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the Clinical Trials Directive 2001/20/EC and will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each European Union Member State is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will come into effect following confirmation of full functionality of the Clinical Trials Information System, the centralized European Union portal and database for clinical trials foreseen by the new Clinical Trials regulation, through an independent audit, which is currently expected to occur in December 2021.
In addition, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EEA, including personal health data, is subject to the General Data Protection Regulation 2016/679 (“GDPR”), which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.
There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. Additionally, if we utilize third party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.
Payment and reimbursement
Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries

BUSINESS

attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
Brexit
On June 23, 2016, the United Kingdom (“UK”) held a referendum in which a majority of voters approved an exit from the EU (“Brexit”). After nearly years of negotiation and political and economic uncertainty, the UK’s withdrawal from the EU became effective on January 31, 2020. There was a transitional period, during which EU laws, including pharmaceutical laws, continued to apply in the UK, however this ended on December 31, 2020. The UK and EU have signed an EU-UK trade and cooperation agreement (EU-UK Trade and Cooperation Agreement), which became provisionally applicable on January 1, 2021 and will become formally applicable once ratified by both the UK and the EU. This agreement provides details on how some aspects of the UK and EU’s relationship regarding medicinal products will operate, particularly in relation to GMP, however there are still many uncertainties. Many of the regulations that now apply in the UK following the transition period (including financial laws and regulations, taxes, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, medicine approval and regulations, immigration laws and employment laws), will likely be amended in future as the UK determines its new approach, which may result in significant divergence from EU regulations. This lack of clarity on future UK laws and regulations and their interaction with the EU laws and regulations increases our regulatory burden of operating in and doing business with both the UK and the EU.
The long-term effects of Brexit will depend, in part, on how the EU-UK Trade and Cooperation Agreement, and any future agreements signed by the UK and the EU, take effect in practice. Such a withdrawal from the EU is unprecedented, and it is unclear how the restrictions on the UK’s access to the European single market for goods, capital, services and labor within the EU and the wider commercial, legal and regulatory environment, could impact our current and future operations and clinical activities in the UK.
We may also face new regulatory costs and challenges that could have an adverse effect on our operations as a result of Brexit. Since the regulatory framework in the UK covering quality, safety and efficacy of medicinal products, clinical trials, marketing authorization, commercial sales and distribution of medicinal products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime with respect to the approval of any of our product candidate or future product candidates in the UK. For instance, the UK will now no longer be covered by the centralized procedure for obtaining EEA-wide marketing and manufacturing authorizations from the EMA for medicinal products and a separate process for authorization of drug products will be required in the UK. For a period of two years from January 1, 2021, the MHRA may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a UK marketing authorization, however a separate application will still be required. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would delay or prevent us from commercializing our current or future product candidates in the UK and could restrict our ability to generate revenue from that market.
We expect that, now the transition period has expired, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replicate or replace, including those related to the regulation of medicinal products. Any of these effects of Brexit, and others we cannot anticipate, could negatively impact our business and results of operations in the UK.
The uncertainty concerning the UK’s legal, political and economic relationship with the EU following Brexit may also be a source of instability in the international markets, create significant currency fluctuations,

BUSINESS

and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).
Employees and Human Capital Management
As of September 17, 2021, we had 4 full-time employees. Additionally, we have retained and may retain in the future, a number of expert consultants and vendors that help navigate us through and execute the different aspects of our business. We consider our relationship with our employees to be good and have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded our business operations. None of our employees are represented by labor unions or covered by collective bargaining agreements.
Our human capital management objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our new and existing employees. The principal purpose of our equity incentive plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based bonus awards.
Facilities
We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.
Legal proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows. However, there is no certainty that any such future litigation that may arise would not have a material financial impact on our business. As of the date of this prospectus, we were not a party to any material legal matters or claims.

MANAGEMENT
The following table sets forth information about our directors, executive officers and other senior management as of September 17, 2021.
Executive Officers and Directors
The following table sets forth certain information about our directors and executive officers.

Name	Age	Position
Ron Bentsur	56	Chairman, Chief Executive Officer and President
Enrique Poradosu	55	Executive Vice President, Chief Scientific and Business Officer
Shay Shemesh	38	Executive Vice President, Chief Development Officer
Uri Ben-Or	51	Interim Chief Financial Officer, Consultant
Kenneth Hoberman	56	Director
Matthew Kaplan	54	Director
James F. Oliviero	45	Director
Executive Officers and Senior Management
Ron Bentsur (56), Co-Founder, Chairman, Chief Executive Officer and President of Nuvectis, has 20 years of senior leadership experience in the biotechnology industry. He served as CEO of UroGen Pharma, Inc. (NASDAQ: URGN) from August 2015 until January 2019, and as CEO of Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX, acquired by Akebia Therapeutics) from May 2009 until May 2015. At UroGen and Keryx, Mr. Bentsur led the clinical development, regulatory approvals and the commercial infrastructure buildouts for the US commercial launches of Jelmyto and Auryxia, respectively. Mr. Bentsur also led the establishment of a successful worldwide partnership for an earlier-stage program at UroGen and an ex-US development partnership for Auryxia at Keryx. Mr. Bentsur served as CEO of XTL Biopharmaceuticals, Inc. (NASDAQ: XTLB) from January 2006 until April 2009 and as Investor Relations and CFO of Keryx from October 2000 until January 2006. Mr. Bentsur worked as an investment banker in NYC and Tel Aviv, Israel, from 1994 until 2000. Mr. Bentsur served as a member of the Board of Directors of Stemline Therapeutics, Inc. from 2009 through the approval and launch of Elzonris® and through the subsequent acquisition of the company by Menarini in June 2020, and serves on the Board of Directors of Beyond Air, Inc. (NASDAQ: XAIR). Mr. Bentsur holds a BA in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an MBA (Magna Cum Laude), from New York University’s Stern School of Business. Mr. Bentsur has been selected to serve on our Board of Directors based on his years of experience in the biotechnology industry and extensive management experience.
Enrique Poradosu, PhD (55), Co-Founder, Executive Vice President, Chief Scientific and Business Officer of Nuvectis, has 20 years of senior scientific leadership experience in the biotechnology industry. From January 2016 until December 2020, he served as SVP, Business and Scientific Strategy at Stemline Therapeutics, Inc. (NASDAQ: STML, acquired by Menarini in June 2020). At Stemline Dr. Poradosu led the licensing and scientific strategy of the company’s pipeline, as well as directly leading strategic planning and operational execution of the early-stage drug development programs. Prior to that, Dr. Poradosu served as VP Business and Scientific Strategy at Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX), acquired by Akebia Therapeutics (NASDAQ: AKBA)), from 2003 until 2016. From 1998 until 2003, Dr. Poradosu served as a project manager at a private biomedical incubator. Dr. Poradosu holds a BSc in Chemistry and Biology with distinction from the Hebrew University of Jerusalem, Israel and a PhD in Biochemistry, from the Hebrew University of Jerusalem.

MANAGEMENT

Shay Shemesh (38), Co-Founder, Executive Vice President, Chief Development Officer of Nuvectis, has 14 years of multi-disciplinary experience in drug development. From 2015 until 2020, he served as SVP, Clinical and Regulatory Affairs at Stemline Therapeutics, Inc. (NASDAQ: STML, acquired by Menarini in June 2020) where he led multi-disciplinary development teams in early and late-stage projects. In this role, Mr. Shemesh held responsibilities for the strategic planning and operational execution of the Elzonris® Biologics License Application, with the FDA and Marketing Authorization Application with EMA, resulting in the approval of Elzonris™ in both regions for the treatment of blastic plasmacytoid dendritic cell neoplasm, an orphan hematologic malignancy. Prior to that, Mr. Shemesh was a clinical operations lead at Keryx Biopharmaceuticals (NASDAQ: KERX, acquired by Akebia Therapeutics (NASDAQ: AKBA)), where he managed the late-stage clinical trials for Auryxia™ for the treatment of anemia in patients with non-dialysis CKD, which led to the approval of Auryxia in this indication in the US and the EU. Mr. Shemesh holds a BSc and MSc in Biotechnology from Bar Ilan University in Israel.
Uri Ben-Or (51), Interim Chief Financial Officer of Nuvectis, has over 20 years of broad experience in corporate finance, accounting, M&A transactions, initial public offerings and operations. He specializes in public life science companies whose securities are traded at the Tel Aviv Stock Exchange and in the U.S. market and serves as the acting Chief Financial Officer of some of them. In the past, he served as an Auditor at PricewaterhouseCoopers. Mr. Ben-Or holds a BA degree in Business from Bar Ilan University in Israel and is a Certified Public Accountant in Israel. Mr. Ben-Or serves Nuvectis Pharma on a consulting basis.
Non-Employee Directors
Kenneth Hoberman (56), Director, joined our Board of Directors in July 2021. Mr. Hoberman has extensive financial, investor relations, corporate governance, operational, and business development experience including M&A, strategic alliances and partnerships both domestic and international. Mr. Hoberman has served as the Chief Operating Officer of Stemline Therapeutics, Inc. (“Stemline”) since 2013, where he negotiated and closed several licensing agreements and was responsible for multiple vendor contracts. While at Stemline, he helped lead the company from an early-stage drug development company to a fully integrated commercial entity, including through Stemline’s successful initial public offering. Mr. Hoberman directed all Stemline’s functional groups, including manufacturing, commercial, regulatory, R&D, medical affairs, public and investor relations, HR and finance. Mr. Hoberman also led the M&A transaction which resulted in the sale of Stemline to the Menarini Group in June 2020 for approximately $750 million. He was previously Vice President of Corporate and Business Development of Keryx Biopharmaceuticals, Inc., where he initiated and executed a Japanese partnership valued at up to $100 million, and originated, negotiated and closed dozens of licensing and operational contracts, including the licensing of Auryxia™, which was approved by the FDA in September 2014. He is on the Board of Directors of TG Therapeutics, Inc. (Nasdaq: TGTX). He received a B.S.B.A. in Finance from Boston University and completed post-baccalaureate studies at Columbia University. Mr. Hoberman has been selected to serve on our Board of Directors based on his extensive experience in the biopharmaceutical industry and in-depth understanding of our business.
Matthew L. Kaplan (54), Director, joined our Board of Directors in September 2021. Mr. Kaplan is an experienced Equity Analyst with deep knowledge in biotechnology, particularly for analysis and advisement of early-stage companies. With 24 years of experience as an Equity Analyst, since 2008, he has been a Managing Director and the Head of Healthcare Equity Research at Ladenburg Thalmann & Co. Prior to joining Ladenburg Thalmann & Co., he was a Partner and the Director of Healthcare Research with Punk, Ziegel & Company, a Senior Biotechnology Analyst at Evolution Capital, and a Director of The Life Sciences Group at The Carson Group. Mr. Kaplan has received numerous citations as a top ranked Biotechnology Stock Picker by Thomson Reuters, The Financial Times, and Forbes. Mr. Kaplan also spent six years as a Research Associate with the Albert Einstein College of Medicine / Montefiore Hospital Department of Cardiology, where he co-authored numerous articles on gene regulation in the heart. Mr. Kaplan received his BS in Biology from the University of Michigan.

MANAGEMENT

James F. Oliviero, III (45), Director, joined our Board of Directors in July 2021. Mr. Oliviero has over twenty years of operational experience in the biotechnology industry. Since 2015, Mr. Oliviero has served as the President and Chief Executive Officer of Checkpoint Therapeutics, Inc. (NASDAQ: CKPT), where he has completed over $100 million in private and public financings for the company to date, while designing and overseeing the company’s development programs for its novel immuno-oncology and targeted therapy, a type of cancer treatment that precisely identifies and attacks a specific pathway of cancer cells, product candidates being evaluated for the treatment of several solid tumor cancer indications. Prior to Checkpoint, from May 2003 to September 2015, Mr. Oliviero served in a variety of leadership capacities at Keryx Biopharmaceuticals, Inc., which was subsequently acquired by Akebia. His most recent position at Keryx, beginning in April 2009, was as Chief Financial Officer, responsible for all of the finance, accounting, investor relations, corporate governance and legal matters and was also involved in the clinical and regulatory development of Auryxia®, which successfully obtained FDA approval in 2014. From August 1999 to May 2003, Mr. Oliviero was Director of Finance for ACCESS Oncology, Inc., a privately held biotechnology company. Mr. Oliviero began his professional career as an investment banker at Furman Selz LLC in New York City. Mr. Oliviero is a CFA charterholder and holds a B.B.A. in Finance with Highest Distinction from Emory University’s Goizueta Business School. Mr. Oliviero has been selected to serve on our Board of Directors based on his extensive experience in the biotechnology industry and in-depth understanding of our business.
Election of Officers and Family Relationships
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.
Board Composition
Our bylaws provide that our board of directors shall consist of between one and nine directors, which number shall be fixed from time to time by resolution of our board of directors. Currently our board of directors consists of Ron Bentsur, Kenneth Hoberman, James Oliviero, and Matthew Kaplan.
Our bylaws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors.
Our current and future executive officers and significant employees serve at the discretion of our Board. Our Board may also choose to form certain committees, such as a compensation committee and an audit committee.
Director Independence
Our board of directors has determined that, upon closing of this offering, Kenneth Hoberman, Matthew Kaplan and James Oliviero will be independent directors. In making this determination, our board of directors applied the standards set forth in the rules of Nasdaq and in Rule 10A-3 under the Exchange Act. Our board of directors considered all relevant facts and circumstances known to it in evaluating the independence of these directors, including their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate families.
Although there is no specific policy regarding diversity in identifying director nominees, the board of directors seek the talents and backgrounds that would be most helpful to us in selecting director nominees.

MANAGEMENT

Board Leadership Structure
Mr. Ron Bentsur, our Chief Executive Officer, is also the Chairman of our board of directors. Our corporate governance guidelines provide our board of directors with flexibility to select the appropriate leadership structure at a particular time based on what our board of directors determines to be in the best interests of the Company. Our board of directors determined that, at the present time, having our Chief Executive Officer also serve as the Chairman of our board of directors provides us with optimally effective leadership and is in our best interests and those of our stockholders. Twenty years of management experience in our industry as well as his extensive understanding of our business, operations, and strategy make him well qualified to serve as chairman of our board.
Board Oversight of Risk
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our board of directors will not have a standing risk management committee, but will rather administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee will coordinate the board of director’s oversight of our internal control over financial reporting, disclosure controls and procedures, related-party transactions and code of conduct and corporate governance guidelines. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking as well as succession planning as it relates to our Chief Executive Officer. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.
Board Committees
Our board of directors has established an audit committee and compensation committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the closing of this offering. Our board of directors may also establish other committees from time to time to assist the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that will satisfy the applicable rules and regulations of the Sarbanes-Oxley Act, the SEC and Nasdaq Listing Rules, which we will post on our website at www.nuvectis.com upon the completion of this offering.
Audit Committee
Our audit committee consists of Kenneth Hoberman, Matthew Kaplan and James Oliviero, with James Oliviero serving as chair. Our board of directors has determined that each member of the audit committee has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. Our board of directors has determined James Oliviero qualifies as an “audit committee financial expert,” as defined under the applicable rules of the SEC. In making this determination, our board has considered prior experience, business acumen and independence. The audit committee’s responsibilities include:
➢
evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

MANAGEMENT

➢
reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

➢
monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

➢
prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

➢
reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

➢
reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

➢
reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

➢
establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

➢
preparing the report that the SEC requires in our annual proxy statement;

➢
reviewing and providing oversight of any related-person transactions in accordance with our related-person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

➢
reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

➢
reviewing on a periodic basis our investment policy; and

➢
reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Compensation Committee
Our compensation committee consists of Kenneth Hoberman, Matthew Kaplan and James Oliviero, with Kenneth Hoberman serving as chair. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the Nasdaq independence requirements. The functions of this committee include, among other things:
➢
reviewing and approving our philosophy, policies and plans with respect to the compensation of our chief executive officer;

➢
making recommendations to our board of directors with respect to the compensation of our chief executive officer and our other executive officers;

➢
reviewing and assessing the independence of compensation advisors;

➢
overseeing and administering our equity incentive plans;

➢
reviewing and making recommendations to our board of directors with respect to director compensation; and

➢
preparing the Compensation Committee reports required by the SEC, including our “Compensation Discussion and Analysis” disclosure.

MANAGEMENT

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Nominating and Corporate Governance Matters
Our board of directors does not currently have a nominating and corporate governance committee or other committee performing a similar function, nor do we have any formal written policies outlining the factors and process relating to the selection of nominees for consideration for membership on our board of directors by our directors or our stockholders. Our board of directors has adopted resolutions in accordance with the rules of The Nasdaq Stock Market authorizing a majority of our independent members to recommend qualified director nominees for consideration by the board of directors. Our board of directors believes that it is appropriate for us to not have a standing nominating and corporate governance committee because of a number of factors, including the number of independent members who want to participate in consideration of candidates for membership on our board of directors and in matters that relate to the corporate governance of our company. Upon completion of this offering, our board of directors will consist of four members, three of whom will be independent. Our board of directors considered forming a nominating and corporate governance committee consisting of several of the independent members of our board of directors. Forming a committee consisting of less than all of the independent members was unattractive because it would have omitted the other independent members of our board of directors who wanted to participate in considering qualified candidates for board membership and to have input on corporate governance matters related to our company. Since our board of directors desired the participation in the nominations process of all of its independent directors, it therefore decided not to form a nominating and corporate governance committee and instead authorized a majority of the independent members of our board of directors to make and consider nominations for membership to our board of directors. The independent members of our board of directors do not have a nominating and corporate governance committee charter, but act pursuant to board of director resolutions as described above. Each of the members of our board of directors authorized to recommend director nominees is independent within the meaning of the current “independent director” standards established by The Nasdaq Stock Market rules. Our board of directors intends to review this matter periodically, and may in the future elect to designate a formal nominating and corporate governance committee.
Compensation Committee Interlocks and Insider Participation
None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related-Party Transactions.”
Code of Business Conduct and Ethics
We have adopted a written code of business conduct, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of this offering, a copy of the code will be posted on our website at www.nuvectis.com.
Director Compensation
None of our directors have received any compensation for services rendered to us. Upon the completion of this offering, our directors will be compensated pursuant to our Global Equity Incentive Plan (2021), further discussed below under the heading “Executive Compensation.” Our directors will receive an annual cash retainer of $40,000, payable in quarterly installments on the last day of each calendar quarter, with prorated payment for any partial quarters. Each member of the Compensation Committee and Audit Committee will also receive an additional $5,000 annual fee for membership on each committee, with the Chairs of the

MANAGEMENT

Audit and Compensation Committees to receive $7,500, payable in quarterly installments on the last day of each calendar quarter, with prorated payment for any partial quarters. Directors also received (i) an initial equity grant of 750 options to purchase our Common Stock, with an exercise price of $119.0476 per option and will receive (ii) annual option grants with an estimated value of approximately $150,000, with the first of such grants to occur only upon the first Board meeting following the consummation of the Company's initial public offering. All option grants will vest in 3 years, with 1/3 of the granted options of each grant vesting on the first, second and third anniversaries of the date of such grant. respectively. The Board will have full discretion with respect to the annual grants.

EXECUTIVE COMPENSATION
Overview
No executive officer has received any cash or equity compensation for services rendered to us through June 30, 2021. The following are our employment arrangements with our executive officers:
Ron Bentsur
Annual Base Salary
Mr. Bentsur’s annual base salary will be $575,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) the Company raising at least an aggregate amount of $20 million in gross amount, or ii) the consummation of this offering (the “Effective Date”). On an annual basis, as of the first of January following the Effective Date, and in any event on each January 1 thereafter, the amount of Mr. Bentsur’s salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant consumer price index (“CPI”).
Annual Bonus
Mr. Bentsur’s annual bonus target will be 75% of his annual base salary, based on the achievement of corporate goals & objectives, paid no later than March 15 following such bonus performance calendar year period. The Board or Compensation Committee shall have the discretion to pay Mr. Bentsur an annual performance bonus in excess of the target for performance exceeding goals, which bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Mr. Bentsur will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. On the Effective Date, the Company shall award the following to the Mr. Bentsur:
(i)
restricted shares of common stock upon the consummation of the earlier of (a) initial public offering (“IPO”) raising at least $15 million in gross proceeds, or (b) capital raising of at least $15 million in a private equity financing, equal to 1% of the fully-diluted share count immediately preceding such IPO/financing event, which restricted shares will vest and become fully exercisable on the first anniversary of the offering or financing event, which milestone was met on July 27, 2021 in connection with the closing of the $15.3 million Preferred A round and Mr. Bentsur was granted 2,481 shares of restricted stock; and

(ii)
fully vested shares of common stock equal to 1% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event that Mr. Bentsur is terminated without Cause, for Good Reason, Change of Control, Death or Disability, as each such term is defined in Mr. Bentsur’s employment agreement, all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Mr. Bentsur resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Mr. Bentsur or his estate or beneficiaries, in the case of Death or Disability, will receive a one-time payment equal to two years of Mr. Bentsur’s then annual base salary, plus a bonus payment equal to the annual bonus earned in the preceding year (if not already paid), the pro rata portion of the target bonus earned in the current year, benefits and expense reimbursement due to Mr. Bentsur,

EXECUTIVE COMPENSATION

payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Mr. Bentsur’s employment hereunder at any time, immediately, for Cause, upon written notice to Mr. Bentsur. If Mr. Bentsur’s employment is terminated for Cause, he shall be entitled to receive (i) the unpaid portion of his base salary then in effect accrued through the effective date of the termination of his employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of Mr. Bentsur’s employment, in each case to be paid within 30 (thirty) days after such effective date.
In the event that a “Transaction” (as such term is defined in the Company’s Global Equity Incentive Plan, as amended from time to time, or a successor plan) occurs during Mr. Bentsur’s employment, regardless of whether Mr. Bentsur’s employment is terminated, Mr. Bentsur shall receive payment of the termination benefits described above as if his employment had been terminated on the effective date of the Transaction. Following the Transaction, Mr. Bentsur shall not be entitled to receive such termination benefits upon a future termination of his employment; provided that he shall remain eligible to receive (i) any accrued benefits upon any such subsequent termination, and (ii) cash payments, paid in periodic installments in accordance with the Company’s usual payroll practices, for a period of 18 months, equal to the cost the Company would have incurred had Mr. Bentsur continued group medical, dental, vision and/or prescription drug benefit coverage for himself and/or his eligible dependents under any Company sponsored group health plan covering Mr. Bentsur and his eligible dependents at the time of the termination of employment.
Enrique Poradosu
Annual Base Salary
Mr. Poradosu’s annual base salary shall be $400,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) the Company raising at least an aggregate amount of $20 million in gross amount, or ii) the consummation of this offering (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of Mr. Poradosu’s salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Mr. Poradosu’s annual bonus target shall be 50% of the annual base salary, based on the achievement of corporate goals & objectives, paid no later than March 15 following such bonus performance calendar year period. The Board or Compensation Committee shall have the discretion to pay Mr. Poradosu an annual performance bonus in excess of the target for performance exceeding goals, which bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Mr. Poradosu will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. On the Effective Date, the Company shall award the following to the Mr. Poradosu:
(i)
restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least $15 million in gross proceeds, or (b) capital raising of at least $15 million in a private equity financing, equal to 0.5% of the fully-diluted share count immediately preceding such IPO/financing event, which restricted shares will vest and become fully exercisable on the first anniversary of the offering or financing event, which milestone was met on July 27, 2021 in connection with the closing of the $15.3 million Preferred A round and Mr. Poradosu was granted 1,241 shares of restricted stock; and

EXECUTIVE COMPENSATION

(ii)
fully vested shares of common stock equal to 0.5% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event that Mr. Poradosu’s is terminated without Cause, for Good Reason, Change of Control, Death or Disability (as such terms are defined in Mr. Poradosu’s employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Mr. Poradosu resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, Mr. Poradosu or his estate or beneficiaries, in the case of Death or Disability, will receive a one-time payment equal to two years of Mr. Poradosu’s then annual Base Salary, plus a bonus payment equal to Mr. Poradosu’s annual bonus earned in the preceding year if not already paid, the pro rata portion of the target bonus earned in the current year, benefits and expense reimbursement due to Mr. Poradosu, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Mr. Poradosu’s employment hereunder at any time, immediately, for Cause, upon written notice to Mr. Poradosu. If Mr. Poradosu’s employment is terminated for Cause, he shall be entitled to receive (i) the unpaid portion of his base salary then in effect accrued through the effective date of the termination of his employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of his employment, in each case to be paid within 30 (thirty) days after such effective date.
In the event that a “Transaction” (as such term is defined in the Company’s Global Equity Incentive Plan, as amended from time to time, or a successor plan) occurs during Mr. Poradosu’s employment, regardless of whether Mr. Poradosu’s employment is terminated, Mr. Poradosu shall receive payment of the termination benefits described above as if his employment had been terminated on the effective date of the Transaction. Following the Transaction, Mr. Poradosu shall not be entitled to receive such termination benefits upon a future termination of his employment; provided that he shall remain eligible to receive (i) any accrued benefits upon any such subsequent termination, and (ii) cash payments, paid in periodic installments in accordance with the Company’s usual payroll practices for a period of 18 months, equal to the cost the Company would have incurred had Mr. Poradosu continued group medical, dental, vision and/or prescription drug benefit coverage for himself and/or his eligible dependents under any Company sponsored group health plan covering Mr. Poradosu and his eligible dependents at the time of the termination of employment.
Shay Shemesh
Annual Base Salary
Mr. Shemesh’s annual base salary shall be $400,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) the Company raising at least an aggregate amount of $20 million in gross amount, or ii) the consummation of this offering (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of the Mr. Shemesh’s Salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Mr. Shemesh’s annual bonus target will be 50% of his annual base salary, based on the achievement of corporate goals & objectives, paid no later than March 15 following such bonus performance calendar year

EXECUTIVE COMPENSATION

period. The Board or Compensation Committee shall have the discretion to pay the Mr. Shemesh an annual performance bonus in excess of the target for performance exceeding goals, which bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Mr. Shemesh will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. On the Effective Date, the Company shall award the following to the Mr. Shemesh:
(i)
restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least $15 million in gross proceeds, or (b) capital raising of at least $15 million in a private equity financing, equal to 0.5% of the fully-diluted share count immediately preceding such IPO/financing event, which restricted shares will vest and become fully exercisable on the first anniversary of the offering or financing event, which milestone was met on July 27, 2021 in connection with the closing of the $15.3 million Preferred A round and Mr. Shemesh was granted 1,241 shares of restricted stock; and

(ii)
fully vested shares of common stock equal to 0.5% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event that Mr. Shemesh is terminated without Cause, for Good Reason, Change of Control, Death or Disability (as such terms are defined in the employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Mr. Shemesh resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Mr. Shemesh or his estate or beneficiaries, in the case of Death or Disability, will receive a one-time payment equal to two years of Mr. Shemesh’s then annual Base Salary, plus a bonus payment equal to the annual bonus earned in the preceding year if not already paid, the pro rata portion of the target bonus earned in the current year, plus benefits and expense reimbursement due to Mr. Shemesh, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Mr. Shemesh’s employment hereunder at any time, immediately, for Cause, upon written notice to Mr. Shemesh. If Mr. Shemesh’s employment is terminated for Cause, he shall be entitled to receive (i) the unpaid portion of his base salary then in effect accrued through the effective date of the termination of his employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of his employment, in each case to be paid within 30 (thirty) days after such effective date.
In the event that a “Transaction” (as such term is defined in the Company’s Global Equity Incentive Plan, as amended from time to time, or a successor plan) occurs during Mr. Shemesh’s employment, regardless of whether Mr. Shemesh’s employment is terminated, Mr. Shemesh shall receive payment of the termination benefits described above as if his employment had been terminated on the effective date of the Transaction. Following the Transaction, Mr. Shemesh shall not be entitled to receive such termination benefits upon a future termination of his employment; provided that he shall remain eligible to receive (i) any accrued benefits upon any such subsequent termination and (ii) cash payments, paid in periodic installments in accordance with the Company’s usual payroll practices for a period of 18 months, equal to the cost the Company would have incurred had Mr. Shemesh continued group medical, dental, vision and/or prescription drug benefit coverage for himself and/or his eligible dependents under any Company sponsored group health plan covering Mr. Shemesh and his eligible dependents at the time of the termination of employment.

EXECUTIVE COMPENSATION

Uri Ben-Or
Contract Agreement
Mr. Ben-Or’s compensation shall consist of a $100,000 one-time payment upon the effective date of this offering, if the effective date occurs by December 31, 2021. In the event of a consummation of this offering, the Company has the option to retain Mr. Ben-Or’s services for $9,000 per month. If the Company has not consummated the offering by December 31, 2021, the Company shall pay to Mr. Ben-Or a one-time payment of $25,000 and his employment with the Company shall automatically terminate.
Equity Awards
Mr. Ben-Or has received 656 fully vested shares of common stock.
Employee Benefit and Incentive Plans
We do not maintain any deferred compensation, retirement, pension or profit-sharing plans. Our Board of Directors has adopted an incentive plan, the material terms of which are described below, allowing for the grant of equity and cash-based awards to our employees and directors.
Employee Benefit and Incentive Plans
We do not maintain any deferred compensation, retirement, pension or profit-sharing plans. Our Board of Directors has adopted an incentive plan, the material terms of which are described below, allowing for the grant of equity and cash-based awards to our employees and directors.
Equity Incentive Plan
2021 Incentive Plan
On May 23, 2021 (the “Effective Date”), our Board of Directors (the “Board”) adopted the Centry Pharma, Inc. Global Equity Incentive Plan (the “2021 Plan”), which will continue in effect for ten years from the Effective Date. The material terms of the 2021 Plan are described below. The 2021 Plan will be administered by the Board of Directors or a designated committee thereof (as applicable, the “Administrator”), as further described below.
Purpose.   The purpose of the 2021 Plan is to attract and retain the best available personnel for, to provide incentives to service providers of the Company (“Service Providers”), and to promote the Company’s business by strengthening the common interest between such individuals and the Company’s stockholders.
Awards.   The Administrator may grant any combination of equity awards eligible under the 2021 Plan (an “Award”), as discussed below. The Administrator will determine the details of any such grant, including the timing, the number of shares, the purchase price, time for forfeiture, the vesting schedule, and any acceleration rights thereto. The Administrator may condition any Award on the attainment of performance targets or any other factor that the Administrator may deem appropriate. Unless otherwise permitted by the Administrator, no Participant may sell, assign, transfer, pledge, hypothecate, or otherwise dispose of any Award, except by will or pursuant to the laws of intestacy. The Company may, at its discretion, impose as a condition of any Award that the Participant grant an individual designated by the Company an irrevocable proxy to vote all shares subject to the Participant’s Award at any general meeting of the Company’s stockholders.

EXECUTIVE COMPENSATION

Permissible Awards.   The 2021 Plan authorizes awards in any of the following forms:
➢
Restricted Stock Units

➢
All Participants granted restricted stock units will be issued a stock certificate registered in the Participant’s name bearing a restrictive legend referring to the terms, conditions, and restrictions of the grant. The Company will issue RSUs promptly following each vesting date, provided that Participant is still a Service Provider on the applicable vesting date.

➢
Options and Warrants

➢
Options and Warrants granted under the 2021 Plan (“Options” and “Warrants”, respectively) will be exercisable pursuant to the terms specified in the relevant Award Agreement. The Administrator, in its discretion, will determine the vesting schedule and acceleration of any outstanding Award. Unless otherwise resolved by the Administrator and stated in the Award Agreement, and subject to the Participant remaining a Service Provider, Options and/or Warrants vest and become exercisable under the following schedule: (a) thirty-three and a third percent (33.33%) on each of the first 3 anniversaries of the grant provided that the Participant continuously remains a Service Provider throughout such vesting dates. Unless otherwise provided in the relevant Award Agreement, any unexercised Option or Warrant Award, or portion thereof, will terminate within ten (10) years of the grant date. The Board of Directors will determine the exercise price of any Option or Warrant, provided that the price per share may not be less than the share’s nominal value or, if required for favorable tax treatment, not less than 100% of the share’s fair market value on the date of the grant. An Option, Warrant Award, or any part thereof, will be exercisable upon the Participant’s execution and delivery to the Company’s principal office of a “Notice of Exercise” in such form and substance as may be prescribed by the Board with full payment for the shares underlying such Option or Warrant, along with any other document required by the applicable Award Agreement. The Administrator may, in its reasonable discretion, designate certain periods during which the vesting and/or exercise of Options and/or sale of the underlying shares may be restricted or prohibited.

Adjustments.   A Participant’s right to purchase shares under the 2021 Plan will be adjusted upon the occurrence of certain events, as described below.
➢
Mandatory Adjustments.   In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of our common stock (the “Shares”) to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the authorization limits under the 2021 Plan shall be adjusted proportionately, and the Administrator shall make such adjustments to the 2021 Plan and Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. Action by the Administrator may include: (i) adjustment of the number and kind of Shares that may be delivered under the 2021 Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Administrator determines to be equitable. Notwithstanding the foregoing, the Administrator may not make any adjustments to outstanding Options that would constitute a modification or substitution of the stock right under Treas. Reg. Sections 1.409A-1(b)(5)(v) that would be treated as the grant of a new stock right or change in the form of payment for purposes of Code Section 409A. Without limiting the foregoing, in the event of a subdivision of the outstanding Shares (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding Shares, the authorization limits under the 2021 Plan will be automatically adjusted proportionately and the shares then subject to each Award shall automatically be adjusted proportionately, without any change in the aggregate purchase price therefor.

➢
Discretionary Adjustments.   Upon the occurrence or in anticipation of any corporate event or transaction involving the Company (including, without limitation, any merger, reorganization, recapitalization, combination or exchange of shares, or any transaction, as described in the 2021

EXECUTIVE COMPENSATION

Plan, the Administrator may, in its sole discretion, provide (i) that Awards will be settled in cash rather than in Shares, (ii) that Awards will become immediately vested and non-forfeitable and exercisable (in whole or in part) and will expire after a designated period of time to the extent not then exercised, (iii) that Awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iv) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Shares, as of a specified date associated with the transaction, over the aggregate exercise or base price of the Award, (v) that performance targets and performance periods for performance-based Awards will be modified, or (vi) any combination of the foregoing. The Administrator’s determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.
➢
Effect of a Transaction.   Except as otherwise provided in the Award Agreement or any special Plan document governing an Award, upon the occurrence of a Transaction, as defined in the 2021 Plan, (i) all outstanding Awards in the nature of rights that may be exercised shall become fully vested and exercisable, (ii) all time-based vesting requirements on outstanding Awards shall be deemed to have been met, and (iii) all performance-based vesting requirements on outstanding Awards shall be deemed to have been met, as of the date of the Transaction.

➢
Liquidation.   Upon a liquidation of the Company, the Administrator will determine the effect of such liquidation on any outstanding, unexercised, unvested, or restricted portion of any Award, which may include accelerating or cancelling all or a portion of any such Award.

Cancellation of Awards.   If the Board of Directors determines in good faith that, in the context of a Transaction or Liquidation, certain Awards have no monetary value and the holders of such Awards are not entitled to any consideration under the terms of the Transaction or liquidation, the Board of Directors may terminate the Awards. Further, in connection with a Transaction or liquidation, the Board of Directors may terminate any Award, effective as of the effective date of the Transaction or Liquidation, that has an exercise price that is greater than fair market value at the time of such Transaction or Liquidation, without any consideration to the holder thereof.
Governing Law.   The 2021 Plan is governed by the laws of Delaware.
Outstanding Equity Awards as of June 30, 2021
Through June 30, 2021 we granted 2,287 warrants to service providers with an exercise price of $119.0476. Of these warrants, 2,077 are fully vested and 210 vest upon the IPO. During this period, we also issued 15,526 shares of common stock to our three co-founders, Mr. Michael S. Weiss and Uri-Ben-Or, our interim-CFO.
Certain U.S. Federal Income Tax Effects
The following discussion is limited to a summary of the U.S. federal income tax provisions relating to the grant, exercise, vesting and settlement of awards under the Global Equity Incentive Plan and the subsequent sale of common stock acquired under the Global Equity Incentive Plan. The tax consequences of awards may vary depending upon the particular circumstances, and it should be noted that the income tax laws, regulations and interpretations thereof change frequently. This discussion is intended for general information only and does not purport to be a complete analysis of all of the potential tax effects of the Plan. Additional taxes, including state, local, and foreign taxes, may apply and may vary from jurisdiction to jurisdiction.
Non-Qualified Stock Options.   There typically will be no U.S. federal income tax consequences to the optionee or to us upon the grant of a non-qualified stock option under the Global Equity Incentive Plan. When the optionee exercises a non-qualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of our common stock received upon exercise of the option at the time of exercise over the exercise price, and we will typically be allowed a corresponding U.S. federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

EXECUTIVE COMPENSATION

Incentive Stock Options.   There typically will be no U.S. federal income tax consequences to the optionee or to us upon the grant or exercise of an incentive stock option. If the optionee holds the acquired option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a U.S. federal income tax deduction on such amount. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the exercise price, and we would typically be allowed a U.S. federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.
Stock Appreciation Rights.   A participant receiving a stock appreciation right typically will not recognize income, and we will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of our common stock received will be ordinary income to the participant and we will typically be allowed a corresponding U.S. federal income tax deduction at that time.
Restricted Stock.   Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, the participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of our common stock as of that date (less any amount he or she paid for the stock), and we will typically be allowed a corresponding U.S. federal income tax deduction at that time, subject to limitations in certain circumstances. If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and we will typically be allowed a corresponding U.S. federal income tax deduction, subject to limitations in certain circumstances at that time. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.
Restricted Stock Units.   A participant typically will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock unit award is granted. When the participant receives shares of our common stock (or the equivalent value in cash or other property) in settlement of a restricted stock unit award, a participant will recognize ordinary income equal to the fair market value of our common stock or other property as of that date (less any amount he or she paid for the stock or property), and we will typically be allowed a corresponding U.S. federal income tax deduction at that time, subject to limitations in certain circumstances.
Cash-Based Performance Awards.   A participant will not recognize income, and we will not be allowed a tax deduction, at the time a cash-based performance award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, the participant will recognize ordinary income equal to the cash received, and we will typically be allowed a corresponding U.S. federal income tax deduction at that time, subject to limitations in certain circumstances.
Section 409A.   The Global Equity Incentive Plan permits the grant of various types of incentive awards, which may or may not be exempt from Code Section 409A. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Restricted stock awards, and stock options and SARs that comply with the terms of the Global Equity Incentive Plan, are generally exempt from the application of Section 409A. Stock units, other stock-based awards and cash-based awards that are granted in one year and payable in a later year generally are subject to Section 409A unless they

EXECUTIVE COMPENSATION

are designed to satisfy the short-term deferral exemption from such law. If not exempt, such awards must be specially designed to meet the requirements of Section 409A in order to avoid early taxation and penalties.
Tax Withholding.   We have the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy federal, state and local taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Global Equity Incentive Plan.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of September [ ], 2021, and as adjusted to reflect the sale of our common stock offered by us in this offering, for:
➢
each of our named executive officers;

➢
each of our directors;

➢
all of our current directors and executive officers as a group; and

➢
each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options or warrants that are currently exercisable or exercisable within 60 days of September 17, 2021. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based our calculation of the percentage of beneficial ownership prior to this offering on 244,046 shares of common stock outstanding as of September 17, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on           shares of common stock outstanding immediately after the closing of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of September 17, 2021, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nuvectis Pharma, Inc., 1 Bridge Plaza, Fort Lee, NJ 07024.

PRINCIPAL STOCKHOLDERS

	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Prior to this Offering	After this Offering
5% and Greater Stockholders:
Pontifax VI LP(1)	30,240	12.39%
Charles Mosseri Marlio	16,800	6.88%
Thomas P. Peters (Bat Sheva M. Gerald)	16,800	6.88%
Named Executive Officers and Directors:
Ron Bentsur(2)	63,300	25.94%
Enrique Poradosu(3)	29,350	12.03%
Shay Shemesh(4)	28,930	11.85%
Uri Ben-Or	656	*
Kenneth Hoberman(5)	1,260	*
Matthew Kaplan(6)	840	*
James F. Oliviero III(7)	252	*
All executive officers and directors as a group (7 persons)	124,588	51.05%

*
Represents beneficial ownership of less than 1%.

1)
Pontifax Management 4 GP (2015) Ltd. is the general partner (the “General Partner”) of Pontifax VI GP L.P, the general partner of each of, Pontifax VI (Cayman) LP and Pontifax VI (Israel) LP (which are collectively referred to as “Pontifax VI LP”). Mr. Tomer Kariv holds approximately 51% of the share capital of the General Partner; as a result, Mr. Kariv may be deemed to exercise control over Pontifax VI LP. The remaining share capital is held by Mr. Ran Nussbaum. Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of all the reported shares and the inclusion of all shares herein shall not be deemed to be an admission of beneficial ownership of the reported shares except to the extent of their pecuniary interest therein.

2)
This excludes 2,481 shares of restricted stock granted to Mr. Bentsur on July 27, 2021 in connection with the closing of the $15.3 million Preferred A capital raise. These restricted shares vest on July 27, 2022.

3)
This excludes 1,241 shares of restricted stock granted to Mr. Poradosu on July 27, 2021 in connection with the closing of the $15.3 million Preferred A capital raise. These restricted shares vest on July 27, 2022.

4)
This excludes 1,241 shares of restricted stock granted to Mr. Shemesh on July 27, 2021 in connection with the closing of the $15.3 million Preferred A capital raise. These restricted shares vest on July 27, 2022.

5)
Excludes 420 shares owned by the Hoberman Descendants Trust, to which Mr. Hoberman disclaims ownership. On July 19, 2021, Mr. Hoberman was granted 750 options vesting over a 3-year period, 1/3 each year, exercisable into common shares of the Company at a price of $119.0476.

6)
On September 2, 2021, Mr. Kaplan was granted 750 options vesting over a 3-year period, 1/3 each year, exercisable into common shares of the Company at a price of $119.0476.

7)
On July 6, 2021, Mr. Oliviero was granted 750 options vesting over a 3-year period, 1/3 each year, exercisable into common shares of the Company at a price of $119.0476.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Since inception, we have not been involved in a transaction or series of similar transactions that:
➢
the amount involved exceeded or exceeds $120,000; and

➢
any of our directors or executive officers, any holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Policies and Procedures for Transaction with Related Persons
Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION of CAPITAL STOCK
The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective immediately upon the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately upon the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.
General
Upon completion of this offering, our authorized capital stock will consist of         shares of common stock, par value $0.00001 per share, and         shares of preferred stock, par value $0.00001 per share, all of which shares of preferred stock will be undesignated.
As of September 17, 2021, 115,526 shares of our common stock were outstanding and held of record by five stockholders. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and warrants and options outstanding.
Common stock
Following the completion of our initial public offering, holders of our common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors in its sole discretion, subject to any preferential dividend rights of outstanding preferred stock, if any.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred stock
Upon the completion of this offering, all outstanding shares of our preferred stock 128,520 will be converted into shares of our common stock on a 1:1 basis. Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 170,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Anti-takeover effects of Delaware law and certain provisions of our certificate of incorporation and amended and restated bylaws
Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons

DESCRIPTION of CAPITAL STOCK

considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board composition and filling vacancies
Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.
No written consent of stockholders
Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
Meetings of stockholders
Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance notice requirements
Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to certificate of incorporation and bylaws
Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

DESCRIPTION of CAPITAL STOCK

Undesignated preferred stock
Our certificate of incorporation provides for 170,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Delaware anti-takeover statute
Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
➢
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

➢
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

➢
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of a majority of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
➢
any merger or consolidation involving the corporation and the interested stockholder;

➢
any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

➢
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

➢
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

DESCRIPTION of CAPITAL STOCK

Choice of forum
Our amended and restated bylaws that will become effective upon the completion of this offering provide that the Court of Chancery of the State of Delaware will be the exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty by one or more of our directors, officers or employees, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”); provided, however, that this forum provision will not apply to any causes of action arising under the Exchange Act or the Securities Act. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware Forum Provision. We recognize that the Delaware Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Stock exchange listing
We have applied to list our common stock on the Nasdaq Global Market under the proposed trading symbol “NVCT.”
Transfer agent and registrar
The Transfer Agent and Registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE for FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity or equity-related securities.
As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock.
Upon the closing of this offering, based on the number of shares of common stock outstanding as of           , 2021, we will have outstanding an aggregate of           shares of our common stock, assuming the underwriters do not exercise their over-allotment option.
Of the shares to be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.
Rule 144
Affiliate Resales of Restricted Securities
In general, subject to the lock-up restrictions described below, beginning 90 days after the effective date of the registration statement, of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
➢
1% of the number of shares of our common stock then outstanding, which will equal approximately         shares immediately after this offering; or

➢
the average weekly trading volume in our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Capital Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, subject to the lock-up restrictions described below, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has

SHARES ELIGIBLE for FUTURE SALE

beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us.
If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 180-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Upon expiration of the 180-day lock-up period described below, approximately         shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.
Rule 701
Rule 701 under the Securities Act generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the 180-day lock-up period described below.
Lock-Up Agreements
Pursuant to certain “lock-up” agreements, we and our executive officers, directors, and the holders of all of the outstanding shares prior to the offering, have agreed, subject to limited exceptions, without the prior written consent of the Representative, not to directly or indirectly offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, our common stock or any securities convertible into or exercisable or exchangeable for our common stock (the “Lock-Up Securities”), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Lock-Up Securities, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, subject to customary exceptions, or publicly disclose the intention to do any of the foregoing, for a period of 12 months from the date of this prospectus in the case of our directors and officers, and six months, in the case of us or any other holder of outstanding shares.
Equity Incentive Plan
We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover approximately          shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES to Non-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with our common stock that is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, by a “non-U.S. holder” (as defined below).
For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or any other entity treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:
➢
an individual citizen or resident of the U.S.;

➢
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

➢
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations (“Treasury Regulations”) to be treated as a United States person.

This summary is based upon provisions of the Code and Treasury Regulations, administrative rulings and judicial decisions currently in effect, all as of the date hereof and all subject to change at any time, possibly with retroactive effect, or to different interpretation by the Internal Revenue Service (“IRS”). This summary does not address all aspects of U.S. federal taxes and does not address any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not represent a detailed description of the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws (including a non-U.S. holder that is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” “real estate investment trust,” “regulated investment company,” dealer in securities or currencies, financial institution, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, person who acquired our common stock as compensation for services, or a partnership or other pass-through entity, or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock for U.S. federal income tax purposes). We cannot provide assurance that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Non-U.S. holders that are partners of a partnership holding our common stock should consult their tax advisors.
Non-U.S. holders considering the purchase of our common stock should consult their own tax advisors concerning the particular U.S. federal income and estate tax consequences of the ownership of our common stock, as well as the consequences arising under the laws of any other taxing jurisdiction.
Distribution on our common stock
As indicated in the “Dividend Policy” section of this prospectus, we have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES to Non-U.S. HOLDERS

In the event that we do make a distribution, distributions paid on our common stock will be treated as dividends to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gains on disposition of our common stock.” Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to United States federal withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net-income basis in the same manner as if the non-U.S. holder were a “United States person” as defined in the Code. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that it is not a “United States person” as defined in the Code and is eligible for treaty benefits or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Dividend distributions to non-U.S. holders would also be subject to the rules concerning backup withholding and FATCA, as further discussed below.
Gain on disposition of our common stock
Subject to the discussions below under the heading “Information reporting and backup withholding” and “FATCA withholding requirements,” any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:
➢
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

➢
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

➢
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period for our common stock and such non-U.S. holder held (at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period) more than 5% of our common stock.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a “United States person” as defined in the Code and, in addition, may, under certain circumstances, be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
We believe we have not been and are not currently a “United States real property holding corporation” for U.S. federal income tax purposes; however, no assurance can be given that we are not or will not become one in

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES to Non-U.S. HOLDERS

the future. If, however, we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds, or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of the common stock. No assurance can be given, however, that our common stock will continue to be treated as regularly traded on an established securities market for applicable U.S. federal income tax purposes. Non-U.S. holders should consult their own tax advisors about the consequences if we are, or become, a “United States real property holding corporation.”
Information reporting and backup withholding
Information returns are required to be filed with the IRS and reporting the amount of dividends paid to each non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to it unless it certifies under penalty of perjury that it is not a “United States person” as defined in the Code (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a “United States person” as defined in the Code), or it otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the non-U.S. holder certifies under penalty of perjury that it is not a “United States person” as defined in the Code (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a “United States person” as defined in the Code), or it otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
FATCA withholding requirements
Sections 1471 to 1474 of the Code (such sections, and the Treasury Regulations and administrative guidance issued thereunder, commonly referred to as FATCA) impose a 30% United States withholding tax on certain “withholdable payments” made to a “foreign financial institution” or a “nonfinancial foreign entity.” “Withholdable payments” include payments of dividends and the gross proceeds from a disposition of certain property (such as shares of our common stock), if such disposition occurs after December 31, 2018. In general, if a non-U.S. holder is a “foreign financial institution,” the 30% withholding tax will apply to withholdable payments made to it, unless it enters into an agreement with the United States Department of Treasury to collect and provide substantial information regarding its United States account holders, including certain account holders that are foreign entities with United States owners, and to withhold 30% on certain “passthru payments.” If it is a “non-financial foreign entity,” FATCA also generally will impose a withholding tax of 30% on withholdable payments made to it unless it provides the withholding agent with a certification that it does not have any “substantial United States owners” or a certification identifying its direct and indirect substantial United States owners. Intergovernmental agreements between the United States and a non-U.S. holder’s resident country may modify the foregoing requirements.
Non-U.S. holders should consult their own tax advisors regarding the impact of FATCA on their ownership and disposition of shares of our common stock and the potential applicability of any intergovernmental agreements.

UNDERWRITING
ThinkEquity LLC is acting as the representative of the underwriters of this offering (the “Representative”). We have entered into an underwriting agreement dated           , 2021 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Underwriters	Number of Shares
ThinkEquity LLC

Total

The underwriters are committed to purchase all shares offered by us other than those covered by the over-allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.
The underwriters are offering the shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The underwriters propose to offer the shares offered by us to the public at the public offering price set forth on the cover of the prospectus. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.
Over-Allotment Option
We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to           additional shares of our common stock (15% of the shares sold in this offering) at the initial public offering price, less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering. If this option is exercised in full, the total offering price to the public will be $      and the total net proceeds, before expenses, to us will be $      .
Discounts and Commissions
The Representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $      per share, of which up to $      per share may be re-allowed to other dealers.

UNDERWRITING

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:
	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

1)
We have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriters’ over-allotment option) which is not included in Underwriting discounts and commissions.

We have paid an expense deposit of $50,000 to the Representative, which will be applied against the Representative’s accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(f)(2)(C)) that are payable by us in connection with this offering. We have agreed to reimburse the Representative for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $125,000, the fees and expenses related to the use of book building, prospectus tracking and compliance software for the offering in the amount of $29,500, up to $15,000 for background checks of our officers and directors, $10,000 for data services and communications expenses, out-of-pocket fees and expenses of the Representative for marketing and roadshows for the offering not to exceed $30,000, and up to $3,000 of the costs associated with preparing bound volumes of the public offering materials and any commemorative mementos or lucite tombstones for the offering.
We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $      .
Representatives’ Warrants
We have agreed to issue to the Representative, upon the closing of this offering, warrants to purchase up to an aggregate of           shares of our common stock (4% of the shares of common stock sold in this offering, but excluding any shares sold upon exercise of the underwriters’ over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per share price equal to 125% of the public offering price per share in the offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing six months from the effective date of the registration statement of which this prospectus is a part (which is the effective date of this offering) and expiring on the date that is four and one-half years following the date such warrants become exercisable.
The Representative’s Warrants are deemed underwriter compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However,

UNDERWRITING

neither the Representative Warrant exercise price, nor the number of shares of common stock underlying such warrants, will be adjusted for issuances of shares of common stock by the Company at a price below the exercise price of the Representative’s Warrants.
Discretionary Accounts
The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.
Lock-Up Agreements
Pursuant to certain “lock-up” agreements, we and our executive officers, directors and the holders of all of the outstanding shares prior to the offering, have agreed, subject to limited exceptions, without the prior written consent of the Representative, not to directly or indirectly, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, our common stock or any securities convertible into or exercisable or exchangeable for our common stock (the “Lock-Up Securities”), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Lock-Up Securities, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, subject to customary exceptions, or publicly disclose the intention to do any of the foregoing, for a period of 12 months from the date of this prospectus in the case of our directors and officers, and six months, in the case of us or any other holder of outstanding shares.
Right of First Refusal
Subject to certain limited exceptions, until 12 months after the closing date of this offering, the Representative will have, subject to certain exceptions, an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 12 month period, for us, or any successor to or any subsidiary of us, on terms customary for the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.
Indemnification
We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.
Electronic Offer, Sale and Distribution of Shares
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

UNDERWRITING

Stabilization
In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.
Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.
Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares that they purchase in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.
Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be affected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market or on the OTCQB in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.
Other Relationships
A managing director of ThinkEquity LLC is the beneficial owner of Mesodi Consultation & Investments, Ltd., which purchased 630 shares of Preferred Stock at a price of $119.04 per share in connection with the $15.3 million capital raise described elsewhere in this prospectus.

UNDERWRITING

The underwriters and their affiliates may in the future provide various advisory, investment and commercial banking and other services for us in the ordinary course of business, for which they may receive customary fees and commissions. However, other than as disclosed in the preceding paragraph, we have not yet had, and have no present arrangements with any of the underwriters for any further services.
Pricing of the Offering
Prior to this offering, there was no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be:
➢
our historical performance;

➢
estimates of our business potential and our earnings prospects;

➢
an assessment of our management; and

➢
the consideration of the above factors in relation to market valuation of companies in related businesses.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.
Offer Restrictions Outside of the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

UNDERWRITING

provided that no such offer of Shares shall require the company or any Bookrunner to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In relation to the United Kingdom, no shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment, etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”),

provided that no such offer of Shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

UNDERWRITING

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is

UNDERWRITING

or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Alston & Bird LLP, New York, New York. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York is acting as counsel for the underwriters in connection with this offering.
EXPERTS
The financial statements as of December 31, 2020 and for the period from July 27, 2020 (inception) to December 31, 2020 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers and an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.nuvectis.com where, upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS
NUVECTIS PHARMA, INC.
U.S. DOLLARS
CONDENSED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021 (Unaudited)

NUVECTIS PHARMA INC.
CONDENSED BALANCE SHEET
(Unaudited)
(in thousands, except per share and share amounts)
	June 30, 2021	December 31, 2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	$7,214	$—
TOTAL CURRENT ASSETS	7,214	—
TOTAL ASSETS	$7,214	$—
Liabilities, redeemable convertible preferred shares and stockholders’ deficit
Accounts payable	$389	$10
TOTAL CURRENT LIABILITIES	389	10
TOTAL LIABILITIES	389	10
COMMITMENTS AND CONTINGENCIES, see Note 3 REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Convertible Preferred stock A, $0.00001 par value – 170,000 and 40,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively As of June 30, 2021, 94,752 preferred shares were issued No preferred stock was issued or outstanding as of December 31, 2020.	11,225	—
STOCKHOLDERS’ DEFICIT, see Note 4:
Common Stock, $0.00001 par value – 330,000 and 100,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively 115,526 and 100,000 shares issued and outstanding as of
June 30, 2021 and as of December 31, 2020, respectively
	*	*
Additional paid-in capital	1,571	—
Notes received for common shares	(*)	(*)
Accumulated deficit	(5,971)	(10)
TOTAL STOCKHOLDERS’ DEFICIT	(4,400)	(10)
T O T A L LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND STOCKHOLDERS’ DEFICIT	$7,214	$—

*
Represent amount lower than US 1 thousand

The accompanying notes are an integral part of unaudited condensed financial statements.

NUVECTIS PHARMA INC.
CONDENSED STATEMENT OF OPERATIONS
(Unaudited)
(in thousands, except per share and share amounts)
For the period of six months ended June 30, 2021
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT	$4,245
GENERAL AND ADMINISTRATIVE	1,716
5,961
NET LOSS	5,961
BASIC AND DILUTED NET LOSS PER COMMON SHARE OUTSTANDING.	$57.73
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING*	103,260

*
Adjusted to reflect stock split, see note 4b.

The accompanying notes are an integral part of unaudited condensed financial statements.

NUVECTIS PHARMA INC.
Condensed Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(Unaudited)
(in thousands, except share amounts)
	Redeemable Convertible Preferred Shares		Common Shares			Notes received from Common shares		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ deficit
	Preferred Shares A
	Shares	Amount	Shares	Amount
BALANCES AS OF DECEMBER 31, 2020	—	$—	100,000	$	*	$	(*)	$—	$(10)	$(10)
CHANGES DURING THE SIX MONTHS ENDED AS OF JUNE 30, 2021:
Series A Preferred shares	94,752	11,225
Share-based payments	—	—	15,526		*		(*)	1,571	—	1,571
Net loss for the period	—	—	—		—		—	—	(5,961)	(5,961)
BALANCES AS OF JUNE 30, 2021 (Unaudited)	94,752	$11,225	115,526	$	*	$	(*)	$1,571	$(5,971)	$(4,400)
*
Represent amount lower than US 1 thousand.

The accompanying notes are an integral part of unaudited condensed financial statements.

NUVECTIS PHARMA INC.
CONDENSED STATEMENT OF CASH FLOWS
(Unaudited)
(in thousands, except per share and share amounts)
For the period of six months ended June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,961)
Adjustments to reconcile loss to net cash used in operating activities
Cost of share-based payment	1,571
Changes in operating assets and liabilities – Increase in accounts payable	379
Net cash used in operating activities	(4,011)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred shares	11,225
Net cash provided by financing activities	11,225
INCREASE IN CASH AND CASH EQUIVALENTS	$7,214
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,214
Supplemental cash flow information:
Interest paid	—
Income tax paid	—
The accompanying notes are an integral part of unaudited condensed financial statements.

NUVECTIS PHARMA INC
Notes to Unaudited Condensed Financial Statements
NOTE 1 — GENERAL:
a.
Nuvectis Pharma Inc. (formerly Centry Pharma Inc.) (hereafter — “the Company”) was incorporated under the laws of the State of Delaware on July 27, 2020 and commenced its principal operations in May 2021. The Company’s principal executive offices are located at Fort Lee in the state of New Jersey.

The Company is a biopharmaceutical company focused on the development of novel targeted small molecule therapeutics for the treatment of cancer in genetically defined patient populations. The Company’s precision medicine approach translates key scientific insights relating to the oncogenic drivers and pathway addiction of cancer into potent and highly selective anticancer drugs.
b.
In May 2021, the Company entered into a worldwide, exclusive license agreement with the CRT Pioneer Fund (“CRT”) (see note 3a).

c.
In May 2021, the Company’s board of directors approved and declared a 1:100 stock split of common and preferred shares. All of the share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

d.
In August 2021, subsequent to the reporting period, the Company entered into a worldwide, exclusive license agreement with the University of Edinburgh, Scotland for the second drug candidate (see note 6d).

e.
Liquidity

During and subsequent to the reporting period on June and July 2021, the Company closed an investment agreement with its founders and certain new investors to issue 128,520 redeemable convertible preferred shares in a total amount of approximately $15.3 million (see note 4f and 5a). As of July 30, 2021, the Company received the total amount of investment.
Based on management’s cash flow projections, the Company believes that the above described investment is sufficient to fund the Company’s planned operations for a period greater than 12 months from the issuance of these financial statements. The Company will need to raise additional capital in order to complete the clinical trials aimed at developing the product candidates until obtaining its regulation and marketing approvals. There can be no assurances that the Company will be able to secure such additional financing if at all, or at terms that are satisfactory to the Company, and that it will be sufficient to meet its needs. In the event the Company is not successful in obtaining sufficient funding, this could force the Company to delay, limit, or reduce our products’ development, clinical trials, commercialization efforts or other operations, or even close down or liquidate.
f.
Coronavirus pandemic

In December 2019, a novel strain of coronavirus which causes a disease referred to as COVID-19, was first detected in Wuhan, China, and has since spread worldwide. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak had evolved into a pandemic. In response to the pandemic, and despite mass immunization efforts in many countries around the world, many governments are still implementing a variety of control measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses.
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets. The extent to which the

Notes to Unaudited Condensed Financial Statements

NOTE 1 — GENERAL: (continued)
COVID-19 pandemic impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the virus and the actions to contain it or treat its impact, among others. Some factors from the COVID-19 outbreak or any outbreak caused by any variant of COVID-19 that may delay or otherwise adversely affect the Company’s clinical trial programs, as well as adversely impact our business generally.
The Company currently relies on third parties for certain functions or services in support of its clinical trials and key areas of its operations. If these third parties themselves are adversely impacted by restrictions resulting from the COVID-19 outbreak, we will likely experience delays and/or realize additional costs. As a result, our ability to commence and complete clinical trials in timely fashion, obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or disrupted.
It is not possible at this time to estimate the full impact that COVID-19 could have on the Company’s operations, as the impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. As of the date of issuance of these financial statements, the extent to which the COVID-19 pandemic may materially impact the Company’s financial condition, liquidity, or results of operations is uncertain.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
a.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
The accompanying condensed balance sheet as of December 31, 2020, which has been derived from audited financial statements, and the unaudited interim condensed financial statements as of June 30, 2021, and for the period ended June 30, 2021 have been prepared in accordance with generally accepted accounting principles for interim financial information. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all accounting entries and adjustments (including normal, recurring adjustments) considered necessary for a fair statement of the financial position and the results of operations for the interim period have been made. Operating results for the period ended June 30, 2021 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021. For further information, including a description of the significant accounting policies of the Company, refer to the audited financial statements.
b.
Convertible Preferred Shares

When the Company issues convertible preferred shares, it considers the provisions of Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of ASC 480, the Company further analyzes the instrument’s characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of ASC 480-10-S99. The Company’s redeemable convertible

Notes to Unaudited Condensed Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued)
preferred shares are not mandatorily or currently redeemable. However, they include a liquidation or deemed liquidation events that would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity.
c.
Share-Based Compensation

The Company accounts for employees’, directors’ and service providers share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.
The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach. Performance based awards are expensed over the vesting period when the achievement of performance criteria is probable.
The Company has elected to recognize forfeitures as they occur.
For stock options containing a market condition, the market conditions are required to be considered when calculating the grant date fair value. FASB ASC 718 requires selection of a valuation technique that best fits the circumstances of an award. In order to reflect the substantive characteristics of the market condition option award, a Monte Carlo simulation valuation model was used to calculate the grant date fair value of such stock options. Expense for the market condition stock options is recognized over the derived service period as determined through the Monte Carlo simulation model.
d.
Loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.
The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred shares to be participating securities as the holders of the redeemable convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares on a pro-rata basis assuming conversion of all redeemable convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s preferred shares.
The following warrants and preferred shares were excluded from the calculation of diluted net loss per Ordinary Share because their effect would have been anti-dilutive for the year presented:
Six months ended June 30, 2021
(Unaudited)
Warrants	2,287
Redeemable convertible preferred shares	94,752

Notes to Unaudited Condensed Financial Statements

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued)
e.
Research and Development Costs

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs and professional services. All costs associated with research and developments are expensed as incurred.
f.
General and Administrative

General and administrative expenses primarily consist of costs of the Company’s executive, finance, legal and other administrative personnel, including share-based compensation, professional service fees, and allocated overhead costs.
NOTE 3 — COMMITMENTS AND CONTINGENCIES:
a.
License agreements

In May 2021, the Company entered into a worldwide, exclusive license agreement with the CRT Pioneer Fund for CP800 and any of its derivatives, (collectively, the “CP800 Program”). CP800 is a small molecule drug candidate that the Company believes can be applied to a broad range of cancers. Prior to licensing by the Company, CRT was the commercial owner of the CP800 Program, which it acquired from the Institute of Cancer Research in London, UK (“ICR”). The ICR is a world-renowned research institute focused on the discovery and preclinical development of cancer therapeutics Pursuant to the license agreement, the Company has an obligation to pay success-based milestones and royalties to CRT, as follows: 1) pre-approval milestone payments of up to approximately $26.5 million including an upfront payment of $3.5 million which has already been paid; 2) regulatory approval and commercial sales milestones of up $178 million (in addition to the above $26.5 million) ; and 3) mid-single digit to 10% royalties on a tiered basis on net sales.
In addition, in connection with the licensing agreement, the Company will provide ICR with up to an additional $500,000 in research and development support over the next 18 months to conduct additional scientific research and preclinical testing for certain indications that the Company selects in connection with the CP800 Program. According to the license agreement the Company has also exclusive license to intellectual property rights developed in the collaboration, to research, develop and commercialize products resulting from the collaboration.
The royalty term for each licensed product in each country is the period commencing with first commercial sale of the applicable licensed product in the applicable country and ending on the expiration of the last to expire of any patent specified by the or the expiration of any extended exclusivity period in the relevant country.
License Term
The license will remain in effect in each territory subject to the license and will continue until our obligation to pay royalties in such territory has expired. The royalty term for each licensed product in each country commences with the first commercial sale of the applicable licensed product in the applicable country and ends on the expiration of the last to expire of any patent specified by the license (with the key composition of matters patent expiring October 2034) or the expiration of any extended exclusivity period in the relevant country. CRT may earlier terminate the license if the Company, or any of our affiliates or sub-licensees, challenge or seek to challenge the validity of any of the licensed patents or upon a change of control in which the Company becomes controlled by a Tobacco Party, as such term is defined in the license. Either party may terminate the license upon material breach by the other party, and upon the appointment of a receiver or upon a winding-up order or similar or equivalent action.

Notes to Unaudited Condensed Financial Statements

NOTE 3 — COMMITMENTS AND CONTINGENCIES: (continued)
As of June 30, 2021, the Company paid the upfront payment of $3.5 million. Those expenses were recorded as research and development expenses.
Regarding the license agreement that occurred subsequent to the reporting period, see note 6.
b.
Regarding the Company’s commitment to provide funding to the University Court of the University of Edinburgh (“Edinburgh”) in respect of the Company agreement signed subsequent to the reporting period, see note 6d.

c.
Related party transactions

As for related party transactions, see note 5, and as for related party transactions that occurred subsequent to the reporting period, see note 6.
d.
Contingencies

As of June 30, 2021, and as of December 31, 2020, no contingent liabilities have been recognized.
NOTE 4 —
REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT:

a.
As of December 31, 2020, the Company’s authorized capital stock consist of 1,000 shares of common stock, par value $0.001 per share, and 400 shares of preferred stock, par value $0.001 per share.

b.
In May 2021, the Company’s board of directors approved and declared a 1:100 stock split of common shares with a par value of $0.00001 and preferred shares, with a par value of $0.00001. In addition, the Company increased the number of authorized common shares from 100,000 to 330,000 and preferred shares from 40,000 to 170,000. All share and per share amounts in these financial statements have been retroactively adjusted to reflect the split as if it had been effected prior to the earliest financial statement period included herein.

c.
In May 2021, the Company’s board of directors approved issuance of common shares in a total amount of 15,526, each with par value of $0.00001 per share including amount of 6,126 to service providers and amount of 9,400 to related parties at estimated value of approximately $1.4 million. Their common shares are fully vested on the grant date. The fair value of common shares was evaluated at the grant date using hybrid pricing model with a combination of the Black-Scholes Option Pricing Model (OPM) and the P-WERM model for various possible scenarios. For the various scenarios modeled, volatility is based on a combination of historical volatilities of companies in comparable stages as well as companies in the industry by statistical analysis of daily share pricing model. The risk-free interest rate assumption is based on observed interest rates appropriate for the time period until a liquidity event occurs. The expected term represents the period of time until a liquidity event occurs.

For the period of three months ended June 30, 2021, the Company recognized expenses of $ 0.8 million as part of the general and administrative expenses and $0.6 million as part of the research and development expenses.
For the period ended June 30, 2021, the Company recognized expenses of $ 0.8 million as part of the general and administrative expenses and $0.6 million as part of the research and development expenses.
d.
In May 2021, the Company’s board of directors approved an equity incentive plan (hereafter — “Option Agreement”), in which the Company has reserved a total amount of 10,474 common shares for issuance in connection with the Option Agreement.

Notes to Unaudited Condensed Financial Statements

NOTE 4 —
REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT: (continued)

In June 2021, the Company granted to certain service providers 2,077 fully vested warrants and 210 warrants vesting upon the initial public offering, exercisable into common shares with an exercise price of $119.0476 per share and with an estimated value (based on Black-Scholes model) of approximately $136,000.
The fair value of each option granted is estimated using the Black-Scholes option pricing method. The volatility is based on a combination of historical volatilities of companies in comparable stages as well as companies in the industry by statistical analysis of daily share pricing model. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms. The expected term of the options granted represents the period of time that the granted options are expected to remain outstanding, based on common practice in the industry. Common share price is calculated using the model described in 4c above. The following table summarizes the Black-Scholes assumptions used at the grant date:
Risk-free interest rate	0.80% – 0.84%
Expected dividend yield	—
Common Share Price	$89
Expected term (in years)	5
Expected volatility	107%

e.
Rights of the Company’s common shares

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.
f.
Redeemable convertible preferred shares

During June 2021, the Company entered into an investment agreement with its founders and certain new investors to issue 94,752 redeemable convertible preferred shares (“Preferred Stock”) in a total amount of approximately $11.3 million in which $1.6 million were invested by related parties on the same terms as all investors in the Preferred Stock. As of June 30, 2021, the Company received the total amount of the investment.
The holders of shares of the Preferred Stock have the following rights, preferences and privileges:
Voting rights —
On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder, which is one share of Common Stock for each Preferred Share owned that are

Notes to Unaudited Condensed Financial Statements

NOTE 4 —
REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT: (continued)

convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis on a 1:1 basis on all matters.
Dividend rights —
The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Company’s Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend at least equal to the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.
Liquidation Rights -
In the event of any Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under the Company’s Certificate of Incorporation, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
As of June 30, 2021 and December 31, 2020 the share capital is composed of $0.00001 par value shares, as follows:
	June 30, 2021
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Common shares	330,000	115,526	**	—
Redeemable convertible preferred shares	170,000	94,752	11,225	11,225

Notes to Unaudited Condensed Financial Statements

NOTE 4 —
REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT: (continued)

	December 31, 2020
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Common shares	100,000	100,000	**	—
Redeemable convertible preferred shares	40,000	—	—	—

**
Represent amount lower than US 1 thousand.

Conversion rights —
Trigger Events — Upon either (a) the closing of a Deemed Liquidation Event, (b) an initial public offering the Corporation’s securities on a major public stock exchange (including, without limitation and for illustration purposes, the Nasdaq Stock Market’s National Market or the New York Stock Exchange) resulting in at least $15,000,000 of proceeds to the Corporation, or (c) the vote or written consent of the majority of the Preferred Stockholders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated as follows — each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price ($119.0476) by the Conversion Price ($119.0476 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization or event with respect to the applicable Preferred Stock). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as detailed in the Company’s Certified of Incorporation in effect at the time of conversion (as of June 30, 2021 the conversion is $119.0476 per share) (ii) such shares may not be reissued by the Corporation.
Rights to Future Stock Issuances — Subject to the terms and conditions detailed in the Company’s Certified of Incorporation and applicable securities laws, if the Corporation proposes to offer or sell any new securities, the Corporation shall first offer such New Securities to each stockholder of the Corporation (each, an “Entitled Stockholder”). An Entitled Stockholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates.
See note 6a for details about the issuance and the conditions of the preferred shares that occurred in July 2021, subsequent to the reporting period.
NOTE 5 — RELATED PARTY TRANSACTIONS:
a.
Regarding related party transaction events, see note 1c and 4c.

During May 2021, the Company has signed employment arrangements.
Regarding those arrangements for the period of six months ended June 30, 2021, the Company recognized compensation expenses in the amount of $53,000.

Notes to Unaudited Condensed Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS: (continued)
The following are the employment arrangements with executive officers:
Ron Bentsur
Annual Base Salary
$575,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) the Company raising capital of at least an aggregate amount of $20 million in gross amount, or ii) the consummation of the IPO (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of the Executive’s Salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Target of 75% of the annual base salary, based on the achievement of corporate Goals & Objectives, paid no later than March 15 of the calendar year following such bonus performance period. The Board or Compensation Committee shall have the discretion to pay the Executive an Annual Performance Bonus in excess of the target for performance exceeding goals. The Annual Performance Bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Executive will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. The Company shall award the following to the Executive:
➢
Restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least US$15M in gross proceeds, or (b) capital raising of at least US$15M in a private equity financing, equal to 1% of the fully-diluted share count immediately preceding such IPO/financing event. Such shares will vest and become fully exercisable on the first anniversary of the offering or financing event, a milestone which was met subsequent to the reporting period on July 27, 2021 in connection with the closing of the $15.3 million Preferred A round and Mr. Bentsur was granted 2,481 shares of restricted stock (see also note 6c); and,

➢
Fully vested shares of common stock equal to 1% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event of termination of Executive without Cause, for Good Reason, Change of Control, Death or Disability (as such terms shall be defined in the employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Executive resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Executive, or his estate or beneficiaries, as the case may be, in the case of Death or Disability, will receive a one-time payment equal to 2 years of the then annual Base Salary, plus a bonus payment equal to the Annual Bonus earned in the preceding year plus the pro rata portion of the target bonus earned in the current year, plus benefits and expense reimbursement due to Executive, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the

Notes to Unaudited Condensed Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS: (continued)
Company’s indemnification agreement and directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Executive’s employment hereunder at any time, immediately, for Cause, (as defined below) upon written notice to Executive. If Executive’s employment is terminated for Cause, Executive shall be entitled to receive (i) the unpaid portion of the Base Salary then in effect accrued through the effective date of the termination of Executive’s employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of Executive’s employment, in each case to be paid within 30 (thirty) days after such effective date.
Enrique Poradosu
Annual Base Salary
$400,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) the Company raising at least an aggregate amount of $20 million in gross amount, or ii) the consummation of this offering (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of the Executive’s Salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Target of 50% of the annual base salary, based on the achievement of corporate Goals & Objectives, paid no later than March 15 of the calendar year following such bonus performance period. The Board or Compensation Committee shall have the discretion to pay the Executive an Annual Performance Bonus in excess of the target for performance exceeding goals. The Annual Performance Bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Executive will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. The Company shall award the following to the Executive:
➢
Restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least US$15M in gross proceeds, or (b) capital raising of at least US$15M in a private equity financing, equal to 0.5% of the fully-diluted share count immediately preceding such IPO/financing event. Such shares will vest and become fully exercisable on the first anniversary of the offering or financing event, a milestone which was met subsequent to the reporting period, on July 27, 2021 in connection with the closing of the $15.3 million Preferred A round and Mr. Poradosu was granted 1,241 shares of restricted stock (see also note 6c); and,

➢
Fully vested shares of common stock equal to 0.5% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event of termination of Executive without Cause, for Good Reason, Change of Control, Death or Disability (as such terms shall be defined in the employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.

Notes to Unaudited Condensed Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS: (continued)
If Executive resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Executive, or his estate or beneficiaries, as the case may be, in the case of Death or Disability, will receive a one-time payment equal to 2 years of the then annual Base Salary, plus a bonus payment equal to the Annual Bonus earned in the preceding year plus the pro rata portion of the target bonus earned in the current year, plus benefits and expense reimbursement due to Executive, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s indemnification agreement and directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Executive’s employment hereunder at any time, immediately, for Cause, (as defined below) upon written notice to Executive. If Executive’s employment is terminated for Cause, Executive shall be entitled to receive (i) the unpaid portion of the Base Salary then in effect accrued through the effective date of the termination of Executive’s employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of Executive’s employment, in each case to be paid within 30 (thirty) days after such effective date.
Shay Shemesh
Annual Base Salary
$400,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) The Company raising at least an aggregate amount of $20 million in gross amount, or ii) The consummation of this offering (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of the Executive’s Salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Target of 50% of the annual base salary, based on the achievement of corporate Goals & Objectives, paid no later than March 15 of the calendar year following such bonus performance period. The Board or Compensation Committee shall have the discretion to pay the Executive an Annual Performance Bonus in excess of the target for performance exceeding goals. The Annual Performance Bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Executive will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. The Company shall award the following to the Executive:
➢
Restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least US$15M in gross proceeds, or (b) capital raising of at least US$15M in a private equity financing, equal to 0.5% of the fully-diluted share count immediately preceding such IPO/financing event. Such shares will vest and become fully exercisable on the first anniversary of the offering or financing event, a milestone which was met subsequent to the reporting period on July 27, 2021 in connection with the closing of the $15.3 million Preferred A round and Mr. Shemesh was granted 1,241 shares of restricted stock (see also note 6c); and,

➢
Fully vested shares of common stock equal to 0.5% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Notes to Unaudited Condensed Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS: (continued)
Termination Provisions
In the event of termination of Executive without Cause, for Good Reason, Change of Control, Death or Disability (as such terms shall be defined in the employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Executive resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Executive, or his estate or beneficiaries, as the case may be, in the case of Death or Disability, will receive a one-time payment equal to 2 years of the then annual Base Salary, plus a bonus payment equal to the
Annual Bonus earned in the preceding year plus the pro rata portion of the target bonus earned in the current year, plus benefits and expense reimbursement due to Executive, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s indemnification agreement and directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Executive’s employment hereunder at any time, immediately, for Cause, (as defined below) upon written notice to Executive. If Executive’s employment is terminated for Cause, Executive shall be entitled to receive (i) the unpaid portion of the Base Salary then in effect accrued through the effective date of the termination of Executive’s employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of Executive’s employment, in each case to be paid within 30 (thirty) days after such effective date.
NOTE 6  — SUBSEQUENT EVENTS:
The Company’s management has performed an evaluation of subsequent events through September 17, 2021, the date the financial statements were available to be issued.
As of the date of these financial statements:
a.
During July 2021, the Company entered into an investment agreement with its founders and certain new investors to issue 33,768 shares of Preferred Stock in a total amount of approximately $4 million in which $0.03 million were invested by related parties on the same terms as all investors in the Preferred Stock. As of the issuance date of these financial statements, the Company received the total amount of the investment.

The holders of shares of the Preferred Stock have the same rights, preferences and privileges as were in June. See note 4f above.
b.
In July 2021 the Company granted stock options to purchase 1,500 shares of common stock to two members of the Company’s Board of Directors and stock options to purchase 300 shares of common stock to a certain service provider, vesting over a three year period. The options are exercisable into common shares with an exercise price of $119.0476 per share.

In addition, the Company will grant options annually to each Board member, with an estimated value (based on the Black-Scholes option pricing model) of approximately $150,000, with the first of such grants to occur only upon the first Board meeting following the consummation of the Company’s initial public offering. The Board of Directors will have full discretion with respect to the annual grants.

Notes to Unaudited Condensed Financial Statements

NOTE 6  — SUBSEQUENT EVENTS: (continued)
c.
In July 2021, the Company granted 4,963 shares of restricted stock to the Company’s three founders (see also note 5a).

d.
In August 2021, the Company entered into a worldwide, exclusive license agreement with the University Court of the University of Edinburgh (“Edinburgh” or “University” or “parties” or “UoE”) for the second drug candidate:

The company is obligated to pay success-based milestones and royalties to the UoE, as follows: (1) preapproval milestone payments of up to approximately $49.5 million including an upfront payment of $3.5 million which has already been paid and $0.5 million on the first anniversary of the effective date of this agreement. (2) regulatory approval and commercial sales milestones of up $279.5 million. (3) mid-single digit to 8% royalties on a tiered basis on net sales; and (4) 2.5% of the gross amount of each Company’s future fundraisings, up to a cumulative total of $3.0 million.
In collaboration with Edinburgh, the Company wishes to generate preclinical data to support Investigational New Drug (IND) submission and inform patient selection/enrichment strategies.
The aim of the development collaboration formed between the Parties under this Agreement is to progress the development of the Licensed Technology (as defined below, which is licensed under the License Agreement) according to the Work Plan (as defined below). The Company has agreed to provide funding to Edinburgh to support such collaboration.
The Parties wish to enter into this Agreement to set out the terms for the provision of such funding by the company and the terms of the development collaboration formed between the Parties. In consideration of the obligations of Edinburgh, the Company shall pay the Project Costs in the amount of £580,000, payable over 18 months. Payment of the Project Costs shall be due and payable to Edinburgh within thirty (30) calendar days after receipt of an invoice from Edinburgh. Edinburgh shall invoice every three months.
License Term: The royalty term for each licensed product in each country is the period commencing with the first commercial sale of the applicable licensed product in the applicable country and ending on the expiration of the last to expire of any patent specified by the license (statutory expiration for the NXP900 patent family is April 2036), or the expiration of any extended exclusivity period in the relevant country. The Company may terminate the license if the Company determines that it is not scientifically or commercially viable to research, develop, or commercialize the licensed products which are the subject of the license agreement. UoE may terminate the agreement if the Company: (i) ceases to carry on the business regarding the treatment, prevention and/or diagnosis of human diseases; (ii) discontinues the development of the licensed products which are the subject of the license; (iii) disposes of our assets or business in whole or in material part; (iv) challenges the validity, ownership, or enforceability of the exclusively licensed technology; (v) contests the secret or substantial nature of certain know-how subject to the license; or (vi) breaches certain diligence obligations or fails to pay any amount due under the license within a specified time frame.
e.
In August 2021, the Company granted to certain service providers stock options to purchase 3,560 shares of common stock exercisable into common shares with an exercise price of $119.0476 per share.

f.
In September 2021, the Company granted to an employee 400 RSU’s and 750 stock options to a Company’s board of director member, respectively exercisable into common shares with an exercise price of $119.0476 per share, all vesting over a 3-year period.

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Nuvectis Pharma Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Nuvectis Pharma Inc. (the “Company”) as of December 31, 2020, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from July 27, 2020 (inception) to December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the result of its operations and its cash flows for the period from July 27, 2020 (inception) to December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
July 30, 2021
We have served as the Company’s auditor since 2021.

Nuvectis Pharma, Inc.
Balance Sheet
(in thousands, except per share and share amounts)
December 31, 2020
Assets
CURRENT ASSETS:
TOTAL CURRENT ASSETS	—
TOTAL ASSETS	—
Liabilities and Stockholders’ Equity
Accounts payables	10
TOTAL CURRENT LIABILITIES	10
TOTAL LIABILITIES	10
COMMITMENTS AND CONTINGENCIES, see Note 3
STOCKHOLDERS’ EQUITY, see Note 4:
Preferred stock, $0.001 par value – 40,000** shares authorized. No preferred stock was issued or outstanding as of December 31, 2020	—
Common Stock, $0.001 par value – 100,000** shares authorized, 100,000 shares issued and outstanding as of December 31, 2020	*
Notes received for common shares	(*)
Accumulated deficit	(10)
TOTAL STOCKHOLDERS’ EQUITY	(10)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	—

*
Represent amount lower than US 1 thousand.

**
Adjusted to reflect stock split, see Note 8.

The accompanying Notes are an integral part of these financial statements.

Nuvectis Pharma, Inc.
Statement of Operations
(in thousands, except per share and share amounts)
For the period from July 27, 2020* until December 31, 2020
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT	—
GENERAL AND ADMINISTRATIVE	10
10
NET LOSS	10
BASIC AND DILUTED NET LOSS PER COMMON SHARE OUTSTANDING, see Note 5	0.10
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING**	100,000

*
The date of the Company’s inception.

**
Adjusted to reflect stock split, see Note 8.

The accompanying Notes are an integral part of these financial statements.

Nuvectis Pharma, Inc.
Statement of Stockholders’ Equity
(in thousands, except share amounts)
	Common Shares		Notes received from Common shares	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
CHANGES DURING THE PERIOD FROM JULY 27, 2020* until DECEMBER 31, 2020:
Issuance of common shares	100,000	**	(**)	—	—
Net loss for the period	—	—	—	(10)	(10)
BALANCES AT DECEMBER 31, 2020	100,000	**	(**)	(10)	(10)

*
The date of the Company’s inception.

**
Represent amount lower than US 1 thousand.

The accompanying Notes are an integral part of these financial statements.

Nuvectis Pharma, Inc.
Statement of Cash Flows
(in thousands, except per share and share amounts)
For the period from July 27, 2020* until December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	10
Adjustments to reconcile loss to net cash used in operating activities:
Increase in accounts payables	(10)
Net cash used in operating activities	—
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	—
INCREASE IN CASH AND CASH EQUIVALENTS	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD	—
Supplemental cash flow information:
Interest paid	—
Income tax paid	—
Supplemental noncash disclosure:
Issuance of common shares in return for note receivable	**

*
The date of the Company’s inception.

**
Represents an amount lower than US 1 thousand.

The accompanying Notes are an integral part of these financial statements.

NOTES TO AUDITED CONDENSED FINANCIAL STATEMENTS
NOTE 1 — GENERAL:
a.
Nuvectis Pharma, Inc. (formerly Centry Pharma, Inc.) (hereafter — “the Company”) was incorporated under the laws of the State of Delaware on July 27, 2020 and commenced its principal operations in May 2021. The Company’s principal executive offices are located at Fort Lee in the state of New Jersey.

The Company is a biopharmaceutical company focused on the development of novel targeted small molecule therapeutics for the treatment of cancer in genetically defined patient populations. The Company’s precision medicine approach translates key scientific insights relating to the oncogenic drivers and pathway addiction of cancer into potent and highly selective anticancer drugs.
b.
In May 2021, subsequent to the reporting period, the Company entered into a worldwide, exclusive license agreement with the CRT Pioneer Fund (“CRT”) (see Note 8).

c.
Liquidity

During June and July 2021, subsequent to the reporting period, the Company closed an investment agreement with its founders, directors, and certain new investors to issue 128,520 preferred A shares in a total amount of approximately $15.3 million (see Note 8). As of the issuance of the financial statements, the Company received the total amount of the investments.
Based on management’s cash flow projections, the Company believes that the above described investment is sufficient to fund the Company’s planned operations for a period greater than 12 months from the issuance of these financial statements. The Company will need to raise additional capital in order to complete the clinical trials aimed at developing the product candidates until obtaining its regulation and marketing approvals. There can be no assurances that the Company will be able to secure such additional financing if at all, or at terms that are satisfactory to the Company, and that it will be sufficient to meet its needs. In the event the Company is not successful in obtaining sufficient funding, this could force the Company to delay, limit, or reduce our product development, clinical trials, commercialization efforts or other operations, or even close down or liquidate.
d.
As described in Note 8, in May 2021, the Company’s board of directors approved and declared a 1:100 stock split of common and preferred shares. All of the share and per share amounts reflected in these financial statements and the Notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

e.
Coronavirus pandemic

In December 2019, a novel strain of coronavirus which causes a disease referred to as COVID-19, was first detected in Wuhan, China, and has since spread worldwide. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak had evolved into a pandemic. In response to the pandemic, and despite mass immunization efforts in many countries around the world, many governments are still implementing a variety of control measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses.
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets. The extent to which the COVID-19 pandemic impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the virus and the actions to contain it or treat its impact, among others. Some factors from the COVID-19 outbreak or any outbreak caused by any variant of COVID-19 that may delay or otherwise adversely affect the Company’s clinical trial programs, as well as adversely impact our business generally.

NOTE 1 — GENERAL: (continued)
The Company currently relies on third parties for certain functions or services in support of its clinical trials and key areas of its operations. If these third parties themselves are adversely impacted by restrictions resulting from the COVID-19 outbreak, we will likely experience delays and/or realize additional costs. As a result, our ability to commence and complete clinical trials in timely fashion, obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or disrupted.
It is not possible at this time to estimate the full impact that COVID-19 could have on the Company’s operations, as the impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. As of the date of issuance of these financial statements, the extent to which the COVID-19 pandemic may materially impact the Company’s financial condition, liquidity, or results of operations is uncertain.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (hereafter — “U.S. GAAP”). The significant accounting policies used in the preparation of the financial statements are as follows:
a.
Fiscal year end

The Company’s fiscal year end is set as December 31.
b.
Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s financial statements.
The Company commenced its principal operations in May 2021 and therefore the Company did not use estimates in the preparation of these financial statements.
c.
Functional and presentation currency

The U.S. dollar (“dollar”) is the currency of the primary economic environment in which the operations of the Company are conducted and that the Company expects to continue to operate in the foreseeable future. Accordingly, the functional currency of the Company is the dollar.
Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions — exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation) — historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.
d.
Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued)
are not restricted as to withdrawal or use and are readily convertible to known amounts of cash. As of December 31, 2020, the Company has no cash and cash equivalents balance.
e.
Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs and professional services. All costs associated with research and developments are expensed as incurred.
f.
Loss contingencies:

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment.
Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed. As of December 31, 2020, no contingent liabilities have been recognized.
g.
Income taxes:

1)
Deferred taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (hereafter — “ASC 740”). ASC 740 prescribes that income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company’s losses, the Company has concluded it is more likely than not the deferred assets will not be realized and has provided a full valuation allowance with respect to its deferred tax assets.
2)
Uncertainty in income taxes

The Company accounts for uncertain tax positions in accordance with ASC 740-10. The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.
h.
Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net loss per share, basic and diluted, is computed on the basis of the net loss for

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (continued)
the year divided by the weighted average number of common shares outstanding during the year. Diluted net loss per share is based upon the weighted average number of common shares and of common share equivalents outstanding when dilutive. As of December 31, 2020, the Company doesn’t have dilutive instruments.
i.
Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:
Level 1:
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:
Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.
j.
Segment reporting

An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker for the purpose of assessing performance and allocating resources and for which discrete financial information is available. The Company operates in one operating segment.
k.
Comprehensive loss

Comprehensive loss includes no other item other than net loss.
l.
Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3 — COMMITMENTS AND CONTINGENCIES:
a.
License agreement

For the license agreement, which was signed in May 2021, subsequent to the reporting period, see Note 8a.
b.
Related party transactions

As for related party transactions occurred subsequent to the reporting period, see Note 8.
c.
Contingencies

NOTE 3 — COMMITMENTS AND CONTINGENCIES: (continued)
As of December 31, 2020, no contingent liabilities have been recognized.
NOTE 4 — STOCKHOLDERS’ EQUITY:
a.
As of December 31, 2020, the Company’s authorized capital stock consist of 1,000 shares of common stock, par value $0.001 per share, and 400 shares of preferred stock, par value $0.001 per share. As described in Note 8, in May 2021, the Company’s board of directors approved and declared a 1:100 stock split of common shares and preferred shares.

b.
Rights of the Company’s common shares

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.
c.
Preferred shares

See Note 8 for details about the issuance of and the conditions of the preferred shares that occurred in June 2021 and July 2021, subsequent to the reporting period.
NOTE 5 — NET LOSS PER SHARE:
a.
Basic

Basic net loss per share is calculated by dividing the net loss attributable to the Company’s stockholders by the weighted average number of common shares outstanding.
Period from July 27 (inception), 2020 to December 31, 2020
in thousands U.S. dollars
Loss attributable to common stockholders	10
Basic and diluted net loss per common share	0.10

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of shares in issue during the year.
b.
Diluted

As of December 31, 2020, the Company did not have any dilutive securities or any other contracts which could, potentially, be exercised or converted into common shares and then share in the earnings of the Company.
NOTE 6 — INCOME TAXES:
a.
Tax rates:

Income of the Company is taxed according to the federal tax laws in the US and the relevant state laws. The U.S tax rate in 2020 is 28% comprising U.S statutory tax rates of 21% and state tax rate of 7%.

NOTE 6 — INCOME TAXES: (continued)
b.
Tax assessments

The Company has not been taxed since its inception.
c.
Deferred taxes

As the achievement of required future taxable income is not likely, the Company recorded a full valuation allowance.
NOTE 7 — RELATED PARTY TRANSACTIONS:
Regarding related party transaction events subsequent to the reporting period see Note 8.
NOTE 8 — SUBSEQUENT EVENTS:
The Company’s management has preformed an evaluation of subsequent events through July 30, 2021, the date the financial statements were available to be issues. As of the date of these financial statements:
a.
In May 2021, the Company entered into a worldwide, exclusive license agreement with the CRT Pioneer Fund for NXP800 and any of its derivatives (collectively, the “NXP800 Program”). NXP800 is a small molecule drug candidate that the Company believes can be applied to a broad range of cancers. Prior to licensing by the Company, CRT was the commercial owner of the NXP800 Program, which it acquired from the Institute of Cancer Research in London, UK (“ICR”). The ICR is a world-renowned research institute focused on the discovery and preclinical development of cancer therapeutics. Pursuant to the license agreement, the Company has an obligation to pay success-based milestones and royalties to CRT, as follows: 1) pre-approval milestone payments of up to approximately $26.5 million, including an upfront payment of $3.5 million which has already been paid; 2) regulatory approval and commercial sales milestones of up $178 million (in addition to the above $26.5 million); and 3) mid-single digit to 10% royalties on a tiered basis on net sales.

In addition, in connection with the licensing agreement, the Company will provide ICR with up to an additional $500,000 in research and development support over the next 18 months to conduct additional scientific research and preclinical testing for certain indications that the Company selects in connection with the NXP800 Program. According to the license agreement, the Company also has an exclusive license to intellectual property rights developed in the collaboration, to research, develop and commercialize products resulting from the collaboration.
The royalty term for each licensed product in each country is the period commencing with first commercial sale of the applicable licensed product in the applicable country, and ending on the expiration of the last to expire of any patent specified by the license agreement, or the expiration of any extended exclusivity period in the relevant country.
In addition, the Company is continuing in-licensing activities to expand its portfolio of product candidates to treat cancers with an unmet medical need.
b.
In May 2021, the Company’s board of directors approved and declared a 1:100 stock split of common shares with a par value of $0.00001 and preferred shares, with a par value of $0.00001 par value. In addition, the Company increased the number of authorized common shares from 100,000 to 330,000 and preferred shares from 40,000 to 170,000. All share and per share amounts in these financial statements have been retroactively adjusted to reflect the split as if it had been effected prior to the earliest financial statement period included herein.

c.
In May 2021, the Company’s board of directors approved the issuance of common shares in a total amount of 6,126, each with par value of $0.00001 per share for third parties including service providers.

NOTE 8 — SUBSEQUENT EVENTS: (continued)
d.
During June and July 2021, the Company entered into an investment agreement with its founders, directors, and certain new investors to issue 128,520 preferred A shares (“Preferred Stock”) in a total amount of approximately $15.3 million in which $1.63 million were invested by related parties on the same terms as all investors in the Preferred Stock. As of the issuance date of these financial statements, the Company received the total amount of the investments.

The holders of shares of the Preferred Stock have the following rights, preferences and privileges:
Voting rights
Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder can be converted, which is one share of Common Stock for each Preferred Share owned that is convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis on a 1:1 basis on all matters.
Dividend rights
The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Company’s Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend at least equal to the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.
Liquidation Rights
In the event of any Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in the Company’s Certificate of Incorporation), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price (as defined in the Company’s Certificate of Incorporation), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to the Company’s Certificate of Incorporation immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If, upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under the Company’s Certificate of Incorporation, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Conversion rights
Trigger Events — Upon either (a) the closing of a Deemed Liquidation Event, (b) an initial public offering of the Company’s securities on a major public stock exchange (including, without limitation

NOTE 8 — SUBSEQUENT EVENTS: (continued)
and for illustration purposes, the Nasdaq Stock Market’s National Market or the New York Stock Exchange) resulting in at least $15,000,000 of proceeds to the Company, or (c) the vote or written consent of the majority of the Preferred Stockholders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), then all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion rate, calculated as follows: each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time and without payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (equal to the Original Issue Price). Such initial Conversion Price shall be subject to adjustment as detailed in the Company’s Certificate of Incorporation then in effect at the time of conversion (ii) such shares may not be reissued by the Corporation.
Rights to Future Stock Issuances — Subject to the terms and conditions detailed in the Company’s Certificate of Incorporation and applicable securities laws, if the Company proposes to offer or sell any New Securities (as defined in the Company’s Certificate of Incorporation), the Company shall first offer such New Securities to each stockholder of the Company (each, an “Entitled Stockholder”). An Entitled Stockholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates.
e.
In May 2021, the Company’s board of directors approved an equity incentive plan (hereafter — “Option Agreement”), in which the Company has reserved a total amount of 10,474 common shares for issuance in connection with the Option Agreement.

f.
In June 2021, the Company granted to certain service providers 2,287 warrants exercisable into common shares with an exercise price of $119.0476 per share.

In July 2021, the Company granted 1,800 stock options which vest over a three-year period to two members of the Company’s board of directors and a consultant. The options are exercisable into common shares with an exercise price of $119.0476 per share.
In addition, at the Board’s discretion, the Company will grant stock options to the company’s board of director member with an estimated value (based on Black-Scholes model for options) of approximately $150,000 upon the first Board meeting following the consummation of the Company’s initial public offering, and thereafter, to occur on the day following each annual meeting of the Company’s stockholders.
g.
As of the issuance date of these financial statements, the Company has signed employment arrangements. The following are the employment arrangements with executive officers:

Ron Bentsur
Annual Base Salary
$575,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) The Company raising capital of at least an aggregate amount of $20 million in gross amount, or ii) The consummation of an IPO (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of the Executive’s Salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Target of 75% of the annual base salary, based on the achievement of corporate Goals & Objectives, paid no later than March 15 of the calendar year following such bonus performance period. The Board

NOTE 8 — SUBSEQUENT EVENTS: (continued)
or Compensation Committee shall have the discretion to pay the Executive an Annual Performance Bonus in excess of the target for performance exceeding goals. The Annual Performance Bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Executive will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. On the Effective Date, the Company shall award the following to the Executive:
(i)
Restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least US$15M in gross proceeds, or (b) capital raising of at least US$15M in a private equity financing, equal to 1% of the fully-diluted share count immediately preceding such IPO/financing event. Such shares will vest and become fully exercisable on the first anniversary of the offering or financing event; and,

(ii)
Fully vested shares of common stock equal to 1% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event of termination of Executive without Cause, for Good Reason, Change of Control, Death or Disability (as such terms shall be defined in the employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Executive resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Executive, or his estate or beneficiaries, as the case may be, in the case of Death or Disability, will receive a one-time payment equal to 2 years of the then annual Base Salary, plus a bonus payment equal to the Annual Bonus earned in the preceding year plus the pro rata portion of the target bonus earned in the current year, plus benefits and expense reimbursement due to Executive, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Executive’s employment hereunder at any time, immediately, for Cause, (as defined below) upon written notice to Executive. If Executive’s employment is terminated for Cause, Executive shall be entitled to receive (i) the unpaid portion of the Base Salary then in effect accrued through the effective date of the termination of Executive’s employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of Executive’s employment, in each case to be paid within 30 (thirty) days after such effective date.
Enrique Poradosu
Annual Base Salary
$400,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) The Company raising at least an aggregate amount of $20 million in gross amount, or ii) The consummation of this offering (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of the Executive’s Salary

NOTE 8 — SUBSEQUENT EVENTS: (continued)
shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Target of 50% of the annual base salary, based on the achievement of corporate Goals & Objectives, paid no later than March 15 of the calendar year following such bonus performance period. The Board or Compensation Committee shall have the discretion to pay the Executive an Annual Performance Bonus in excess of the target for performance exceeding goals. The Annual Performance Bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Executive will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. On the Effective Date, the Company shall award the following to the Executive:
(i)
Restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least US$15M in gross proceeds, or (b) capital raising of at least US$15M in a private equity financing, equal to 0.5% of the fully-diluted share count immediately preceding such IPO/financing event. Such shares will vest and become fully exercisable on the first anniversary of the offering or financing event; and,

(ii)
Fully vested shares of common stock equal to 0.5% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event of termination of Executive without Cause, for Good Reason, Change of Control, Death or Disability (as such terms shall be defined in the employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Executive resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Executive, or his estate or beneficiaries, as the case may be, in the case of Death or Disability, will receive a one-time payment equal to 2 years of the then annual Base Salary, plus a bonus payment equal to the Annual Bonus earned in the preceding year plus the pro rata portion of the target bonus earned in the current year, plus benefits and expense reimbursement due to Executive, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Executive’s employment hereunder at any time, immediately, for Cause, (as defined below) upon written notice to Executive. If Executive’s employment is terminated for Cause, Executive shall be entitled to receive (i) the unpaid portion of the Base Salary then in effect accrued through the effective date of the termination of Executive’s employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of Executive’s employment, in each case to be paid within 30 (thirty) days after such effective date.

NOTE 8 — SUBSEQUENT EVENTS: (continued)
Shay Shemesh
Annual Base Salary
$400,000 per annum, paid monthly in equal installments, commencing as of the earlier of: i) The Company raising at least an aggregate amount of $20 million in gross amount, or ii) The consummation of this offering (the “Effective Date”). On an annual basis, as of the first January following the Effective Date, and in any event on each January 1 thereafter, the amount of the Executive’s Salary shall be increased by no less than the greater of (1) the amount determined by the Company’s Compensation Committee, or (2) the relevant CPI.
Annual Bonus
Target of 50% of the annual base salary, based on the achievement of corporate Goals & Objectives, paid no later than March 15 of the calendar year following such bonus performance period. The Board or Compensation Committee shall have the discretion to pay the Executive an Annual Performance Bonus in excess of the target for performance exceeding goals. The Annual Performance Bonus may be awarded without proration in the event of a partial contract year.
Equity Awards
Executive will be eligible for grants of equity awards under the Company’s long-term equity incentive plan. On the Effective Date, the Company shall award the following to the Executive:
(i)
Restricted shares of common stock upon the consummation of the earlier of (a) IPO raising at least US$15M in gross proceeds, or (b) capital raising of at least US$15M in a private equity financing, equal to 0.5% of the fully-diluted share count immediately preceding such IPO/financing event. Such shares will vest and become fully exercisable on the first anniversary of the offering or financing event; and,

(ii)
Fully vested shares of common stock equal to 0.5% of the then fully diluted share count of the Company when the Company reaches an average market capitalization over a 30-day period of $350 million or higher.

Termination Provisions
In the event of termination of Executive without Cause, for Good Reason, Change of Control, Death or Disability (as such terms shall be defined in the employment agreement) all unvested shares of restricted stock and options shall be immediately accelerated and become fully vested and unrestricted/exercisable. Upon termination for Cause, all unvested shares of restricted shock shall expire and terminate.
If Executive resigns for Good Reason or is terminated due to Death or Disability, Change of Control, or otherwise terminated without Cause, then Executive, or his estate or beneficiaries, as the case may be, in the case of Death or Disability, will receive a one-time payment equal to 2 years of the then annual Base Salary, plus a bonus payment equal to the Annual Bonus earned in the preceding year plus the pro rata portion of the target bonus earned in the current year, plus benefits and expense reimbursement due to Executive, payment in lieu of any accrued but unused vacation time, payment of any unreimbursed expenses, and continued coverage through the longest applicable limitations period under the Company’s directors and officers insurance policies, all such payments to be made within 60 (sixty) days of the date of termination.
Notwithstanding the above the Company may terminate Executive’s employment hereunder at any time, immediately, for Cause, (as defined below) upon written notice to Executive. If Executive’s

NOTE 8 — SUBSEQUENT EVENTS: (continued)
employment is terminated for Cause, Executive shall be entitled to receive (i) the unpaid portion of the Base Salary then in effect accrued through the effective date of the termination of Executive’s employment hereunder, and (ii) payment for any unused vacation days which have accrued through the effective date of the termination of Executive’s employment, in each case to be paid within 30 (thirty) days after such effective date.

Shares of Common Stock
Nuvectis Pharma, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity
           , 2021
Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Capital Market, or Nasdaq, listing fee.
Amount to be paid
SEC Registration fee		$4,364.00
Legal fees and expenses	$	*
FINRA filing fee	$	*
Nasdaq listing fee	$	*
Accounting fees and expenses	$	*
Printing expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*
To be disclosed by amendment.

Item 14.
Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law, or DGCL. provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation’s best interests, except that no indemnification shall be permitted without judicial approval if a court has determined that the person is to be liable to the corporation with respect to such claim. Section 145(c) of the DGCL provides that, if a present or former director or officer has been successful in defense of any action referred to in Sections 145(a) and (b) of the DGCL, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) he or she actually and reasonably incurred in connection with such action.

Part II

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.
As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, we have adopted provisions in our Amended and Restated Certificate of Incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:
•
any breach of their duty of loyalty to the corporation or the stockholder;

•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•
any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our Amended and Restated Certificate of Incorporation and our Bylaws also provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our Bylaws would permit indemnification. We have secured such insurance.
We have entered into an underwriting agreement in connection with this offering, which provides for indemnification by the underwriter of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 15.
Recent Sales of Unregistered Securities

Since July 27, 2020, we have made the issuances of our unregistered securities described below. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
During June and July 2021, the Company closed an investment agreement with its founders, directors, and certain new investors to issue 126,798 preferred A shares, at a price of approximately $119.05 per share, for a total investment amount of approximately $15.1 million, in which $1.63 million were invested by related parties on the same terms as all other investors. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder in a transaction by an issuer not involving any public offering.

Part II

Item 16.
Exhibits and Financial Statement Schedules

(a)   Exhibits.    The exhibits to the Registration Statement are listed in the Exhibit Index below and incorporated by reference herein.
EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement. ♦
3.1	Form of Amended and Restated Certificate of Incorporation of Nuvectis Pharma, Inc.
3.2	Form of Amended and Restated Bylaws of Nuvectis Pharma, Inc.
4.1	Form of Common Stock Certificate.
5.1	Opinion of Alston & Bird LLP. ♦
10.1	Global Equity Incentive Plan. +
10.2	Form of Executive Employment Agreement with Ron Bentsur. +
10.3	Form of Executive Employment Agreement with Enrique Poradosu. +
10.4	Form of Executive Employment Agreement with Shay Shemesh. +
10.5	Executive Employment Agreement with Uri Ben-Or. +♦
10.6	License Agreement between Nuvectis Pharma, Inc. and CRT Pioneer Fund LP dated May 19, 2021. *
10.7	License Agreement between Nuvectis Pharma, Inc. and The University Court of the University of Edinburgh, dated August 26, 2021. *
23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers. ♦
23.2	Consent of Alston & Bird LLP (included in Exhibit 5.1). ♦
24.1	Power of Attorney (included on signature page).

♦
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Certain confidential portions of this exhibit have been omitted pursuant to Item 601(b) of Regulation S-K.

Item 17.
Undertakings

(a)
The undersigned registrant hereby undertakes:

1.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

Part II

Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)   Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
6.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Part II

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [        ], State of [           ], on this [  ] day of [           ], 2021.
Nuvectis Pharma, Inc.
By:

Ron Bentsur
Chairman, Chief Executive Officer and President
POWER OF ATTORNEY
We, the undersigned directors and officers of Nuvectis Pharma, Inc., hereby severally constitute and appoint Ron Bentsur and Shay Shemesh, acting singly, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any or all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, including any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of his substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
Ron Bentsur	Chairman, Chief Executive Officer and President (Principal Executive Officer)	, 2021
Uri Ben-Or	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Kenneth Hoberman	Director	, 2021
James F. Oliviero III	Director	, 2021
Matthew L. Kaplan	Director	, 2021